UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 25, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the First Quarter 2019 Report of UBS Group AG, which appears immediately following this page.

Our financial results

First quarter 2019  report

Corporate calendar UBS Group AG

1.	UBS Group
4	Recent developments
7	Group performance

2.	UBS business divisions and Corporate Center
20	Global Wealth Management
23	Personal & Corporate Banking
27	Asset Management
30	Investment Bank
33	Corporate Center

3.	Risk, treasury and capital management
37	Risk management and control
42	Balance sheet, liquidity and funding management
46	Capital management

4.	Consolidated financial statements
61	UBS Group AG interim consolidated financial statements (unaudited)
103	UBS AG interim consolidated financial information (unaudited)

5.	Significant regulated subsidiary and sub-group information
106	Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

Appendix

108	Abbreviations frequently used in our financial reports
111	Information sources
112	Cautionary statement

Annual General Meeting 2019:                                           Thursday, 2 May 2019
Publication of the second quarter 2019 report:                     Tuesday, 23 July 2019
Publication of the third quarter 2019 report:                         Tuesday, 22 October 2019
Publication of the fourth quarter 2019 report:                      Tuesday, 21 January 2020

Corporate calendar UBS AG*

Publication of the first quarter 2019 report:                          Tuesday, 30 April 2019

*Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

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Investor Relations

UBS’s Investor Relations team supports
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www.ubs.com/investors

Zurich +41-44-234 4100
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mediarelations@ubs.com

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Office of the Group Company Secretary

The Group Company Secretary receives
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Board of Directors.

UBS Group AG, Office of the Group Company Secretary
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sh-company-secretary@ubs.com

+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary office,
is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

+41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2019. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

First quarter 2019 report

Our key figures

	As of or for the quarter ended
USD million, except where indicated	31.3.19	31.12.18	31.3.18
Group results
Operating income	7,218	6,972	8,168
Operating expenses	5,672	6,492	6,069
Operating profit / (loss) before tax	1,546	481	2,100
Net profit / (loss) attributable to shareholders	1,141	315	1,566
Diluted earnings per share (USD)[1]	0.30	0.08	0.41
Profitability and growth[2]
Return on equity (%)[3]	8.6	2.4	11.8
Return on tangible equity (%)[4]	9.8	2.7	13.5
Return on common equity tier 1 capital (%)[5]	13.3	3.7	18.3
Return on risk-weighted assets, gross (%)[6]	10.9	10.8	12.9
Return on leverage ratio denominator, gross (%)[6]	3.2	3.1	3.6
Cost / income ratio (%)[7]	78.4	92.4	74.1
Adjusted cost / income ratio (%)[8]	77.9	92.2	75.3
Net profit growth (%)[9]	(27.1)		25.1
Resources
Total assets	956,579	958,489	964,260
Equity attributable to shareholders	53,667	52,928	53,662
Common equity tier 1 capital[10]	34,658	34,119	34,774
Risk-weighted assets[10]	267,556	263,747	266,169
Common equity tier 1 capital ratio (%)[10]	13.0	12.9	13.1
Going concern capital ratio (%)[10]	18.5	17.5	17.3
Total loss-absorbing capacity ratio (%)[10]	32.7	31.7	31.2
Leverage ratio denominator[10]	910,993	904,598	925,651
Common equity tier 1 leverage ratio (%)[10]	3.80	3.77	3.76
Going concern leverage ratio (%)[10]	5.4	5.1	5.0
Total loss-absorbing capacity leverage ratio (%)[10]	9.6	9.3	9.0
Liquidity coverage ratio (%)[11]	153	136	136
Other
Invested assets (USD billion)[12]	3,318	3,101	3,309
Personnel (full-time equivalents)	67,481	66,888	62,537
Market capitalization[13,14]	45,009	45,907	66,261
Total book value per share (USD)[13]	14.45	14.35	14.27
Total book value per share (CHF)[13,15]	14.39	14.11	13.60
Tangible book value per share (USD)[13]	12.67	12.55	12.53
Tangible book value per share (CHF)[13,15]	12.62	12.33	11.94

1 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for more information on our performance targets.    3 Calculated as net profit attributable to shareholders (annualized as applicable) / average equity attributable to shareholders.    4 Calculated as net profit attributable to shareholders (annualized as applicable) / average equity attributable to shareholders less average goodwill and intangible assets. The definition of the numerator for return on tangible equity has been revised to align with numerators for return on equity and return on CET1 capital; i.e., we no longer adjust for amortization and impairment of goodwill and intangible assets. Prior periods have been restated.    5 Calculated as net profit attributable to shareholders (annualized as applicable) / average common equity tier 1 capital.    6 Calculated as operating income before credit loss expense or recovery (annualized as applicable) / average risk-weighted assets and average leverage ratio denominator, respectively.    7 Calculated as operating expenses / operating income before credit loss expense or recovery.    8 Calculated as adjusted operating expenses / adjusted operating income before credit loss expense or recovery.    9 Calculated as change in net profit attributable to shareholders from continuing operations between current and comparison periods / net profit attributable to shareholders from continuing operations of comparison period.    10 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    11 Refer to the “Balance sheet, liquidity and funding management” section of this report for more information.    12 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.    13 Refer to “UBS shares” in the “Capital management” section of this report for more information.    14 Beginning with our Annual Report 2018, the calculation of market capitalization has been amended to reflect total shares outstanding multiplied by the share price at the end of the period. The calculation was previously based on total shares issued multiplied by the share price at the end of the period. Market capitalization has been reduced by USD 2.1 billion as of 31 December 2018 and by USD 1.7 billion as of 31 March 2018 as a result.    15 Total book value per share and tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency. As a consequence of the restatement to a US dollar presentation currency, amounts may differ from those originally published in our quarterly and annual reports.

Performance measures: reasons for use

Return on equity                                               This measure provides information on the profitability of the business in relation to equity.

Return on tangible equity                                 This measure provides information on the profitability of the business in relation to tangible equity.

Return on common equity tier 1 capital                   This measure provides information on the profitability of the business in relation to common equity tier 1 capital.

Return on risk-weighted assets, gross              This measure provides information on the revenues of the business in relation to risk-weighted assets.

Return on leverage ratio denominator, gross           This measure provides information on the revenues of the business in relation to leverage ratio denominator.

Cost / income ratio                                           This measure provides information on the efficiency of the business by comparing operating expenses with gross income.

Adjusted cost / income ratio                             This measure provides information on the efficiency of the business by comparing operating expenses with gross income, while              excluding items that management believes are not representative of the underlying performance of the businesses.

Net profit growth                                             This measure provides information on profit growth in comparison with the prior-year period.

UBS Group

Management report

Changes to our presentation currency

Effective from 1 October 2018, the presentation currency of UBS Group AG’s consolidated financial statements has changed from Swiss francs to US dollars. Comparative information in this report for periods prior to the fourth quarter of 2018 has been restated. Assets, liabilities and total equity were translated to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses were translated at the respective average rates prevailing for the relevant periods.

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,”                                  UBS Group AG and its consolidated subsidiaries
“Group,” “the Group,” “we,” “us” and “our”

“UBS AG consolidated”                                                                                       UBS AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG standalone”                                       UBS Group AG on a standalone basis

“UBS AG” and “UBS AG standalone”                                                               UBS AG on a standalone basis

“UBS Switzerland AG” and “UBS Switzerland AG standalone”                     UBS Switzerland AG on a standalone basis

“UBS Europe SE consolidated”                                                                            UBS Europe SE and its consolidated subsidiaries

“UBS Americas Holding LLC” and                                                                       UBS Americas Holding LLC and its
“UBS Americas Holding LLC consolidated”                                                       consolidated subsidiaries

Recent developments

Recent developments

Regulatory and legal developments

Revised gone concern capital requirements in Switzerland

In April 2019, the Swiss Federal Department of Finance issued a revised Capital Adequacy Ordinance for consultation. Among other items, the proposal introduces gone concern capital requirements for Swiss-based legal entities of global systemically important banks. Under the proposal, UBS AG would be subject to a gone concern capital requirement on its third-party exposure on a standalone basis, as well as to an additional gone concern capital buffer requirement on its consolidated exposure. UBS Switzerland AG would continue to be required to maintain gone concern capital. These gone concern requirements would become effective on 1 January 2020 and the buffer would be phased in in full between 1 January 2021 and 1 January 2024.

The proposal also caps the maximum gone concern rebate relevant for UBS Group AG consolidated and UBS AG at 1.25% of total exposure, compared with a maximum rebate level of 2.0% under the current regime.

Finally, the eligibility of bail-in bonds with a remaining maturity between one and two years would increase, from 50% under the current regime to 100% effective 1 January 2020; however, their share in total gone concern capital would be capped at 20%.

Based on our initial assessment, we would expect that when fully phased in on 1 January 2024, UBS would be required to maintain a gone concern leverage ratio of around 100 basis points higher than otherwise needed to meet the Group requirements.

→   Refer to the “Capital management” section of our Annual Report 2018 for information on the current capital requirements

UK withdrawal from the EU

The previously announced combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE became legally effective on 1 March 2019. As a result, we are able to continue to serve our clients and access relevant markets in any political Brexit scenario, including a scenario in which the UK leaves the EU without a binding withdrawal agreement (a “no-deal scenario”).

The cross-border merger of UBS Limited into UBS Europe SE resulted in a combined balance sheet of EUR 57 billion. Following the merger, UBS Europe SE is subject to direct supervision by the European Central Bank and is considered a significant regulated subsidiary. Effective from the first quarter of 2019, we include financial and regulatory information of UBS Europe SE in our quarterly and annual Group reporting.

→   Refer to the “Significant regulated subsidiary and sub-group information” section of this report for the financial and regulatory key figures for UBS Europe SE consolidated

→   Refer to the 31 March 2019 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors  for more information on the regulatory capital components and capital ratios, as well as the leverage ratio of UBS Europe SE consolidated

The UK’s Prudential Regulation Authority (PRA) and Financial Conduct Authority (FCA) have opened registration for the Temporary Permissions Regime (TPR). This regime will allow firms and funds domiciled in the European Economic Area (EEA) that currently are passported into the UK to continue operating within the scope of their existing permissions for a limited period after the UK’s withdrawal. UBS has provided TPR notifications for UBS subsidiaries in the EEA that currently passport into the UK, in order to ensure the continuity of UK regulatory permissions in the event of a no-deal scenario.

In addition, the European Securities and Markets Authority (ESMA) has taken measures to mitigate potential disruptions in a no-deal scenario. It agreed to recognize the three UK-authorized central counterparties (CCPs): LCH Limited, ICE Clear Europe Ltd and LME Clear Limited. This will allow them to continue to provide clearing services in the EU for a limited period in a no-deal scenario and will avoid the need to migrate UBS Europe SE’s current derivatives exposures from a UK CCP to an EU CCP ahead of the exit date. ESMA has also announced a recognition decision for the UK-authorized Central Securities Depository – Euroclear UK & Ireland Limited – for a limited period. This will make possible the continued use of the Euroclear UK & Ireland securities depository to settle Irish securities for as long as they are recognized by ESMA.

These ESMA decisions will be effective from 31 October 2019 unless there is a change in circumstances.

Tailoring of regulation for foreign banks in the US

In April 2019, the US Federal banking agencies released two proposals that would tailor how certain capital and liquidity requirements and enhanced prudential standards (EPS) apply to foreign banking organizations (FBO) with significant US operations. Under the proposal, FBOs with USD 100 billion or more, over USD 250 billion and over USD 700 billion or more in combined US assets and their US intermediate holding companies (IHC) would be assigned to categories based on their size in total assets and scores for four other risk-based indicators: non-bank assets, a weighted measure of short-term wholesale funding, off-balance sheet exposure and cross-jurisdictional activity. The category determined based on calculations at the organizational level of an FBO’s intermediate holding company (IHC), would determine capital requirements and capital-related EPS applicable to the FBO’s IHC and, in some cases, a US depository institution subsidiary. The category, determined based on calculations at the organizational level of an FBO’s combined US operations (CUSO), would determine liquidity requirements, liquidity-related EPS and other EPS applicable to the FBO’s CUSO, IHC or certain US depository institution subsidiaries. The Federal Reserve Board has estimated that we would be a category III firm. In this category, among other things, UBS Americas Holding LLC would continue to be subject to annual assessments of its capital plan through the Comprehensive Capital Analysis and Review (CCAR) process, the supplementary leverage ratio, the newly applicable liquidity coverage ratio requirements and the proposed net stable funding ratio requirements.

We are evaluating the proposal’s implications.

Other developments

IFRS 16, Leases

We have adopted IFRS 16, Leases, effective 1 January 2019, fundamentally changing how we account for operating leases when acting as a lessee. Upon adoption, assets and liabilities increased by USD 3.5 billion, with a corresponding increase in risk-weighted assets (RWA) and leverage ratio denominator (LRD).

In the income statement, the adoption of the new standard has resulted in increases in Depreciation and impairment of property, equipment and software and Interest expense,  which have been partly offset by a decrease in General and administrative expenses. In the first quarter of 2019, this resulted in a net decrease in operating profit or loss of USD 12 million. For the full year 2019, IFRS 16 is expected to result in a total net decrease in operating profit or loss of approximately USD 60 million, with this effect reversing over the tenor of the leases.

As permitted by IFRS 16, we elected not to restate prior-period information.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information on the adoption of IFRS 16

Presentation of dividend income and expense from financial instruments measured at fair value through profit or loss

Effective from 1 January 2019, we refined the presentation of dividend income and expense, reclassifying dividends from financial instruments measured at fair value through profit or loss from Net interest income to Other net income from financial instruments measured at fair value through profit or loss (prior to 1 January 2019: Other net income from fair value changes on financial instruments), in order to align the presentation of dividends with other associated fair value changes. There is no effect on Total operating income or Net profit/(loss). The change reduces the significant volatility in Net interest income that previously arose on a quarterly basis.

Prior periods have been restated for this presentation change. For the financial year 2018, this resulted in a decrease of USD 976 million in Net interest income and a corresponding increase in Other net income from financial instruments measured at fair value through profit or loss.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information

Changes in Corporate Center cost and resource allocation to business divisions

In order to further align Group and divisional performance, we have adjusted our methodology for the allocation of Corporate Center funding costs and expenses to the business divisions. At the same time, we updated our funds transfer pricing framework to better reflect the sources and usage of funding. All of these changes were effective as of 1 January 2019. Prior periods have been restated.

Together, for the full year 2018, these changes reduced the business divisions’ operating results and thereby increased their adjusted cost / income ratios by approximately 1–2 percentage points, while Corporate Center’s 2018 operating loss before tax decreased by USD 0.7 billion.

In Corporate Center, we retain funding costs for deferred tax assets, costs relating to our legal entity transformation program and other costs not attributable to, or representative of the performance of, the business divisions.

Alongside the updates to cost allocations and to our funds transfer pricing framework, we increased the allocation of balance sheet resources from Corporate Center to the business divisions. For 2018, the restatement resulted in USD 26 billion of additional RWA and USD 93 billion of additional LRD allocated from Corporate Center to the business divisions.

The additional USD 3.5 billion RWA and LRD that resulted from the adoption of IFRS 16, Leases, have been fully allocated to the business divisions.

Recent developments

Changes in equity attribution

The aforementioned changes in resource allocation from Corporate Center to the business divisions are reflected in the equity attribution to the business divisions. Furthermore, we have updated our equity attribution framework, revising the capital ratio for RWA from 11% to 12.5% and incrementally allocating to business divisions USD 2 billion of attributed equity that is related to certain common equity tier 1 (CET1) deduction items previously held centrally. In aggregate, we allocated USD 7 billion of additional attributed equity to the business divisions. The remaining attributed equity retained in Corporate Center primarily relates to deferred tax assets, dividend accruals and the Non-core and Legacy Portfolio. Prior periods have been restated.

For the full year 2018, the combined effect from the changes in equity attribution and the aforementioned changes in cost and resource allocation to the business divisions led to a 3–7 percentage point reduction in their respective return on attributed equity.

→   Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information on the equity attributed to the business divisions

Changes in Corporate Center segment reporting

Beginning with this report and in compliance with IFRS 8, Operating Segments, we provide results for total Corporate Center only and do not separately report Corporate Center – Services, Group ALM and Non-core and Legacy Portfolio. Furthermore, we operationally combined Group Treasury with Group ALM and call this combined function Group Treasury. Commentary on the performance of this function is included in the Corporate Center management discussion and analysis in our quarterly and annual reporting, with total revenue information for this function presented under Net treasury income as a separate line item. Prior-period information has been restated. In addition, we provide in separate line items information on net operating income and operating expenses after allocations related to Non-core and Legacy Portfolio.

→   Refer to the “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information

Group performance

Income statement
	For the quarter ended			% change from
USD million	31.3.19	31.12.18	31.3.18	4Q18	1Q18
Net interest income	1,123	1,226	1,435	(8)	(22)
Other net income from financial instruments measured at fair value through profit or loss	1,935	1,297	1,973	49	(2)
Credit loss (expense) / recovery	(20)	(53)	(26)	(62)	(22)
Fee and commission income	4,541	4,700	5,178	(3)	(12)
Fee and commission expense	(409)	(439)	(433)	(7)	(6)
Net fee and commission income	4,132	4,261	4,744	(3)	(13)
Other income	49	241	42	(80)	15
Total operating income	7,218	6,972	8,168	4	(12)
Personnel expenses	4,043	3,839	4,254	5	(5)
General and administrative expenses	1,187	2,293	1,510	(48)	(21)
Depreciation and impairment of property, equipment and software	427	343	288	24	48
Amortization and impairment of intangible assets	16	17	16	(8)	(5)
Total operating expenses	5,672	6,492	6,069	(13)	(7)
Operating profit / (loss) before tax	1,546	481	2,100	222	(26)
Tax expense / (benefit)	407	165	533	146	(24)
Net profit / (loss)	1,139	315	1,567	261	(27)
Net profit / (loss) attributable to non-controlling interests	(2)	1	2
Net profit / (loss) attributable to shareholders	1,141	315	1,566	263	(27)

Comprehensive income
Total comprehensive income	1,039	1,208	1,854	(14)	(44)
Total comprehensive income attributable to non-controlling interests	2	2	3	0	(33)
Total comprehensive income attributable to shareholders	1,037	1,207	1,850	(14)	(44)

Group performance

Performance of our business divisions and Corporate Center – reported and adjusted[1,2]
	For the quarter ended 31.3.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	4,003	957	446	1,765	47	7,218
Operating income (adjusted)	4,003	957	446	1,765	47	7,218

Operating expenses as reported	3,140	570	343	1,558	62	5,672
of which: personnel-related restructuring expenses[4]	0	0	2	1	14	17
of which: non-personnel-related restructuring expenses[4]	0	0	2	2	10	14
of which: restructuring expenses allocated from Corporate Center[4]	10	4	2	11	(27)	0
Operating expenses (adjusted)	3,130	567	337	1,544	63	5,641
of which: net expenses for litigation, regulatory and similar matters[5]	0	0	0	(1)	(8)	(8)

Operating profit / (loss) before tax as reported	863	387	103	207	(15)	1,546
Operating profit / (loss) before tax (adjusted)	873	391	109	221	(17)	1,577

	For the quarter ended 31.12.18
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	4,129	1,278	468	1,521	(423)	6,972
of which: gains related to investments in associates[6]	101	359				460
of which: remeasurement loss related to UBS Securities China[7]					(270)	(270)
Operating income (adjusted)	4,028	919	468	1,521	(154)	6,782

Operating expenses as reported	3,802	634	362	1,598	95	6,492
of which: personnel-related restructuring expenses[4]	17	1	5	1	70	95
of which: non-personnel-related restructuring expenses[4]	0	0	3	3	87	93
of which: restructuring expenses allocated from Corporate Center[4]	59	17	13	69	(157)	0
Operating expenses (adjusted)	3,726	616	342	1,526	95	6,304
of which: net expenses for litigation, regulatory and similar matters[5]	505	41	0	(6)	(8)	533

Operating profit / (loss) before tax as reported	327	644	106	(78)	(518)	481
Operating profit / (loss) before tax (adjusted)	302	303	126	(5)	(248)	478

Performance of our business divisions and Corporate Center – reported and adjusted (continued)[1,2]
	For the quarter ended 31.3.18
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	4,409	981	466	2,415	(101)	8,168
Operating income (adjusted)	4,409	981	466	2,415	(101)	8,168

Operating expenses as reported	3,306	573	360	1,838	(9)	6,069
of which: personnel-related restructuring expenses[4]	3	1	1	12	50	68
of which: non-personnel-related restructuring expenses[4]	10	0	3	2	53	68
of which: restructuring expenses allocated from Corporate Center[4]	50	9	7	34	(99)	0
of which: gain related to changes to the Swiss pension plan[8]	(66)	(38)	(10)	(5)	(122)	(241)
Operating expenses (adjusted)	3,310	600	359	1,796	109	6,174
of which: net expenses for litigation, regulatory and similar matters[5]	32	0	0	(2)	(41)	(11)

Operating profit / (loss) before tax as reported	1,102	408	105	576	(92)	2,100
Operating profit / (loss) before tax (adjusted)	1,099	380	107	619	(211)	1,994

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to the “Recent developments” section and “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center operating expenses presented in this table are after service allocations to business divisions.    4 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    5 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to ”Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information. Also includes recoveries from third parties (first quarter of 2019: USD 7 million; fourth quarter of 2018: USD 1 million; first quarter of 2018: USD 17 million).    6 Related to Worldline acquisition of SIX Payment Services.    7 Related to the increase of stake in and consolidation of UBS Securities China.    8 Changes to the Pension Fund of UBS in Switzerland in the first quarter of 2018 resulted in a reduction in the pension obligation recognized by UBS. As a consequence, a pre-tax gain of USD 241 million was recognized in the income statement in the first quarter of 2018, with no overall effect on total equity. Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of the first quarter 2018 report for more information.

Group performance

Results: 1Q19 vs 1Q18

Profit before tax decreased by USD 554 million or 26% to USD 1,546 million, reflecting a decrease in operating income, partly offset by lower operating expenses. Operating income decreased by USD 950 million or 12% to USD 7,218 million mainly reflecting USD 612 million lower net fee and commission income and a USD 350 million decrease in net interest income and other net income from financial instruments measured at fair value through profit or loss. Operating expenses decreased by USD 397 million or 7% to USD 5,672 million, primarily due to a USD 323 million decrease in general and administrative expenses and a USD 211 million decrease in personnel expenses, partly offset by a USD 139 million increase in depreciation, amortization and impairment of property, equipment and software.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by US Securities and Exchange Commission (SEC) regulations. These adjustments include restructuring expenses related to our CHF 2.1 billion cost reduction program completed at the end of 2017 (referred to as our “legacy cost programs” in this report). For the full year 2019, we expect residual restructuring expenses in connection with such legacy cost programs, as well as expenses relating to new restructuring initiatives to be approximately USD 0.2 billion.

For the purpose of determining adjusted results for the first quarter of 2019, we excluded USD 31 million of these net restructuring expenses. For the first quarter of 2018, we excluded a gain related to changes to our Swiss pension plan of USD 241 million and net restructuring expenses of USD 135 million.

On this adjusted basis, profit before tax for the first quarter of 2019 decreased by USD 417 million or 21% to USD 1,577 million, driven by a USD 950 million, or 12%, decrease in operating income, partly offset by a USD 533 million, or 9%, decrease in operating expenses.

Operating income: 1Q19 vs 1Q18

Total operating income decreased by USD 950 million or 12% to USD 7,218 million, mainly reflecting USD 612 million lower net fee and commission income and a USD 350 million decrease in net interest income and other net income from financial instruments measured at fair value through profit or loss.

Net interest income and other net income from financial instruments measured at fair value through profit or loss
	For the quarter ended			% change from
USD million	31.3.19	31.12.18	31.3.18	4Q18	1Q18
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	785	902	998	(13)	(21)
Net interest income from financial instruments measured at fair value through profit or loss[1]	339	324	437	5	(22)
Other net income from financial instruments measured at fair value through profit or loss[1]	1,935	1,297	1,973	49	(2)
Total	3,058	2,523	3,408	21	(10)
Global Wealth Management[2]	1,261	1,246	1,317	1	(4)
of which: net interest income	1,009	1,028	1,021	(2)	(1)
of which: transaction-based income from foreign exchange and other intermediary activity[3]	252	218	296	16	(15)
Personal & Corporate Banking[2]	609	615	623	(1)	(2)
of which: net interest income	493	517	516	(5)	(4)
of which: transaction-based income from foreign exchange and other intermediary activity[3]	116	98	107	18	8
Asset Management[2]	1	(15)	(7)
Investment Bank[2,4]	1,094	793	1,522	38	(28)
Corporate Client Solutions	164	172	417	(5)	(61)
Investor Client Services	930	621	1,104	50	(16)
Corporate Center[2]	94	(116)	(46)

1 Effective as of 1 January 2019, UBS refined the presentation of dividend income and expense by reclassifying dividends from Net interest income from financial instruments measured at fair value through profit or loss to Other net income from financial instruments measured at fair value through profit or loss. Prior-period information was restated accordingly and the total effect to the Group was as follows: For the quarters ended 31 December 2018 and 31 March 2018, respectively USD 250 million and USD 412 million net dividend income was reclassified. Refer to the “Recent developments“ section and “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information.    2 Comparative figures have been restated for changes in Corporate Center cost allocations to the business divisions. Refer to the “Recent developments“ section and “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information.    3 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement line Other net income from financial instruments measured at fair value through profit or loss. The amounts reported on this line are one component of Transaction-based income in the management discussion and analysis of Global Wealth Management and Personal & Corporate Banking in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.    4 Investment Bank information is provided at the business line level rather than by financial statement reporting line in order to reflect the underlying business activities, which is consistent with the structure of the management discussion and analysis in the “Investment Bank” section of this report.

Net interest income and other net income from financial instruments measured at fair value through profit or loss

Total combined net interest income and other net income from financial instruments measured at fair value through profit or loss decreased by USD 350 million to USD 3,058 million. This was mainly driven by a USD 311 million decrease in net interest income, mainly in our Equities and Corporate Client Solutions businesses in the Investment Bank and in Corporate Center, with the latter reflecting higher funding costs relating to Corporate Center balance sheet assets, most of which were allocated to the business divisions.

Global Wealth Management

In Global Wealth Management, net interest income decreased by USD 12 million to USD 1,009 million, mainly reflecting lower loan volumes, mostly caused by currency effects, as well as reductions in net income from structural risk management activities and banking book interest income. This was partly offset by higher investment of equity income.

Transaction-based income from foreign exchange and other intermediary activity decreased by USD 44 million to USD 252 million, mainly due to lower client activity across all regions.

Personal & Corporate Banking

In Personal & Corporate Banking, net interest income decreased by USD 23 million to USD 493 million, reflecting foreign currency effects and higher funding costs for total loss-absorbing capacity, partly offset by an increase in deposit and loan revenues.

Transaction-based income from foreign exchange and other intermediary activity increased by USD 9 million to USD 116 million, mainly driven by higher client activity in derivatives.

Investment Bank

In the Investment Bank, net interest income and other net income from financial instruments measured at fair value through profit or loss decreased by USD 428 million to USD 1,094 million. This was driven by a USD 253 million decrease in Corporate Client Solutions, mainly reflecting lower revenues from private transactions in Equity Capital Markets. Additionally, a USD 211 million decrease in Investor Client Services – Equities was driven by lower client activity in Derivatives, as well as reduced net interest income in Financing Services, reflecting lower Prime Brokerage and Equity Finance revenues as a result of lower client balances and activity levels. These effects were partly offset by an increase of USD 37 million in Investor Client Services – Foreign Exchange, Rates and Credit.

Group performance

Corporate Center

In Corporate Center, net interest income and other net income from fair value changes on financial instruments increased by USD 140 million to USD 94 million. Net treasury income increased by USD 255 million, reflecting net income from centralized Group Treasury risk management services, revenues from accounting asymmetries, mark-to-market effects from certain internal funding transactions and income related to hedge accounting ineffectiveness. This was partly offset by a decrease in other Corporate Center revenues, driven mainly by higher funding costs relating to Corporate Center balance sheet assets, most of which were allocated to the business divisions through the line “Services (to) / from business divisions.” These costs included USD 32 million of additional interest expense related to lease liabilities recognized as a result of the adoption of IFRS 16, Leases,  effective from 1 January 2019. The adoption of IFRS 16 has also resulted in a decrease in rental expense of USD 136 million, and an increase in depreciation expense of USD 118 million in the first quarter of 2019.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information on the adoption of IFRS 16

→   Refer to “Note 3 Net interest income” in the “Consolidated financial statements” section of this report for more information on net interest income

Net fee and commission income

Net fee and commission income was USD 4,132 million compared with USD 4,744 million.

Net brokerage fees decreased by USD 189 million to USD 748 million, mainly in Global Wealth Management, driven by lower client activity across all regions.

Portfolio management and related services decreased by USD 145 million to USD 1,804 million, mainly in Global Wealth Management, primarily driven by a decline in average invested assets as a result of the lower market levels in the fourth quarter of 2018 and margin compression, mainly reflecting shifts into lower margin products, partly offset by an increase in mandate penetration.

Investment fund fees decreased by USD 102 million to USD 1,177 million, mainly in Global Wealth Management, Asset Management and Personal & Corporate Banking, primarily driven by a decline in average invested assets as a result of the lower market levels in the fourth quarter of 2018 and lower sales volumes, as well as continued pressure on margins in Asset Management.

M&A and corporate finance fees decreased by USD 89 million to USD 117 million, primarily reflecting lower revenues from merger and acquisition transactions against a global fee pool decline of 6% and a decrease in revenues from private transactions.

Underwriting fees decreased by USD 84 million to USD 155 million, mainly in our Corporate Client Solutions business in the Investment Bank, driven by lower revenues from public offerings, where the global fee pool decreased 21%.

→   Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Other income

Other income was broadly unchanged at USD 49 million compared with USD 42 million.

→   Refer to “Note 5 Other income” in the “Consolidated financial statements” section of this report for more information

Credit loss (expense) / recovery
	For the quarter ended			% change from
USD million	31.3.19	31.12.18	31.3.18	4Q18	1Q18
Global Wealth Management	1	(12)	3		(78)
Personal & Corporate Banking	2	(17)	(14)
Investment Bank	(22)	(18)	(16)	25	43
Corporate Center	0	(7)	0	(94)	231
Total	(20)	(53)	(26)	(62)	(22)

Credit loss expense / recovery

Total net credit loss expenses were USD 20 million in the first quarter of 2019, mainly in the Investment Bank, reflecting losses of USD 15 million from credit-impaired (stage 3) positions and USD 5 million in expected credit losses from stage 1 and 2 positions.

→   Refer to “Note 10 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information on credit loss expense / recovery

Operating expenses
	For the quarter ended			% change from
USD million	31.3.19	31.12.18	31.3.18	4Q18	1Q18

Operating expenses as reported
Personnel expenses	4,043	3,839	4,254	5	(5)
General and administrative expenses	1,187	2,293	1,510	(48)	(21)
Depreciation and impairment of property, equipment and software	427	343	288	24	48
Amortization and impairment of intangible assets	16	17	16	(8)	(5)
Total operating expenses as reported	5,672	6,492	6,069	(13)	(7)

Adjusting items
Personnel expenses	17	95	(174)
of which: restructuring expenses[1]	17	95	68
of which: gain related to changes to the Swiss pension plan[2]			(241)
General and administrative expenses[1]	10	72	68
Depreciation and impairment of property, equipment and software[1]	4	21	0
Total adjusting items	31	188	(106)

Operating expenses (adjusted)[3]
Personnel expenses	4,026	3,744	4,428	8	(9)
of which: salaries and variable compensation	2,410	2,100	2,687	15	(10)
of which: financial advisor variable compensation[4]	960	999	1,032	(4)	(7)
of which: other personnel expenses[5]	655	645	709	2	(8)
General and administrative expenses	1,177	2,221	1,442	(47)	(18)
of which: net expenses for litigation, regulatory and similar matters	(8)	533	(11)		(27)
of which: other general and administrative expenses	1,185	1,688	1,453	(30)	(18)
Depreciation and impairment of property, equipment and software	422	322	288	31	47
Amortization and impairment of intangible assets	16	17	16	(8)	(5)
Total operating expenses (adjusted)	5,641	6,304	6,174	(11)	(9)

1 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    2 Changes to the Pension Fund of UBS in Switzerland in the first quarter of 2018 resulted in a reduction in the pension obligation recognized by UBS. As a consequence, a pre-tax gain of USD 241 million was recognized in the income statement in the first quarter of 2018, with no overall effect on total equity. Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of the first quarter 2018 report for more information.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Financial advisor variable compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    5 Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.

Group performance

Operating expenses: 1Q19 vs 1Q18

Total operating expenses decreased by USD 397 million or 7% to USD 5,672 million. Adjusted total operating expenses decreased by USD 533 million or 9% to USD 5,641 million. These exclude net restructuring expenses related to legacy cost programs and new restructuring initiatives of USD 31 million, compared with USD 135 million in the prior year, and a gain related to changes to our Swiss pension plan of USD 241 million in the first quarter of 2018.

Personnel expenses

Personnel expenses decreased by USD 211 million to USD 4,043 million on a reported basis, primarily due to lower variable compensation and a decrease in net restructuring expenses, partly offset by higher pension costs when compared with the first quarter of 2018, which included a gain of USD 241 million related to changes to our Swiss pension plan.

On an adjusted basis, personnel expenses decreased by USD 402 million to USD 4,026 million, primarily due to the aforementioned decrease in variable compensation.

→   Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by USD 323 million to USD 1,187 million, mainly driven by lower expenses related to outsourcing and professional fees. Additionally, rent expenses have decreased by USD 136 million following the adoption of IFRS 16, Leases.  This decrease is more than offset by an increase of USD 118 million in depreciation expense and an increase of USD 32 million in interest expense relating to lease liabilities, also as a result of the adoption of IFRS 16.

On an adjusted basis, general and administrative expenses decreased by USD 265 million to USD 1,177 million, largely due to the aforementioned decreases in outsourcing and professional fees, as well as the decrease in rent expenses.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information on the adoption of IFRS 16

→   Refer to “Note 7 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report and to the “Regulatory and legal developments” and “Risk factors” sections of our Annual Report 2018 for more information on litigation, regulatory and similar matters

Depreciation, amortization and impairment

Depreciation, amortization and impairment of property, equipment and software increased by USD 138 million to USD 442 million, mainly resulting from USD 118 million higher depreciation expenses following the adoption of IFRS 16 in the first quarter of 2019.

On an adjusted basis, depreciation, amortization and impairment of property, equipment and software increased by USD 134 million to USD 438 million, primarily due to the aforementioned effect of the adoption of IFRS 16.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information on the adoption of IFRS 16

Tax: 1Q19 vs 1Q18

We recognized income tax expenses of USD 407 million for the first quarter of 2019, compared with USD 533 million for the first quarter of 2018.

Current tax expenses were USD 170 million, compared with USD 215 million, and related to taxable profits of UBS Switzerland AG and other entities.

Deferred tax expenses were USD 237 million, compared with USD 318 million. These include expenses of USD 218 million relating to profits for the current quarter, which primarily reflect the amortization of deferred tax assets (DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter, including the amortization of US tax loss DTAs at the level of UBS Americas Inc. In addition, deferred tax expenses in the first quarter of 2019 included a net expense of USD 19 million, mainly relating to a decrease in temporary difference DTAs of USD 29 million as the expected value of future tax deductions for deferred compensation awards decreased. This deferred tax expense was partially offset by a tax loss DTA increase of USD 10 million for locations affected by our UK business transfer activity during the quarter.

For 2019, we expect a full-year tax rate of approximately 25%, excluding the effect of remeasurements of DTAs in the year.

→   Refer to “Note 8 Income taxes” in the “Consolidated financial statements” section of this report for more information

Total comprehensive income attributable to shareholders: 1Q19 vs 1Q18

Total comprehensive income attributable to shareholders was USD 1,037 million compared with USD 1,850 million. Net profit attributable to shareholders was USD 1,141 million compared with USD 1,566 million and other comprehensive income (OCI) attributable to shareholders, net of tax, was negative USD 104 million compared with positive USD 285 million.

In the first quarter of 2019, OCI related to own credit on financial liabilities designated at fair value was negative USD 318 million compared with positive USD 178 million and mainly reflected a tightening of credit spreads in the first quarter of 2019.

Defined benefit plan OCI was negative USD 179 million compared with negative USD 107 million. We recorded net pre-tax OCI losses of USD 153 million related to our non-Swiss pension plans, mainly driven by the UK defined benefit plans, which recorded OCI losses of USD 144 million. This reflected OCI losses of USD 316 million from the remeasurement of the defined benefit obligation, partly offset by OCI gains of USD 172 million due to a positive return on plan assets. Net pre-tax OCI losses related to the Swiss pension plans amounted to USD 10 million.

Foreign currency translation OCI was negative USD 128 million in the first quarter of 2019, mainly resulting from the weakening of the Swiss franc and the euro against the US dollar. OCI related to foreign currency translation in the same quarter of last year was positive USD 758 million.

OCI related to cash flow hedges was positive USD 459 million in the first quarter of 2019, mainly reflecting an increase in unrealized gains on US dollar hedging derivatives resulting from decreases in the relevant US dollar long-term interest rates. In the first quarter of 2018, OCI related to cash flow hedges was negative USD 488 million.

OCI associated with financial assets measured at fair value was positive USD 62 million compared with negative USD 57 million and mainly reflected net unrealized gains following decreases in the relevant US dollar long-term interest rates in the first quarter of 2019.

→   Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2018 for more information on other comprehensive income related to defined benefit plans

Sensitivity to interest rate movements

As of 31 March 2019, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately USD 0.6 billion in Global Wealth Management and Personal & Corporate Banking. Of this increase, approximately USD 0.3 billion and USD 0.2 billion would result from changes in US dollar and euro interest rates, respectively.

The immediate effect on shareholders’ equity of such a shift in yield curves would be a decrease of approximately USD 2.3 billion recognized in OCI, of which approximately USD 1.7 billion would result from changes in US dollar interest rates. The immediate effect on regulatory capital would be immaterial, as OCI from cash flow hedges is not recognized in capital and the effect from debt instruments measured at fair value through OCI would be offset by a positive effect from pension fund assets and liabilities.

The aforementioned estimates are based on a hypothetical

scenario of an immediate increase in interest rates, equal across all currencies and relative to implied forward rates applied to our banking book and financial assets measured at fair value through OCI. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

Key figures and personnel

Return on common equity tier 1 (CET1) capital: 1Q19 vs 1Q18

The annualized return on CET1 capital (RoCET1) was 13.3% compared with 18.3%, reflecting a decrease in net profit / (loss) attributable to shareholders of USD 0.4 billion and a USD 0.1 billion decrease in CET1 capital.

Adjusted cost / income ratio: 1Q19 vs 1Q18

The adjusted cost / income ratio was 77.9% compared with 75.3%.

Risk-weighted assets: 1Q19 vs 4Q18

During the first quarter of 2019, risk-weighted assets (RWA) increased by USD 3.8 billion to USD 267.6 billion. USD 3.8 billion higher RWA from methodology and policy changes, including an increase of USD 3.5 billion from the adoption of IFRS 16, as well as increased RWA of USD 3.9 billion from model updates and USD 0.9 billion higher RWA from regulatory add-ons were partly offset by USD 3.8 billion lower RWA from asset size and other movements and currency effects of USD 0.9 billion. The increase in RWA from model updates was mainly due to an increase of USD 2.8 billion in operational risk RWA, as model inputs in the advanced measurement approach model were updated during the quarter to reflect developments related to litigation on the cross-border matter.

→   Refer to the “Capital management” section of this report for more information

Group performance

Common equity tier 1 capital ratio: 1Q19 vs 4Q18

Our CET1 capital ratio increased 0.1 percentage points to 13.0%, reflecting a USD 0.5 billion increase in CET1 capital, partly offset by a USD 3.8 billion increase in RWA.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator: 1Q19 vs 4Q18

During the first quarter of 2019, the leverage ratio denominator (LRD) increased by USD 6 billion to USD 911 billion. This increase was driven by asset size and other movements of USD 8 billion, as well as policy changes of USD 4 billion related to the adoption of IFRS 16, Leases, partly offset by a decrease in currency effects of USD 5 billion.

→   Refer to the “Capital management” section of this report for more information

Common equity tier 1 leverage ratio: 1Q19 vs 4Q18

Our CET1 leverage ratio increased from 3.77% to 3.80% in the first quarter of 2019, reflecting the aforementioned increase in CET1 capital, partly offset by a USD 6 billion increase in the LRD.

→   Refer to the “Capital management” section of this report for more information

Going concern leverage ratio: 1Q19 vs 4Q18

Our going concern leverage ratio increased from 5.1% to 5.4%, reflecting a USD 3.2 billion increase in going concern capital, partly offset by a USD 6 billion increase in the LRD.

→   Refer to the “Capital management” section of this report for more information

Net new money and invested assets

Management’s discussion and analysis of net new money and invested assets is provided in the “UBS business divisions and Corporate Center” section of this report.

Personnel: 1Q19 vs 4Q18

We employed 67,481 personnel (full-time equivalents) as of 31 March 2019, a net increase of 593 compared with 31 December 2018. Corporate Center personnel increased by 639, primarily due to higher staffing levels related to continued insourcing of certain activities from third-party vendors to our Business Solutions Centers, mainly in Group Technology. At the same time, we have seen a decrease of 1,256 in external staff.

Return on equity
	As of or for the quarter ended
USD million, except where indicated	31.3.19	31.12.18	31.3.18

Net profit
Net profit / (loss) attributable to shareholders	1,141	315	1,566

Equity
Equity attributable to shareholders	53,667	52,928	53,662
Less: goodwill and intangible assets	6,621	6,647	6,540
Tangible equity attributable to shareholders	47,046	46,281	47,122
Less: other CET1 deductions	12,388	12,162	12,348
Common equity tier 1 capital	34,658	34,119	34,774

Return on equity
Return on equity (%)[1]	8.6	2.4	11.8
Return on tangible equity (%)[2]	9.8	2.7	13.5
Return on common equity tier 1 capital (%)[3]	13.3	3.7	18.3

1 Calculated as net profit attributable to shareholders (annualized as applicable) / average equity attributable to shareholders.    2 Calculated as net profit attributable to shareholders (annualized as applicable) / average equity attributable to shareholders less average goodwill and intangible assets. The definition of the numerator for return on tangible equity has been revised to align with numerators for return on equity and return on CET1 capital, i.e., we no longer adjust for amortization and impairment of goodwill and intangible assets. Prior periods have been restated.    3 Calculated as net profit attributable to shareholders (annualized as applicable) / average common equity tier 1 capital.

Net new money[1]
	For the quarter ended
USD billion	31.3.19	31.12.18	31.3.18
Global Wealth Management	22.3	(7.9)	20.0
Asset Management[2]	0.1	(2.1)	33.3
of which: excluding money market flows	(2.3)	(4.9)	27.8
of which: money market flows	2.3	2.8	5.5

1 Net new money excludes interest and dividend income.    2 Effective 1 January 2019, certain assets have been reclassified between asset classes to better reflect their underlying nature, with prior-period information restated. The adjustments have no effect on total net new money. This change resulted in a reclassification from net new money excluding money market flows to net new money from money market flows of USD 0.4 billion for 31 March 2018.

Invested assets
	As of			% change from
USD billion	31.3.19	31.12.18	31.3.18	31.12.18	31.3.18
Global Wealth Management	2,432	2,260	2,415	8	1
Asset Management[1]	824	781	831	5	(1)
of which: excluding money market funds	726	686	737	6	(2)
of which: money market funds	98	95	93	3	5

1 Effective 1 January 2019, certain assets have been reclassified between asset classes to better reflect their underlying nature, with prior-period information restated. The adjustments have no effect on total invested assets. This change resulted in a reclassification from invested assets excluding money market funds to invested assets from money market funds of USD 10 billion and USD 11 billion for 31 December 2018 and 31 March 2018, respectively.

Outlook

The overall pace of growth has decreased as a result of a synchronized global slowdown. Economic growth and markets are expected to continue to recover and stabilize at different speeds across regions and asset classes.

We are likely to benefit from this environment as a result of our regional and business diversification. Higher invested assets are expected to lead to an increase in recurring revenues in Global Wealth Management and Asset Management, compared with the first quarter of 2019. Further momentum would require a sustained improvement in market activity and client sentiment across our businesses.

We will continue to execute our strategy with discipline, focusing on balancing efficiency and investments for growth, to deliver on our capital return objectives and to create sustainable long-term value for our shareholders.

UBS business
divisions
and Corporate
Center

 Management report

Global Wealth Management

Global Wealth Management

Global Wealth Management[1]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.19	31.12.18	31.3.18	4Q18	1Q18

Results
Net interest income	1,009	1,028	1,021	(2)	(1)
Recurring net fee income[2]	2,218	2,374	2,419	(7)	(8)
Transaction-based income[3]	765	627	953	22	(20)
Other income	11	112	11	(90)	(1)
Income	4,003	4,141	4,405	(3)	(9)
Credit loss (expense) / recovery	1	(12)	3		(78)
Total operating income	4,003	4,129	4,409	(3)	(9)
Personnel expenses	1,900	1,882	1,973	1	(4)
Salaries and other personnel costs	940	883	941	7	0
Financial advisor variable compensation[4,5]	816	857	878	(5)	(7)
Compensation commitments with recruited financial advisors[4,6]	144	142	155	2	(7)
General and administrative expenses	249	816	304	(69)	(18)
Services (to) / from Corporate Center and other business divisions	975	1,088	1,015	(10)	(4)
of which: services from Corporate Center	938	1,050	981	(11)	(4)
Depreciation and impairment of property, equipment and software	1	2	1	(18)	62
Amortization and impairment of intangible assets	14	14	13	(6)	3
Total operating expenses	3,140	3,802	3,306	(17)	(5)
Business division operating profit / (loss) before tax	863	327	1,102	164	(22)

Adjusted results[7]
Total operating income as reported	4,003	4,129	4,409	(3)	(9)
of which: gains related to investments in associates		101
Total operating income (adjusted)	4,003	4,028	4,409	(1)	(9)
Total operating expenses as reported	3,140	3,802	3,306	(17)	(5)
of which: personnel-related restructuring expenses[8]	0	17	3
of which: non-personnel-related restructuring expenses[8]	0	0	10
of which: restructuring expenses allocated from Corporate Center[8]	10	59	50
of which: gain related to changes to the Swiss pension plan			(66)
Total operating expenses (adjusted)	3,130	3,726	3,310	(16)	(5)
Business division operating profit / (loss) before tax as reported	863	327	1,102	164	(22)
Business division operating profit / (loss) before tax (adjusted)	873	302	1,099	189	(21)

Performance measures[9]
Pre-tax profit growth (%)	(21.7)	(52.9)	31.3
Cost / income ratio (%)	78.4	91.8	75.1
Net new money growth (%)	3.9	(1.3)	3.3

Adjusted performance measures[7,9]
Pre-tax profit growth (%)	(20.5)	(66.1)	15.7
Cost / income ratio (%)	78.2	92.2	75.1

Global Wealth Management (continued)¹
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.19	31.12.18	31.3.18	4Q18	1Q18

Additional information
Recurring income[10]	3,227	3,402	3,440	(5)	(6)
Recurring income as a percentage of income (%)	80.6	82.2	78.1
Average attributed equity (USD billion)[11]	16.4	16.3	16.3	0	1
Return on attributed equity (%)[11]	21.1	8.0	27.1
Risk-weighted assets (USD billion)[11]	76.9	74.3	76.8	4	0
Leverage ratio denominator (USD billion)[11]	325.9	315.8	307.5	3	6
Goodwill and intangible assets (USD billion)	5.1	5.2	5.1	0	1
Net new money (USD billion)	22.3	(7.9)	20.0
Invested assets (USD billion)	2,432	2,260	2,415	8	1
Net margin on invested assets (bps)[12]	15	6	18	164	(20)
Gross margin on invested assets (bps)	68	71	73	(3)	(7)
Client assets (USD billion)	2,709	2,519	2,676	8	1
Loans, gross (USD billion)[13]	174.3	174.7	180.1	0	(3)
Due to customers (USD billion)[13]	274.8	271.8	277.0	1	(1)
Recruitment loans to financial advisors[4]	2,264	2,296	2,490	(1)	(9)
Other loans to financial advisors[4]	894	994	999	(10)	(10)
Personnel (full-time equivalents)	23,443	23,618	23,383	(1)	0
Advisors (full-time equivalents)	10,573	10,677	10,654	(1)	(1)

1 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to the “Recent developments” section and “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with Other net income from financial instruments measured at fair value through profit or loss.    4 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.    5 Financial advisor variable compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables.    6 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    7 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    8 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    9 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    10 Recurring income consists of net interest income and recurring net fee income.    11 Refer to the “Capital management” section of this report for more information.    12 Calculated as operating profit before tax (annualized as applicable) / average invested assets.    13 Loans and Due to customers in this table include customer brokerage receivables and payables, respectively, which with the adoption of IFRS 9 effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet.

Regional breakdown of performance measures[1]
As of or for the quarter ended 31.03.19 USD billion, except where indicated	Americas	EMEA	Asia Pacific	Switzerland	Total of regions[2]	of which: ultra high net worth (UHNW)
Net new money	(0.1)	2.9	16.3	3.2	22.2	20.5
Net new money growth (%)	0.0	2.3	18.2	6.4	3.9	7.3
Invested assets	1,298	514	405	212	2,429	1,236
Loans, gross	59.2[3]	37.2	42.5	34.8	173.7
Advisors (full-time equivalents)	6,790	1,797	1,136	741	10,463	1,100[4]

1 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    2 Excluding minor functions with 110 advisors, USD 4 billion of invested assets, USD 0.6 billion of loans and USD 0.1 billion of net new money inflows in the first quarter of 2019.    3 Loans include customer brokerage receivables, which with the adoption of IFRS 9 effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet.    4 Represents advisors who exclusively serve ultra high net worth clients in a globally managed unit.

Global Wealth Management

Results: 1Q19 vs 1Q18

Profit before tax decreased by USD 239 million, or 22%, to USD 863 million. Excluding a credit of USD 66 million related to changes to our Swiss pension plan in the first quarter of 2018 and restructuring expenses, adjusted profit before tax decreased by USD 226 million, or 21%, to USD 873 million, reflecting lower operating income, partly offset by lower operating expenses.

Operating income

Total operating income decreased by USD 406 million, or 9%, to USD 4,003 million, mainly driven by lower recurring net fee income and transaction-based income.

Net interest income decreased by USD 12 million to USD 1,009 million, mainly reflecting lower loan volumes, mostly caused by currency effects, as well as reductions in net income from structural risk management activities and banking book interest income. This was partly offset by higher investment of equity income.

Recurring net fee income decreased by USD 201 million to USD 2,218 million, primarily driven by a decline in average invested assets as a result of the lower market levels in the fourth quarter of 2018. Margin compression also contributed to the decrease, mainly reflecting shifts into lower-margin products, although this was partly offset by an increase in mandate penetration.

Transaction-based income decreased by USD 188 million to USD 765 million, mainly due to lower client activity in all regions, most notably in Asia Pacific and, to a lesser extent, the Americas.

Other income was unchanged at USD 11 million.

Operating expenses

Total operating expenses decreased by USD 166 million, or 5%, to USD 3,140 million and adjusted operating expenses decreased by USD 180 million, or 5%, to USD 3,130 million.

Personnel expenses decreased by USD 73 million. Excluding the aforementioned credit related to changes to our Swiss pension plan in the first quarter of 2018 and personnel-related restructuring expenses, adjusted personnel expenses decreased by USD 135 million to USD 1,901 million. This decrease was mainly due to lower variable compensation.

General and administrative expenses decreased by USD 55 million and adjusted general and administrative expenses decreased by USD 45 million to USD 249 million, predominantly driven by lower expenses for provisions for litigation matters.

Net expenses for services from Corporate Center and other business divisions decreased by USD 40 million to USD 975 million, while adjusted net expenses for services remained stable at USD 965 million.

Net new money: 1Q19 vs 1Q18

Net new money was USD 22.3 billion, including a small number of large inflows, compared with USD 20.0 billion; an annualized net new money growth rate of 3.9% compared with 3.3%. Net new money was notably strong in Asia Pacific, with USD 16.3 billion. Net new money from ultra high net worth clients was USD 20.5 billion.

Invested assets: 1Q19 vs 4Q18

Invested assets increased by USD 172 billion to USD 2,432 billion, driven by a positive market performance of USD 160 billion and net new money inflows of USD 22 billion, slightly offset by currency effects of USD 7 billion and reclassifications of USD 3 billion from invested assets to client assets, mainly related to regulatory change. Mandate penetration increased to 33.9% from 33.6%.

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.19	31.12.18	31.3.18	4Q18	1Q18

Results
Net interest income	491	515	487	(5)	1
Recurring net fee income[2]	155	157	154	(1)	1
Transaction-based income[3]	282	247	281	14	1
Other income	23	373	17	(94)	37
Income	952	1,292	938	(26)	1
Credit loss (expense) / recovery	2	(17)	(13)
Total operating income	954	1,275	925	(25)	3
Personnel expenses	218	185	178	18	23
General and administrative expenses	52	109	59	(52)	(11)
Services (to) / from Corporate Center and other business divisions	295	334	301	(12)	(2)
of which: services from Corporate Center	319	360	331	(11)	(4)
Depreciation and impairment of property, equipment and software	3	4	3	(30)	(1)
Amortization and impairment of intangible assets	0	0	0
Total operating expenses	568	632	541	(10)	5
Business division operating profit / (loss) before tax	385	643	384	(40)	0

Adjusted results[4]
Total operating income as reported	954	1,275	925	(25)	3
of which: gains related to investments in associates		359
Total operating income (adjusted)	954	916	925	4	3
Total operating expenses as reported	568	632	541	(10)	5
of which: personnel-related restructuring expenses[5]	0	1	1
of which: non-personnel-related restructuring expenses[5]	0	0	0
of which: restructuring expenses allocated from Corporate Center[5]	4	17	9
of which: gain related to changes to the Swiss pension plan			(35)
Total operating expenses (adjusted)	564	614	566	(8)	0
Business division operating profit / (loss) before tax as reported	385	643	384	(40)	0
Business division operating profit / (loss) before tax (adjusted)	389	303	359	29	8

Performance measures[6]
Pre-tax profit growth (%)	0.3	79.9	1.5
Cost / income ratio (%)	59.7	48.9	57.7
Net interest margin (bps)	150	157	148

Adjusted performance measures[4,6]
Pre-tax profit growth (%)	8.5	(23.1)	(9.8)
Cost / income ratio (%)	59.3	65.8	60.4

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs (continued)[1]
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.19	31.12.18	31.3.18	4Q18	1Q18

Additional information
Average attributed equity (CHF billion)[7]	8.3	8.1	7.5	3	10
Return on attributed equity (%)[7]	18.5	31.8	20.3
Risk-weighted assets (CHF billion)[7]	64.0	62.8	56.5	2	13
Leverage ratio denominator (CHF billion)[7]	210.7	210.2	205.6	0	2
Business volume for personal banking (CHF billion)	159	156	156	2	2
Net new business volume for personal banking (CHF billion)	3.2	0.9	2.4
Net new business volume growth for personal banking (%)[8]	8.2	2.2	6.3
Client assets (CHF billion)[9]	674	638	652	6	3
Loans, gross (CHF billion)	131.5	131.0	130.8	0	1
Due to customers (CHF billion)	143.5	141.7	137.6	1	4
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	91.9	92.0	92.2
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[10]	1.2	1.3	1.2
Personnel (full-time equivalents)	5,220	5,183	5,160	1	1

1 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to the “Recent developments” section and “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income comprises the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with Other net income from financial instruments measured at fair value through profit or loss.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects restructuring expenses related to legacy cost programs.    6 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    7 Refer to the “Capital management” section of this report for more information.    8 Calculated as net new business volume for the period (annualized as applicable) / business volume at the beginning of the period.    9 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    10 Refer to the “Risk management and control” section of this report for more information on (credit-)impaired exposures.

Results: 1Q19 vs 1Q18

Profit before tax increased by CHF 1 million to CHF 385 million. Excluding a credit of CHF 35 million related to changes to our Swiss pension plan in the first quarter of 2018 and restructuring expenses, adjusted profit before tax increased by CHF 30 million, or 8%, to CHF 389 million, predominantly reflecting higher operating income.

Operating income

Total operating income increased by 3% to CHF 954 million from CHF 925 million, mainly reflecting a net credit loss recovery of CHF 2 million compared with credit loss expenses of CHF 13 million in the first quarter of 2018, as well as higher other income and net interest income.

Net interest income increased by CHF 4 million to CHF 491 million as a result of higher deposit and loan revenues, partly offset by higher funding costs for total loss-absorbing capacity.

Recurring net fee income was CHF 155 million compared with CHF 154 million in the first quarter of 2018.

Transaction-based income increased by CHF 1 million to CHF 282 million. Higher fees in the Corporate Clients business were partly offset by lower fees received from Global Wealth Management, reflecting decreased referral volumes.

Other income increased by CHF 6 million to CHF 23 million, primarily due to the sale of an investment in an associate.

Net credit loss recovery was CHF 2 million, compared with losses of CHF 13 million in the first quarter of 2018, as small stage 3 expected credit losses, primarily in the Corporate Clients area, were more than offset by a release of CHF 4 million of stage 1 and 2 expected credit losses.

Operating expenses

Total operating expenses increased by CHF 27 million, or 5%, to CHF 568 million. Excluding a credit of CHF 35 million related to changes to our Swiss pension plan in the first quarter of 2018 and a reduction in restructuring expenses, adjusted operating expenses decreased by CHF 2 million to CHF 564 million.

Personnel expenses increased by CHF 40 million to CHF 218 million. Excluding the aforementioned credit of CHF 35 million related to changes to our Swiss pension plan in the first quarter of 2018 and personnel-related restructuring expenses, adjusted personnel expenses increased by CHF 7 million to CHF 218 million, reflecting higher salaries and variable compensation. General and administrative expenses decreased by CHF 7 million to CHF 52 million, mainly reflecting lower marketing and consulting costs.

Net expenses for services from Corporate Center and other business divisions decreased by CHF 6 million to CHF 295 million. On an adjusted basis, net expenses for services from Corporate Center and other business divisions decreased by CHF 2 million to CHF 291 million. This reflected lower expenses for Group Operations as well as strategic and regulatory initiatives, partly offset by higher expenses from Group Technology.

Personal & Corporate Banking – in US dollars[1]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.19	31.12.18	31.3.18	4Q18	1Q18

Results
Net interest income	493	517	516	(5)	(4)
Recurring net fee income[2]	156	157	163	(1)	(4)
Transaction-based income[3]	283	247	298	15	(5)
Other income	23	373	18	(94)	30
Income	955	1,295	994	(26)	(4)
Credit loss (expense) / recovery	2	(17)	(14)
Total operating income	957	1,278	981	(25)	(2)
Personnel expenses	219	185	188	18	17
General and administrative expenses	52	110	62	(52)	(16)
Services (to) / from Corporate Center and other business divisions	296	335	320	(12)	(7)
of which: services from Corporate Center	320	361	351	(11)	(9)
Depreciation and impairment of property, equipment and software	3	4	3	(30)	(7)
Amortization and impairment of intangible assets	0	0	0
Total operating expenses	570	634	573	(10)	0
Business division operating profit / (loss) before tax	387	644	408	(40)	(5)

Adjusted results[4]
Total operating income as reported	957	1,278	981	(25)	(2)
of which: gains related to investments in associates		359
Total operating income (adjusted)	957	919	981	4	(2)
Total operating expenses as reported	570	634	573	(10)	0
of which: personnel-related restructuring expenses[5]	0	1	1
of which: non-personnel-related restructuring expenses[5]	0	0	0
of which: restructuring expenses allocated from Corporate Center[5]	4	17	9
of which: gain related to changes to the Swiss pension plan			(38)
Total operating expenses (adjusted)	567	616	600	(8)	(6)
Business division operating profit / (loss) before tax as reported	387	644	408	(40)	(5)
Business division operating profit / (loss) before tax (adjusted)	391	303	380	29	3

Performance measures[6]
Pre-tax profit growth (%)	(5.2)	77.6	7.6
Cost / income ratio (%)	59.7	49.0	57.6
Net interest margin (bps)	149	155	152

Adjusted performance measures[4,6]
Pre-tax profit growth (%)	2.7	(24.0)	(4.5)
Cost / income ratio (%)	59.3	65.8	60.4

Personal & Corporate Banking

Personal & Corporate Banking – in US dollars (continued)¹
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.19	31.12.18	31.3.18	4Q18	1Q18

Additional information
Average attributed equity (USD billion)[7]	8.3	8.1	8.0	3	5
Return on attributed equity (%)[7]	18.5	31.8	20.4
Risk-weighted assets (USD billion)[7]	64.3	63.9	59.3	1	8
Leverage ratio denominator (USD billion)[7]	211.6	213.7	215.7	(1)	(2)
Business volume for personal banking (USD billion)	160	158	163	1	(2)
Net new business volume for personal banking (USD billion)	3.2	0.9	2.6
Net new business volume growth for personal banking (%)[8]	8.0	2.1	6.5
Client assets (USD billion)[9]	677	648	684	4	(1)
Loans, gross (USD billion)	132.0	133.3	137.2	(1)	(4)
Due to customers (USD billion)	144.1	144.1	144.3	0	0
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	91.9	92.0	92.2
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[10]	1.2	1.3	1.2
Personnel (full-time equivalents)	5,220	5,183	5,160	1	1

1 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to the “Recent developments” section and “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income comprises the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with Other net income from financial instruments measured at fair value through profit or loss.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects restructuring expenses related to legacy cost programs.    6 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    7 Refer to the “Capital management” section of this report for more information.    8 Calculated as net new business volume for the period (annualized as applicable) / business volume at the beginning of the period.    9 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    10 Refer to the “Risk management and control” section of this report for more information on (credit-)impaired exposures.

Asset Management

Asset Management[1]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.19	31.12.18	31.3.18	4Q18	1Q18

Results
Net management fees[2]	419	440	451	(5)	(7)
Performance fees	27	28	15	(4)	79
Total operating income	446	468	466	(5)	(4)
Personnel expenses	178	166	177	7	1
General and administrative expenses	48	57	52	(16)	(8)
Services (to) / from Corporate Center and other business divisions	117	139	131	(16)	(11)
of which: services from Corporate Center	128	150	143	(15)	(10)
Depreciation and impairment of property, equipment and software	0	0	0
Amortization and impairment of intangible assets	0	0	0
Total operating expenses	343	362	360	(5)	(5)
Business division operating profit / (loss) before tax	103	106	105	(2)	(2)

Adjusted results[3]
Total operating income as reported	446	468	466	(5)	(4)
Total operating income (adjusted)	446	468	466	(5)	(4)
Total operating expenses as reported	343	362	360	(5)	(5)
of which: personnel-related restructuring expenses[4]	2	5	1
of which: non-personnel-related restructuring expenses[4]	2	3	3
of which: restructuring expenses allocated from Corporate Center[4]	2	13	7
of which: gain related to changes to the Swiss pension plan			(10)
Total operating expenses (adjusted)	337	342	359	(1)	(6)
Business division operating profit / (loss) before tax as reported	103	106	105	(2)	(2)
Business division operating profit / (loss) before tax (adjusted)	109	126	107	(14)	2

Performance measures[5]
Pre-tax profit growth (%)	(1.8)	(54.5)	12.1
Cost / income ratio (%)	76.8	77.4	77.4
Net new money growth excluding money market flows (%)[6]	(1.3)	(2.7)	15.7

Adjusted performance measures[3,5]
Pre-tax profit growth (%)[7]	2.1	14.4	0.5
Cost / income ratio (%)	75.5	73.0	77.1

Information by business line / asset class
Net new money (USD billion)[6]
Equities	6.0	(6.4)	16.6
Fixed Income	(5.5)	6.7	3.9
of which: money market	2.3	2.8	5.5
Multi-asset & Solutions	(1.0)	(1.3)	13.0
Hedge Fund Businesses	(0.1)	(0.4)	(0.8)
Real Estate & Private Markets	0.7	(0.8)	0.6
Total net new money	0.1	(2.1)	33.3
of which: net new money excluding money markets	(2.3)	(4.9)	27.8

Asset Management

Asset Management (continued)¹
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.19	31.12.18	31.3.18	4Q18	1Q18

Invested assets (USD billion)[6]
Equities	310	272	312	14	(1)
Fixed Income	250	253	252	(1)	(1)
of which: money market	98	95	93	3	5
Multi-asset & Solutions	138	132	143	5	(3)
Hedge Fund Businesses	43	42	43	1	0
Real Estate & Private Markets	82	82	79	1	4
Total invested assets	824	781	831	5	(1)
of which: passive strategies	327	298	320	10	2

Information by region
Invested assets (USD billion)
Americas	196	192	188	2	4
Asia Pacific	149	141	166	6	(11)
Europe, Middle East and Africa	209	189	204	11	3
Switzerland	270	259	272	4	(1)
Total invested assets	824	781	831	5	(1)

Information by channel
Invested assets (USD billion)
Third-party institutional	509	484	526	5	(3)
Third-party wholesale	84	78	85	8	(1)
UBS’s wealth management businesses	230	219	220	5	5
Total invested assets	824	781	831	5	(1)

Additional information
Average attributed equity (USD billion)[8]	1.8	1.8	1.8	0	(2)
Return on attributed equity (%)[8]	23.0	23.7	22.9
Risk-weighted assets (USD billion)[8]	4.8	4.3	4.5	11	6
Leverage ratio denominator (USD billion)[8]	5.1	5.0	5.0	1	1
Goodwill and intangible assets (USD billion)	1.3	1.4	1.4	0	(3)
Net margin on invested assets (bps)[9]	5	5	5	(2)	0
Gross margin on invested assets (bps)	22	23	23	(4)	(3)
Personnel (full-time equivalents)	2,287	2,301	2,361	(1)	(3)

1 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to the “Recent developments” section and “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, and other items that are not performance fees.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    5 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    6 Effective 1 January 2019, certain assets have been reclassified between asset classes to better reflect their underlying nature, with prior-period information restated. The adjustments have no effect on total net new money and total invested assets. This primarily resulted in the following effects for invested assets: for the quarter ended 31 December 2018, USD 13 billion was reclassified from Equities to Multi-asset & Solutions and USD 10 billion was reclassified within Fixed Income to money market instruments. The change had a corresponding effect on the composition of net new money for the respective periods resulting in an immaterial effect on net new money growth excluding money market flows.    7 Excluding the effect of business exits.    8 Refer to the “Capital management” section of this report for more information.    9 Calculated as operating profit before tax (annualized as applicable) / average invested assets.

Results: 1Q19 vs 1Q18

Profit before tax decreased by USD 2 million, or 2%, to USD 103 million. Excluding a credit of USD 10 million related to changes to our Swiss pension plan in the first quarter of 2018 and restructuring expenses, adjusted profit before tax increased by USD 2 million, or 2%, to USD 109 million, reflecting reduced operating expenses, largely offset by lower operating income.

Operating income

Total operating income decreased by USD 20 million, or 4%, to USD 446 million. Net management fees decreased by USD 32 million to USD 419 million, driven by lower average invested assets as a result of the lower market levels in the fourth quarter of 2018, and continued pressure on margins.

Performance fees increased by USD 12 million to USD 27 million, mainly driven by an increase in performance fees in Equities.

We expect to see a continuation of the trend of clients moving invested assets into lower-margin passive products, which is expected to have a dampening effect on margins.

Operating expenses

Total operating expenses decreased by USD 17 million, or 5%, to USD 343 million, and adjusted operating expenses decreased by USD 22 million, or 6%, to USD 337 million.

Personnel expenses remained stable at USD 178 million. Excluding the aforementioned credit related to changes to our Swiss pension plan in the first quarter of 2018 and personnel-related restructuring expenses, adjusted personnel expenses decreased by USD 9 million to USD 176 million, primarily driven by reduced salaries and lower expenses for variable compensation.

General and administrative expenses decreased by USD 4 million to USD 48 million, and on an adjusted basis by USD 3 million to USD 46 million. This reduction in adjusted general and administrative expenses was mainly due to lower expenses for tax-related provisions, reduced marketing costs and lower expenses for travel and entertainment.

Net expenses for services to / from Corporate Center and other business divisions decreased by USD 14 million to USD 117 million, and on an adjusted basis by USD 9 million to USD 115 million, reflecting lower expenses from Group Operations, variable compensation, and strategic and regulatory initiatives, partly offset by higher expenses from Group Technology.

Net new money: 1Q19  vs 1Q18

Net new money was USD 0.1 billion compared with net inflows of USD 33.3 billion. Excluding money market flows, net new money was negative USD 2.3 billion compared with net inflows of USD 27.8 billion, an annualized net new money growth rate of negative 1.3% compared with positive 15.7%. The first quarter of 2018 included two large inflows from institutional clients totaling USD 22.5 billion.

Invested assets: 1Q19  vs 4Q18

Invested assets increased by USD 43 billion to USD 824 billion, reflecting positive market performance of USD 48 billion, partly offset by currency effects of USD 4 billion, resulting primarily from the strengthening of the US dollar against the euro and the Swiss franc.

Following an internal asset reporting methodology review, we have adjusted our asset classification, effective as of 1 January 2019, in order to better reflect the underlying nature of respective assets. The adjustments had no effect on total net new money and total invested assets. Prior-period information was restated, primarily resulting for 2018 in a 12% increase in fixed income money market instruments, a 10% increase in Multi-asset & Solutions and a 5% decrease in Equities.

Investment Bank

Investment Bank

Investment Bank[1]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.19	31.12.18	31.3.18	4Q18	1Q18

Results
Corporate Client Solutions	451	460	875	(2)	(48)
Advisory	109	115	197	(5)	(45)
Equity Capital Markets	126	122	312	4	(60)
Debt Capital Markets	154	160	262	(4)	(41)
Financing Solutions	57	53	72	7	(21)
Risk Management	5	11	31	(56)	(84)
Investor Client Services	1,337	1,078	1,556	24	(14)
Equities	883	776	1,138	14	(22)
Foreign Exchange, Rates and Credit	454	302	417	50	9
Income	1,788	1,539	2,430	16	(26)
Credit loss (expense) / recovery	(22)	(18)	(16)	25	43
Total operating income	1,765	1,521	2,415	16	(27)
Personnel expenses	705	537	952	31	(26)
General and administrative expenses	141	253	152	(44)	(7)
Services (to) / from Corporate Center and other business divisions	708	805	730	(12)	(3)
of which: services from Corporate Center	722	820	738	(12)	(2)
Depreciation and impairment of property, equipment and software	2	2	2	1	1
Amortization and impairment of intangible assets	2	2	3	1	(16)
Total operating expenses	1,558	1,598	1,838	(3)	(15)
Business division operating profit / (loss) before tax	207	(78)	576		(64)

Adjusted results[2]
Total operating income as reported	1,765	1,521	2,415	16	(27)
Total operating income (adjusted)	1,765	1,521	2,415	16	(27)
Total operating expenses as reported	1,558	1,598	1,838	(3)	(15)
of which: personnel-related restructuring expenses[3]	1	1	12
of which: non-personnel-related restructuring expenses[3]	2	3	2
of which: restructuring expenses allocated from Corporate Center[3]	11	69	34
of which: gain related to changes to the Swiss pension plan			(5)
Total operating expenses (adjusted)	1,544	1,526	1,796	1	(14)
Business division operating profit / (loss) before tax as reported	207	(78)	576		(64)
Business division operating profit / (loss) before tax (adjusted)	221	(5)	619		(64)

Performance measures[4]
Return on attributed equity (%)[5]	6.8	(2.5)	17.6
Cost / income ratio (%)	87.1	103.9	75.6

Adjusted performance measures[2,4]
Return on attributed equity (%)[5]	7.2	(0.2)	18.9
Cost / income ratio (%)	86.4	99.1	73.9

Investment Bank (continued)¹
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.19	31.12.18	31.3.18	4Q18	1Q18

Additional information
Pre-tax profit growth (%)	(64.0)		33.8
Adjusted pre-tax profit growth (%)	(64.3)		21.7
Average attributed equity (USD billion)[5]	12.3	12.7	13.1	(3)	(6)
Risk-weighted assets (USD billion)[5]	92.6	93.2	95.8	(1)	(3)
Return on risk-weighted assets, gross (%)[6]	7.7	6.8	11.0
Leverage ratio denominator (USD billion)[5]	288.4	283.4	313.5	2	(8)
Return on leverage ratio denominator, gross (%)[6]	2.5	2.1	3.1
Goodwill and intangible assets (USD billion)	0.1	0.1	0.1	1	100
Compensation ratio (%)	39.4	34.9	39.2
Average VaR (1-day, 95% confidence, 5 years of historical data)	10	10	16	1	(39)
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[7]	1.5	1.5	1.0
Personnel (full-time equivalents)	5,311	5,205	4,867	2	9

1 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to the “Recent developments” section and “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects restructuring expenses related to legacy cost programs.    4 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    5 Refer to the “Capital management” section of this report for more information.    6 Based on total RWA and LRD.    7 Refer to the “Risk management and control” section of this report for more information on (credit-)impaired loan exposures.

Results: 1Q19 vs 1Q18

Profit before tax decreased by USD 369 million, or 64%, to USD 207 million. Excluding restructuring expenses and a credit related to changes to our Swiss pension plan in the first quarter of 2018, adjusted profit before tax decreased by USD 398 million, or 64%, to USD 221 million. This was driven mainly by lower operating income in Corporate Client Solutions and Equities, partly offset by lower operating expenses and higher Foreign Exchange, Rates and Credit revenues.

Operating income

Total operating income decreased by USD 650 million, or 27%, to USD 1,765 million, driven by a decrease in Corporate Client Solutions and Equities revenues, partly offset by higher Foreign Exchange, Rates and Credit revenues.

Corporate Client Solutions

Corporate Client Solutions revenues decreased by USD 424 million, or 48%, to USD 451 million. This mainly reflected lower revenues in Equity Capital Markets, Debt Capital Markets and Advisory, the result of significantly lower levels of market activity and significantly reduced private transaction revenues, particularly in Equity Capital Markets, compared with a strong first quarter of 2018.

Advisory revenues decreased to USD 109 million from USD 197 million, due to lower revenues from merger and acquisition transactions, where the global fee pool declined 6%, as well as from private transactions. The reduction in merger and acquisition revenues was partly a result of participating in fewer large deals.

Equity Capital Markets revenues decreased by USD 186 million to USD 126 million, compared with a strong first quarter of 2018, mainly due to reduced revenues from private transactions. Revenues from public offerings were also lower, with the global fee pool decreasing 42%.

Debt Capital Markets revenues decreased to USD 154 million from USD 262 million, primarily reflecting lower leveraged finance revenues, where the fee pool decreased 21%.

Financing Solutions revenues decreased to USD 57 million from USD 72 million, reflecting lower client activity across most products.

Risk Management revenues decreased by USD 26 million to USD 5 million, mainly as the first quarter 2018 included gains related to a portfolio of loans, almost all of which have been subsequently sold.

Investment Bank

Investor Client Services

Investor Client Services revenues decreased by USD 219 million, or 14%, to USD 1,337 million, reflecting a decrease in Equities revenues, partly offset by higher Foreign Exchange, Rates and Credit revenues.

Equities

Equities revenues decreased by USD 255 million, or 22%, to USD 883 million, reflecting reduced client activity amid challenging market conditions and lower market volatility, as well as a strong first quarter of 2018.

Cash revenues decreased to USD 302 million from USD 346 million, mainly due to lower client activity levels.

Derivatives revenues decreased to USD 258 million from USD 362 million, reflecting a strong first quarter of 2018 and reduced client activity.

Financing Services revenues decreased to USD 338 million from USD 434 million, driven by lower prime brokerage and equity finance revenues as a result of lower client balances and activity levels.

Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues increased by USD 37 million, or 9%, to USD 454 million, driven by higher Rates and Credit revenues. Foreign Exchange revenues decreased, reflecting lower volatility and client activity levels. Rates and Credit revenues increased across most regions, reflecting higher revenues across most products.

Operating expenses

Total operating expenses decreased by USD 280 million, or 15%, to USD 1,558 million and adjusted operating expenses decreased by USD 252 million, or 14%, to USD 1,544 million.

Personnel expenses decreased by USD 247 million to USD 705 million and adjusted personnel expenses decreased by USD 242 million to USD 704 million, mainly due to lower variable compensation and salaries.

General and administrative expenses decreased by USD 11 million to USD 141 million, and on an adjusted basis by USD 10 million to USD 139 million, mainly due to the reclassification of certain administration costs to personnel expenses following the consolidation of UBS Securities China, as well as lower expenses for communication and market data services.

Net expenses for services from Corporate Center and other business divisions decreased to USD 708 million from USD 730 million. Excluding a reduction in restructuring expenses, adjusted net expenses remained stable at USD 697 million.

Risk-weighted assets and leverage ratio denominator: 1Q19  vs 4Q18

Risk-weighted assets

Total risk-weighted assets (RWA) were stable at USD 93 billion. A decrease in market risk RWA, reflecting lower average regulatory and stressed value-at-risk (VaR) levels following reduced market volatility in the quarter, was offset by a credit risk RWA increase from asset size and other movements.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator (LRD) increased by USD 5 billion to USD 288 billion, mainly due to higher trading portfolio assets in Equities, reflecting market-driven effects.

→   Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Corporate Center

Corporate Center[1]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.19	31.12.18	31.3.18	4Q18	1Q18

Results
Total operating income	47	(423)	(101)
of which: net treasury income	124	(59)	(131)
of which: Non-core and Legacy Portfolio	47	(26)	50		(6)
Personnel expenses	1,040	1,069	965	(3)	8
General and administrative expenses	697	1,058	940	(34)	(26)
Depreciation and impairment of property, equipment and software	420	334	281	26	49
Amortization and impairment of intangible assets	0	0	0
Total operating expenses before allocations to / from BDs	2,157	2,461	2,186	(12)	(1)
Services (to) / from business divisions	(2,095)	(2,367)	(2,195)	(11)	(5)
of which: services to Global Wealth Management	(938)	(1,050)	(981)	(11)	(4)
of which: services to Personal & Corporate Banking	(320)	(361)	(351)	(11)	(9)
of which: services to Asset Management	(128)	(150)	(143)	(15)	(10)
of which: services to Investment Bank	(722)	(820)	(738)	(12)	(2)
Total operating expenses	62	95	(9)	(35)
of which: Non-core and Legacy Portfolio	43	65	56	(33)	(23)
Operating profit / (loss) before tax	(15)	(518)	(92)	(97)	(84)

Adjusted results[2]
Total operating income as reported	47	(423)	(101)
of which: remeasurement loss related to UBS Securities China		(270)
Total operating income (adjusted)	47	(154)	(101)
Total operating expenses as reported	62	95	(9)	(35)
of which: personnel-related restructuring expenses[3]	14	70	50
of which: non-personnel-related restructuring expenses[3]	10	87	53
of which: restructuring expenses allocated from Corporate Center[3]	(27)	(157)	(99)
of which: gain related to changes to the Swiss pension plan			(122)
Total operating expenses (adjusted)	63	95	109	(33)	(42)
Operating profit / (loss) before tax as reported	(15)	(518)	(92)	(97)	(84)
Operating profit / (loss) before tax (adjusted)	(17)	(248)	(211)	(93)	(92)

Additional information
Average attributed equity (USD billion)[4]	14.5	13.6	13.9	6	5
Risk-weighted assets (USD billion)[4]	29.0	28.1	29.7	3	(2)
Leverage ratio denominator (USD billion)[4]	79.9	86.5	84.0	(8)	(5)
Personnel (full-time equivalents)	31,220	30,581	26,766	2	17

1 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to the “Recent developments” section and “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects restructuring expenses related to legacy cost programs.    4 Refer to the “Capital management” section of this report for more information.

Corporate Center

Results: 1Q19 vs 1Q18

Corporate Center recorded a loss before tax of USD 15 million compared with a loss of USD 92 million in the prior-year quarter, and an adjusted loss before tax of USD 17 million compared with a loss of USD 211 million.

Operating income

Operating income was positive USD 47 million compared with negative USD 101 million. An increase in net treasury income of USD 255 million was partly offset by slightly lower net income from Non-core and Legacy Portfolio and a decrease in other Corporate Center revenues, driven mainly by higher funding costs relating to Corporate Center balance sheet assets, most of which were allocated to the business divisions through the line ”Services (to) / from business divisions.” These costs included additional interest expenses related to right-of-use assets as a result of the adoption of IFRS 16, Leases, effective from 1 January 2019.

→   Refer to ”Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information about the adoption of IFRS 16

Net treasury income

The net treasury income result was positive USD 124 million in the first quarter of 2019 compared with negative USD 131 million.

This included negative revenues of USD 19 million relating to centralized Group Treasury risk management services (previously called total risk management net income after allocations), compared with negative revenues of USD 89 million.

Revenues from accounting asymmetries related to economic hedges and the mark-to-market effects from certain internal funding transactions were positive USD 80 million compared with positive USD 5 million.

Income related to hedge accounting ineffectiveness was positive USD 60 million compared with negative USD 55 million. The prior-year quarter was negatively affected by increases in the London Interbank Offered Rate (LIBOR) rates and overnight index swap (OIS) rates and a widening of the spread between the rates. The first quarter of 2019 was positively affected by decreases in rates and a tightening of the spread.

Operating income from Non-core and Legacy Portfolio

The operating income from Non-core and Legacy Portfolio was USD 47 million compared with USD 50 million. The first quarter of 2019 included valuation gains on financial assets measured at fair value through profit or loss and gains related to the unwinding of certain transactions.

Operating expenses

Operating expenses before service allocations to / from business divisions

Before service allocations to business divisions, total operating expenses decreased by USD 29 million to USD 2,157 million, for reasons including favorable currency effects and lower restructuring costs. The first quarter of 2018 included a credit of USD 122 million related to changes to our Swiss pension plan. Adjusted operating expenses before allocations decreased by USD 73 million, or 3%, to USD 2,132 million.

Personnel expenses increased by USD 75 million to USD 1,040 million, mainly due to the credit of USD 122 million in the first quarter of 2018 related to changes to our Swiss pension plan, partly offset by lower restructuring costs. On an adjusted basis, personnel expenses decreased by USD 11 million or 1%, to USD 1,026 million, mainly driven by lower variable compensation and favorable currency movements, partly offset by continued insourcing of certain activities and staff from third-party vendors to our Business Solutions Centers.

General and administrative expenses decreased by USD 243 million to USD 697 million and on an adjusted basis decreased by USD 196 million to USD 691 million. This was mainly due to the adoption of IFRS 16 resulting in lower rental costs, a reduction in outsourcing costs following the aforementioned insourcing of certain activities and staff, and lower professional fees, as well as favorable currency movements.

Depreciation expenses increased to USD 420 million from USD 281 million, primarily reflecting higher depreciation charges related to right-of-use assets resulting from the adoption of IFRS 16 and increased amortization expenses for internally generated capitalized software.

Services to / from business divisions

Corporate Center allocated net expenses of USD 2,095 million to the business divisions, compared with USD 2,195 million. Adjusted allocated net expenses for services to business divisions were USD 2,069 million compared with USD 2,096 million, mainly reflecting the aforementioned movements in operating expenses before allocations, partly offset by the allocation of certain funding costs, including additional interest expenses relating to the adoption of IFRS 16.

Operating expenses after service allocations to / from business divisions

Corporate Center retains costs mainly related to our legal entity transformation program and other costs not attributable to, or representative of the performance of, the business divisions. Total operating expenses remaining in Corporate Center after allocations were USD 62 million compared with negative USD 9 million, which included the aforementioned credit related to changes to our Swiss pension plan, and USD 63 million on an adjusted basis compared with USD 109 million, mainly related to the allocation of the funding costs recorded under operating income.

Personnel: 1Q19 vs 4Q18

As of 31 March 2019, Corporate Center employed 31,220 personnel (full-time equivalents), a net increase of 639 compared with 31 December 2018. The increase was primarily due to the continued insourcing of certain activities from third-party vendors to our Business Solutions Centers, mainly in Group Technology. At the same time, we have seen a decrease of 1,256 in external staff.

Risk, treasury and capital management

Management report

Table of contents

37	Risk management and control
37	Credit risk
37	Market risk
38	Country risk
38	Operational risk
39	Key risk metrics

42	Balance sheet, liquidity and funding management
42	Strategy, objectives and governance
42	Assets and liquidity management
43	Liabilities and funding management

46	Capital management
47	Swiss SRB requirements and information
48	Total loss-absorbing capacity
52	Risk-weighted assets
54	Leverage ratio denominator
56	Equity attribution and return on attributed equity
58	UBS shares

Risk management and control

This section provides information on key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2018.

Credit risk

Total net credit loss expenses were USD 20 million in the first quarter of 2019, mainly in the Investment Bank, reflecting losses of USD 15 million from credit-impaired (stage 3) positions and USD 5 million in expected credit losses from stage 1 and 2 positions.

Overall credit risk exposures were broadly unchanged during the first quarter of 2019.

We continue to manage our Swiss lending portfolios prudently and remain watchful for any signs of deterioration that could affect our counterparties.

Within the Investment Bank, our leveraged loan underwriting business’s overall ability to distribute risk remained robust. Loan underwriting exposures are held for trading, with fair values reflecting the market conditions at the end of the quarter.

Market risk

We continued to manage market risks at generally low levels of management value-at-risk (VaR). Average management VaR
(1-day, 95% confidence level) remained unchanged, at USD 11 million, compared with the fourth quarter of 2018. Average regulatory VaR and stressed VaR decreased in the first quarter. This decrease was driven by the Investment Bank’s Equities business due to a reduction in market volatility, a decrease in client activity and an overall reduction in credit exposure in the Foreign Exchange, Rates and Credit business.

There were no Group VaR negative backtesting exceptions in the first quarter of 2019, and the total number of negative backtesting exceptions within the most recent 250-business-day window remained at 2. The FINMA VaR multiplier for market risk RWA was unchanged compared with the prior quarter, at 3.

As of 31 March 2019, the interest rate sensitivity of our banking book to a +1 basis point parallel shift in yield curves was positive USD 1.1 million, compared with positive USD 1.0 million as of 31 December 2018.

→   Refer to “Interest rate risk in the banking book” in the “Market risk” section of our Annual Report 2018 for more information on the management of interest rate risk in the banking book

The interest rate sensitivity to a +1 basis point parallel shift in yield curves of the positions in the banking book that are valued through OCI was negative USD 26 million as of 31 March 2019. This OCI sensitivity was predominantly attributable to cash flow hedges denominated in US dollars and, to a lesser extent, in euros and Swiss francs. The OCI associated with cash flow hedges is not recognized for the purpose of calculating regulatory capital.

→   Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information on the effect of increases in interest rates on equity, capital and net interest income

Risk management and control

Country risk

We remain watchful of developments in Europe and political shifts in a number of countries. Our direct exposure to peripheral European countries is limited, although we have significant country risk exposure to major European economies, including the UK, Germany and France. The UK’s process of exiting the EU, as well as Italy’s deficit and tensions between Italy and the EU are still areas of concern.

→   Refer to the “Recent developments” section of this report for more information on the UK’s withdrawal from the EU

We are closely monitoring the growing risks stemming from ongoing US trade policy shifts, and their potential effect on key markets, economies and countries.

We also continue to closely monitor our direct exposure to China. In addition, a number of emerging markets are facing economic, political and market pressures. Our exposure to emerging market countries is well diversified.

→   Refer to the “Risk management and control” section of our Annual Report 2018 for more information

Operational risk

Operational resilience, conduct and culture, and financial crime continue to be the pervasive consequential risk themes challenging both UBS and the financial industry.

Operational resilience remains a key focus for the firm as we continually enhance our ability to respond to disruptions and maintain effective day-to-day business activities. Cybersecurity and data protection are critical elements of operational resilience, and our cybersecurity objectives are set in line with prevailing international standards, while our data protection standards are intended to align with applicable data protection regulations and standards. We are investing in preemptive and detective measures to defend against evolving and highly sophisticated cyberattacks, to achieve our objectives and meet applicable standards. Our investment priorities focus on increasing readiness to detect and respond to cyber threats and data loss, employee training and behaviors, and application and infrastructure security (including vulnerability management).

Financial crime (including money laundering, terrorist financing, sanctions violations, fraud, bribery and corruption) continues to present a risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention persists. An effective financial crime prevention program remains essential for the firm. Money laundering and financial fraud techniques are becoming increasingly sophisticated, while geopolitical volatility makes the sanctions landscape more complex. We continue to invest heavily in our detection capabilities and core systems as part of our financial crime prevention program, with a focus on improving these to meet regulatory expectations, including to address the requirements of the May 2018 cease and desist order issued by the Office of the Comptroller of the Currency relating to our US branch know-your-customer and AML programs.

Management of conduct risk is an integral part of our operational risk framework. In managing conduct risk, we are focusing on embedding the framework, enhancing management information and maintaining the momentum of improving culture. Conduct-related management information is reviewed at the business and regional governance level, providing metrics on employee conduct, clients and markets. Furthermore, we continue to pursue behavioral initiatives, such as the “Principles of Good Supervision,” and provide mandatory compliance and risk training.

We maintain our focus on regulatory reporting, updating our regulatory process management framework and enhancing our regulatory developments tracking, as well as continuing to enhance our operational risk framework (ORF) assessment processes, including legal entity reporting, to meet evolving regulatory expectations.

Key risk metrics

Banking and traded products exposure in our business divisions and Corporate Center
	31.3.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	Group
Banking products[1]
Gross exposure (IFRS 9)	243,592	184,219	3,016	54,513	28,959	514,299
of which: loans and advances to customers (on-balance sheet)	169,600	132,020	0	9,593	8,171	319,383
of which: guarantees and loan commitments (off-balance sheet)	6,060	19,718	0	19,245	331	45,353
Traded products[2,3]
Gross exposure	9,038	953	0	33,850		43,840
of which: over-the-counter derivatives	5,979	866	0	9,324		16,169
of which: securities financing transactions	190	0	0	17,943		18,133
of which: exchange-traded derivatives	2,868	86	0	6,584		9,539
Other credit lines, gross[4]	7,422	23,513	0	2,305	139	33,379

Total credit-impaired exposure, gross (stage 3)[1]	583	1,848	0	127	433	2,991
Total allowances and provisions for expected credit losses (stages 1 to 3)	216	677	0	132	27	1,052
of which: stage 1	57	78	0	45	2	182
of which: stage 2	35	138	0	5	0	179
of which: stage 3 (allowances and provisions for credit-impaired exposures)	123	461	0	82	25	691

	31.12.18
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	Group
Banking products[1]
Gross exposure (IFRS 9)	239,835	186,802	2,751	59,980	28,357	517,725
of which: loans and advances to customers (on-balance sheet)	170,413	133,253	7	9,090	8,362	321,125
of which: guarantees and loan commitments (off-balance sheet)	6,111	20,609	0	22,290	348	49,358
Traded products[2,3]
Gross exposure	10,606	873	0	30,771		42,250
of which: over-the-counter derivatives	5,960	762	0	9,441		16,163
of which: securities financing transactions	153	0	0	16,004		16,157
of which: exchange-traded derivatives	4,494	111	0	5,325		9,930
Other credit lines, gross[4]	10,345	22,994	0	3,202	94	36,634

Total credit-impaired exposure, gross (stage 3)[1]	625	1,974	0	140	415	3,154
Total allowances and provisions for expected credit losses (stages 1 to 3)	223	697	0	108	26	1,054
of which: stage 1	62	78	0	34	3	176
of which: stage 2	34	146	0	3	0	183
of which: stage 3 (allowances and provisions for credit-impaired exposures)	127	474	0	71	23	695

1 IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines and forward starting reverse repurchase and securities borrowing agreements.     2 Internal management view of credit risk, which differs in certain respects from IFRS.    3 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and Corporate Center is provided.    4 Unconditionally revocable committed credit lines.

Risk management and control

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross
	Global Wealth Management		Personal & Corporate Banking
USD million	31.3.19	31.12.18	31.3.19	31.12.18
Secured by residential property	51,774	51,251	95,984	96,841
Secured by commercial / industrial property	2,297	2,233	16,805	16,887
Secured by cash	14,191	15,529	1,424	1,467
Secured by securities	91,142	90,946	1,751	1,647
Secured by guarantees and other collateral	9,388	9,469	5,411	5,754
Unsecured loans and advances to customers	807	986	10,645	10,657
Total loans and advances to customers, gross	169,600	170,413	132,020	133,253
Allowances	(101)	(102)	(564)	(594)
Total loans and advances to customers, net of allowances	169,500	170,312	131,455	132,659

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Corporate Center by general market risk type[1]
					Average by risk type
USD million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Global Wealth Management	1	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	7	13	13	10	6	7	4	3	2
Corporate Center	4	6	5	5	1	4	2	1	0
Diversification effect[2,3]			(4)	(4)	(1)	(4)	(2)	(1)	0
Total as of 31.3.19	7	15	15	11	6	8	4	4	2
Total as of 31.12.18	7	15	12	11	7	7	6	3	2

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center, it is not meaningful to calculate a portfolio diversification effect.

Interest rate sensitivity – banking book[1]
USD million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(6.8)	(6.8)	1.6	158.0	315.4
EUR	(113.2)	(114.9)	(0.3)	(26.9)	(51.8)
GBP	(37.0)	(43.9)	0.1	12.7	23.7
USD	(281.1)	(105.0)	(0.3)	(143.2)	(400.7)
Other	15.7	6.9	(0.1)	(7.4)	(13.8)
Total effect on fair value of interest rate-sensitive banking book positions as of 31.3.19	(422.4)	(263.8)	1.1	(6.9)	(127.2)
Total effect on fair value of interest rate-sensitive banking book positions as of 31.12.18	(611.1)	(298.5)	1.0	33.4	13.6

1 In the prevailing negative interest rate environment for the Swiss franc in particular, and to a lesser extent for the euro, interest rates for Global Wealth Management (excluding Americas) and Personal & Corporate Banking client transactions are generally floored at non-negative levels. Accordingly, for the purposes of this disclosure table, downward moves of 100 / 200 basis points are floored to ensure that the resulting shocked interest rates do not turn negative. The flooring results in non-linear sensitivity behavior.

Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency
USD million	31.3.19							31.12.18
	Banking products, gross[1]		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges	Before hedges	Net of hedges	Net long per issuer		Net of hedges		Net of hedges
Austria	81	79	93	30	195	369	305	379	298
Belgium	362	358	110	110	46	518	514	425	420
Finland	13	13	112	112	90	215	215	310	310
France	459	457	1,104	1,012	1,473	3,036	2,941	3,475	3,381
Greece	8	3	0	0	3	12	6	6	4
Ireland[2]	246	239	40	40	635	921	914	1,100	1,093
Italy	730	637	278	249	172	1,181	1,058	1,181	1,041
Portugal	26	26	22	21	3	52	50	27	27
Spain	396	395	39	39	245	680	678	635	633
Other[3]	281	260	3	3	33	317	296	307	290
Total	2,604	2,466	1,802	1,617	2,895	7,300	6,978	7,845	7,497

1 Before deduction of IFRS 9 ECL allowances and provisions.    2 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    3 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Balance sheet, liquidity and funding management

Balance sheet, liquidity and funding management

Strategy, objectives and governance

This section provides balance sheet, liquidity and funding management information and should be read in conjunction with the “Treasury management” section of our Annual Report 2018, which provides more information about the Group’s strategy, objectives and governance for liquidity and funding management.

Balances disclosed in this section represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Assets and liquidity management

Balance sheet assets (31 March 2019 vs 31 December 2018)

As of 31 March 2019, balance sheet assets totaled USD 957 billion, a decrease of USD 2 billion from 31 December 2018. Total assets excluding derivatives and cash collateral receivables on derivative instruments increased by USD 12 billion to USD 820 billion, mainly driven by increases in trading portfolio assets, non-financial assets and financial assets for unit-linked investment contracts, and securities financing transactions at amortized cost, partly offset by a decrease in other financial assets measured at amortized cost and fair value.

Derivatives and cash collateral receivables on derivative instruments decreased by USD 13 billion, primarily in the Investment Bank, reflecting lower embedded spreads on new trades compared to those rolling off in our Equities and Foreign Exchange, Rates and Credit businesses. Other financial assets measured at amortized cost and fair value decreased by USD 4 billion, mainly relating to a reduction in receivables for securities financing transactions measured at fair value, as well as transfers into cash within our high-quality liquid assets (HQLA) portfolio. Lending assets decreased by USD 2 billion, driven by Global Wealth Management and Personal & Corporate Banking, mainly reflecting currency effects.

These decreases were partly offset by a USD 5 billion increase in trading portfolio assets, primarily in the Investment Bank, mainly reflecting increases in economic hedges of long-term debt issued measured at fair value in our Equities business and higher client activity in fixed income products in our Foreign Exchange, Rates and Credit business. Non-financial assets and financial assets for unit-linked investment contracts increased by USD 5 billion, driven in part by the recognition of USD 3.4 billion of right-of-use assets with the adoption of IFRS 16, as well as by a USD 2.5 billion increase in assets held to hedge unit-linked investment contracts, reflecting fair value changes. Receivables from securities financing transactions held at amortized cost increased by USD 5 billion, mainly relating to increased client activity in our Equities business. Cash and balances at central banks increased by USD 2 billion, primarily driven by an increase in deposits and reduced funding consumption by the business divisions.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information on the adoption of IFRS 16

→   Refer to the “Consolidated financial statements” section of this report for more information

Assets
	As of		% change from
USD billion	31.3.19	31.12.18	31.12.18
Cash and balances at central banks	110.6	108.4	2
Lending[1]	335.6	337.2	0
Securities financing transactions at amortized cost	100.2	95.3	5
Trading portfolio[2]	109.6	104.4	5
Derivatives and cash collateral receivables on derivative instruments	136.3	149.8	(9)
Brokerage receivables	16.3	16.8	(3)
Other financial assets at AC / FV3	86.9	90.5	(4)
Non-financial assets and financial assets for unit-linked investment contracts	61.0	56.1	9
Total assets	956.6	958.5	0

1 Consists of loans and advances to banks and customers.    2 Consists of financial assets at fair value held for trading.    3 Consists of financial assets at fair value not held for trading, financial assets measured at fair value through other comprehensive income and other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts and cash collateral receivables on derivative instruments.

Liquidity coverage ratio

In the first quarter of 2019, the UBS Group liquidity coverage ratio (LCR) increased by 17 percentage points to 153%, remaining above the 110% Group LCR minimum communicated by the Swiss Financial Market Supervisory Authority (FINMA). The LCR increase was primarily driven by additional HQLA relating to higher average cash balances, reflecting higher deposit volumes and reduced funding consumption by the business divisions, as well as lower net cash outflows, mainly from secured financing transactions, driven by additional inflows from excess cash investments and lower outflows from client activity.

→   Refer to the “Treasury management” section of our Annual Report 2018 for more information on liquidity management and the liquidity coverage ratio

Liquidity coverage ratio
USD billion, except where indicated	Average 1Q19[1]	Average 4Q18[1]

High-quality liquid assets[2]
Cash balances[3]	115	96
Securities (on- and off-balance sheet)	71	78
Total high-quality liquid assets[4]	186	173

Cash outflows[5]
Retail deposits and deposits from small business customers	27	26
Unsecured wholesale funding	103	102
Secured wholesale funding	73	76
Other cash outflows	42	42
Total cash outflows	246	246

Cash inflows[5]
Secured lending	84	79
Inflows from fully performing exposures	29	29
Other cash inflows	11	10
Total cash inflows	124	119

Liquidity coverage ratio
High-quality liquid assets	186	173
Net cash outflows	122	127
Liquidity coverage ratio (%)	153	136

1 Calculated based on an average of 63 data points in the first quarter of 2019 and 64 data points in the fourth quarter of 2018.    2 Calculated after the application of haircuts.    3 Includes cash and balances at central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.    5 Calculated after the application of inflow and outflow rates.

Liabilities and funding management

Liabilities (31 March 2019 vs 31 December 2018)

Total liabilities decreased by USD 3 billion to USD 903 billion as of 31 March 2019. Total liabilities excluding derivatives and cash collateral increased to USD 762 billion as of 31 March 2019 from USD 751 billion as of 31 December 2018.

Derivatives and cash collateral payables on derivative instruments decreased by USD 14 billion, in line with the aforementioned decrease in derivative financial assets and cash collateral receivables. Short-term borrowings decreased by USD 9 billion, mainly reflecting net maturities and redemptions of commercial paper and certificates of deposit. Securities financing transactions at amortized cost decreased by USD 5 billion, mainly reflecting reduced funding needs in asset-sourcing and firm-financing activities.

Long-term debt issued increased by USD 13 billion, primarily related to a USD 10 billion increase in debt issued designated at fair value in the Investment Bank, driven by client activity and mark-to-market effects. Long-term debt issued measured at amortized cost increased by USD 3 billion, reflecting the issuance of a USD 2.5 billion US dollar-denominated high-trigger loss-absorbing additional tier 1 capital instrument and USD 0.4 billion-equivalent Swiss franc-denominated senior unsecured debt that contributes to our total loss-absorbing capacity (TLAC). Customer deposits increased by USD 6 billion, predominantly in Global Wealth Management. Trading portfolio liabilities increased by USD 5 billion, driven by both increased client activity and mark-to-market effects in the Investment Bank.

Other financial liabilities at amortized cost and fair value were stable at USD 19 billion. Upon adoption of IFRS 16, an increase in lease liabilities of USD 4 billion was recognized. This effect was largely offset by a decrease in payables for securities financing transactions measured at fair value.

The “Funding by product and currency” table in this section provides more information on our funding sources.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on capital and senior debt instruments

→   Refer to the “Consolidated financial statements” section of this report for more information

Balance sheet, liquidity and funding management

Equity

Equity attributable to shareholders increased to USD 53,667 million as of 31 March 2019 from USD 52,928 million as of 31 December 2018.

Total comprehensive income attributable to shareholders was USD 1,037 million, reflecting net profit of USD 1,141 million and negative other comprehensive income (OCI) of USD 104 million. OCI included negative OCI related to own credit of USD 318 million, negative defined benefit plan OCI of USD 179 million and negative foreign currency translation OCI of USD 128 million. These effects were partly offset by positive cash flow hedge OCI of USD 459 million and positive OCI related to debt instruments measured at fair value of USD 62 million.

Share premium decreased by USD 708 million, mainly due to the delivery of treasury shares under share-based compensation plans.

Net treasury share activity increased equity attributable to shareholders by USD 421 million, reflecting the aforementioned delivery of treasury shares, partly offset by the purchase of shares from the market in order to hedge future share delivery obligations related to employee share-based compensation awards.

The effect of adopting IFRIC 23, Uncertainty over Income Tax Treatments, decreased equity attributable to shareholders by USD 11 million.

We expect that the payment of the proposed CHF 0.70 dividend per share, which is subject to approval by the Annual General Meeting of Shareholders on 2 May 2019, will reduce equity attributable to shareholders by approximately USD 2.6 billion in the second quarter of 2019, subject to the CHF / USD exchange rate on 2 May 2019.

→   Refer to the “Consolidated financial statements” and “Group performance” sections of this report for more information

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information on the adoption of IFRIC 23

→   Refer to the “UBS Group AG standalone financial statements” section of our Annual Report 2018 for more information on the proposed dividend for the financial year 2018

Liabilities and equity
	As of		% change from
USD billion	31.3.19	31.12.18	31.12.18
Short-term borrowings[1]	41.1	50.0	(18)
Securities financing transactions at amortized cost	5.2	10.3	(49)
Customer deposits	425.9	419.8	1
Long-term debt issued[2]	163.0	150.3	8
Trading portfolio[3]	34.3	28.9	18
Derivatives and cash collateral payables on derivative instruments	141.1	154.6	(9)
Brokerage payables	39.3	38.4	2
Other financial liabilities at AC / FV4	18.5	18.8	(2)
Non-financial liabilities and amounts due under unit-linked investment contracts	34.2	34.2	0
Total liabilities	902.7	905.4	0
Share capital	0.3	0.3	0
Share premium	20.1	20.8	(3)
Treasury shares	(2.2)	(2.6)	(16)
Retained earnings	31.1	30.4	2
Other comprehensive income[5]	4.3	3.9	10
Total equity attributable to shareholders	53.7	52.9	1
Equity attributable to non-controlling interests	0.2	0.2	(1)
Total equity	53.8	53.1	1
Total liabilities and equity	956.6	958.5	0

1 Consists of short-term debt issued measured at amortized cost and amounts due to banks.    2 Consists of long-term debt issued measured at amortized cost and debt issued designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Consists of financial liabilities at fair value held for trading.    4 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes amounts due under unit-linked investment contracts.    5 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Off-balance sheet[1]
	As of		% change from
USD billion	31.3.19	31.12.18	31.12.18
Total guarantees[2]	16.5	17.0	(3)
Loan commitments[2]	33.6	34.1	(1)
Forward starting reverse repurchase agreements	31.3	9.0	248
Forward starting repurchase agreements	16.0	8.3	93

1 The information provided in this table is aligned with the scope disclosed in “Note 17 Guarantees, commitments and forward starting transactions” in the “Consolidated financial statements” section of this report.    2 Total guarantees and Loan commitments are shown net of sub-participations.

Off-balance sheet (31 March 2019 vs 31 December 2018)

Forward starting reverse repurchase agreements and forward starting repurchase agreements increased by USD 22 billion and USD 8 billion, respectively, primarily in Corporate Center, reflecting higher market activity on the back of a seasonally low year-end period in 2018. Guarantees and Loan commitments each decreased by USD 0.5 billion, primarily in Personal & Corporate Banking.

Pro forma net stable funding ratio
USD billion, except where indicated	31.3.19	31.12.18
Available stable funding	474	469
Required stable funding	432	426
Pro forma net stable funding ratio (%)	110	110

Net stable funding ratio

As of 31 March 2019, our estimated pro forma net stable funding ratio (NSFR) was 110%, unchanged from 31 December 2018, primarily reflecting a USD 5 billion increase in available stable funding, mainly driven by an increase in deposits and debt issuances, offset by a USD 6 billion increase in required stable funding, mainly due to an increase in trading assets and loans.

The calculation of our pro forma NSFR includes estimates of the effect of the Basel Committee on Banking Supervision rules and will be refined when NSFR rule-making is completed in Switzerland and as regulatory interpretations evolve and new models and associated systems are enhanced.

→   Refer to the “Treasury management” section of our Annual Report 2018 for more information on the net stable funding ratio

Funding by product and currency
	USD billion		As a percentage of total funding sources (%)
	All currencies		All currencies		USD		CHF		EUR		Other
	31.3.19	31.12.18	31.3.19	31.12.18	31.3.19	31.12.18	31.3.19	31.12.18	31.3.19	31.12.18	31.3.19	31.12.18
Short-term borrowings	41.1	50.0	5.8	7.2	3.0	4.0	0.4	0.5	1.5	1.7	0.9	1.0
of which: due to banks	9.1	11.0	1.3	1.6	0.3	0.5	0.4	0.4	0.2	0.2	0.4	0.4
of which: short-term debt issued[1]	32.0	39.0	4.5	5.6	2.7	3.5	0.0	0.0	1.3	1.4	0.5	0.7
Securities financing transactions	5.2	10.3	0.7	1.5	0.6	1.2	0.0	0.0	0.0	0.0	0.1	0.3
Cash collateral payables on derivative instruments	30.3	28.9	4.3	4.1	2.0	1.9	0.1	0.1	1.5	1.3	0.8	0.8
Customer deposits	425.9	419.8	60.4	60.2	20.4	20.5	26.2	26.0	8.1	8.0	5.7	5.7
of which: demand deposits	179.9	181.9	25.5	26.1	5.7	5.8	9.9	9.9	6.5	6.7	3.5	3.6
of which: retail savings / deposits	162.2	165.8	23.0	23.8	6.9	7.8	15.3	15.2	0.8	0.8	0.0	0.0
of which: time deposits	61.7	53.6	8.8	7.7	5.9	4.9	0.8	0.8	0.1	0.1	2.0	1.9
of which: fiduciary deposits	22.2	18.6	3.1	2.7	1.9	2.0	0.2	0.1	0.8	0.4	0.2	0.2
Long-term debt issued[2]	163.0	150.3	23.1	21.5	13.3	6.8	2.1	1.4	5.2	4.3	2.5	9.1
Brokerage payables	39.3	38.4	5.6	5.5	3.9	3.8	0.1	0.1	0.5	0.4	1.1	1.2
Total	704.9	697.7	100.0	100.0	43.1	38.2	28.9	28.0	16.9	15.7	11.1	18.1

1 Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 Long-term debt issued also includes debt with a remaining time to maturity of less than one year.

Capital management

Capital management

This section provides information on key developments during the reporting period and should be read in conjunction with the “Capital management” section of our Annual Report 2018, which provides more information about our strategy, objectives and governance for capital management. Disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on information in accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRBs).

Information in accordance with the Basel Committee on Banking Supervision framework for UBS Group AG consolidated together with capital and other regulatory information for UBS AG consolidated and standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated is provided in our 31 March 2019 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated is provided in the UBS AG first quarter 2019 report, which will be available as of 30 April 2019 under “Quarterly reporting” at www.ubs.com/investors.

Swiss SRB requirements and information

Information on the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements that are being phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2018, which is available under “Annual reporting” at www.ubs.com/investors.  These requirements are also applicable to UBS AG consolidated and UBS Switzerland AG standalone. UBS AG is subject to going concern requirements on a standalone basis, for which details are provided in the 31 December 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors, and in our 31 March 2019 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

The table below provides the risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 31 March 2019.

Swiss SRB going and gone concern requirements and information[1]
	Swiss SRB, including transitional arrangements
As of 31.3.19	RWA				LRD
USD million, except where indicated	Requirement (%)	Actual (%)	Requirement	Eligible	Requirement (%)	Actual (%)	Requirement	Eligible
Common equity tier 1 capital	9.99	12.95	26,730	34,658	3.20	3.80	29,152	34,658
Maximum high-trigger loss-absorbing additional tier 1 capital[2,3]	3.90	7.77	10,435	20,790	1.30	2.28	11,843	20,790
of which: high-trigger loss-absorbing additional tier 1 capital		4.63		12,397		1.36		12,397
of which: low-trigger loss-absorbing additional tier 1 capital		0.89		2,381		0.26		2,381
of which: low-trigger loss-absorbing tier 2 capital		2.25		6,012		0.66		6,012
Total going concern capital	13.89[4]	20.72	37,165	55,448	4.50[5]	6.09	40,995	55,448
Base gone concern loss-absorbing capacity, including applicable add-ons and rebate	9.74[6]	11.97	26,071	32,020	3.36[6]	3.51	30,609	32,020
Total gone concern loss-absorbing capacity	9.74	11.97	26,071	32,020	3.36	3.51	30,609	32,020
Total loss-absorbing capacity	23.63	32.69	63,236	87,468	7.86	9.60	71,604	87,468

	Swiss SRB as of 1.1.20
As of 31.3.19	RWA				LRD
USD million, except where indicated	Requirement (%)	Actual (%)	Requirement	Eligible	Requirement (%)	Actual (%)	Requirement	Eligible
Common equity tier 1 capital	10.31	12.95	27,586	34,658	3.50	3.80	31,885	34,658
Maximum high-trigger loss-absorbing additional tier 1 capital[2]	4.30	5.52	11,505	14,778	1.50	1.62	13,665	14,778
of which: high-trigger loss-absorbing additional tier 1 capital		4.63		12,397		1.36		12,397
of which: low-trigger loss-absorbing additional tier 1 capital		0.89		2,381		0.26		2,381
Total going concern capital	14.61[7]	18.48	39,091	49,436	5.00[8]	5.43	45,550	49,436
Base gone concern loss-absorbing capacity, including applicable add-ons and rebate/reduction	10.74[9]	14.21	28,742	38,032	3.83[9]	4.17	34,865	38,032
Total gone concern loss-absorbing capacity	10.74	14.21	28,742	38,032	3.83	4.17	34,865	38,032
Total loss-absorbing capacity	25.35	32.69	67,834	87,468	8.83	9.60	80,415	87,468

1 This table includes a rebate equal to 40% of the maximum rebate on the gone concern requirements, which was granted by FINMA and will be phased in until 1 January 2020, plus an additional reduction of 1.27% for the RWA requirement and 0.37% for the LRD requirement, respectively under Swiss SRB as of 1.1.20 rules, for the usage of low-trigger tier 2 capital instruments to fulfill gone concern requirements.    2 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements.    3 Includes outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity. Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    4 Consists of a minimum capital requirement of 8% and a buffer capital requirement of 5.89%, including the effect of countercyclical buffers of 0.31%.    5 Consists of a minimum leverage ratio requirement of 3% and a buffer leverage ratio requirement of 1.5%.    6 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD and applicable rebate of 1.86% for RWA and 0.64% for LRD.    7 Consists of a minimum capital requirement of 8% and a buffer capital requirement of 6.61%, including the effect of countercyclical buffers of 0.31% and applicable add-ons of 1.44%.    8 Consists of a minimum leverage ratio requirement of 3% and a buffer leverage ratio requirement of 2%, including applicable add-ons of 0.5%.    9 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD and applicable rebate/reduction of 3.56% for RWA and 1.17% for LRD.

Capital management

Total loss-absorbing capacity

The table below provides Swiss SRB going and gone concern information based on transitional arrangements and based on the final rules, which will be effective as of 1 January 2020. The remaining differences between the columns “Swiss SRB, including transitional arrangements” and “Swiss SRB as of 1.1.20” are fully related to the eligibility of instruments as required by the too big to fail provisions in the Swiss Capital Adequacy Ordinance applicable to Swiss SRBs, which are described in the “Swiss SRB total loss-absorbing capacity framework” in the “Capital management” section of our Annual Report 2018.

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements		Swiss SRB as of 1.1.20
USD million, except where indicated	31.3.19	31.12.18	31.3.19	31.12.18

Going concern capital
Common equity tier 1 capital	34,658	34,119	34,658	34,119
High-trigger loss-absorbing additional tier 1 capital	12,397	9,790	12,397	9,790
Low-trigger loss-absorbing additional tier 1 capital	2,381	2,369	2,381	2,369
Total loss-absorbing additional tier 1 capital	14,778	12,160	14,778	12,160
Total tier 1 capital	49,436	46,279	49,436	46,279
Low-trigger loss-absorbing tier 2 capital[1]	6,012	6,008
Total tier 2 capital	6,012	6,008
Total going concern capital	55,448	52,287	49,436	46,279

Gone concern loss-absorbing capacity[2]
Low-trigger loss-absorbing tier 2 capital[1]	781	771	6,793	6,779
Non-Basel III-compliant tier 2 capital[3]	690	693	690	693
Total tier 2 capital	1,471	1,464	7,483	7,471
TLAC-eligible senior unsecured debt	30,548	29,988	30,548	29,988
Total gone concern loss-absorbing capacity	32,020	31,452	38,032	37,460

Total loss-absorbing capacity
Total loss-absorbing capacity	87,468	83,738	87,468	83,738

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	267,556	263,747	267,556	263,747
Leverage ratio denominator	910,993	904,598	910,993	904,598

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	20.7	19.8	18.5	17.5
of which: common equity tier 1 capital ratio	13.0	12.9	13.0	12.9
Gone concern loss-absorbing capacity ratio	12.0	11.9	14.2	14.2
Total loss-absorbing capacity ratio	32.7	31.7	32.7	31.7

Leverage ratios (%)
Going concern leverage ratio	6.1	5.8	5.4	5.1
of which: common equity tier 1 leverage ratio	3.80	3.77	3.80	3.77
Gone concern leverage ratio	3.5	3.5	4.2	4.1
Total loss-absorbing capacity leverage ratio	9.6	9.3	9.6	9.3

1 Under the transitional rules of the Swiss SRB framework, outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    2 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    3 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.

Total loss-absorbing capacity and movement under
Swiss SRB rules applicable as of 1 January 2020

Going concern capital and movement

As of 31 March 2019, our common equity tier 1 (CET1) capital increased by USD 0.5 billion to USD 34.7 billion, mainly as a result of higher operating profit before tax, partly offset by accruals for capital returns to shareholders. Our loss-absorbing additional tier 1 (AT1) capital increased by USD 2.6 billion to USD 14.8 billion as of 31 March 2019, following the issuance of a US dollar-denominated high-trigger additional tier 1 capital instrument.

→   Refer to “UBS shares” in this section for more information on the share repurchase program

Gone concern loss-absorbing capacity and movement

Our total gone concern loss-absorbing capacity increased by USD 0.6 billion to USD 38.0 billion, primarily due to the issuance of USD 0.4 billion equivalent of total loss-absorbing capacity (TLAC)-eligible senior unsecured debt instruments denominated in Swiss francs.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on the eligibility of capital and senior unsecured debt instruments and on key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio increased 0.1 percentage points to 13.0%, reflecting a USD 0.5 billion increase in CET1 capital, partly offset by a USD 3.8 billion increase in RWA.

Our CET1 leverage ratio increased from 3.77% to 3.80% in the first quarter of 2019, reflecting the aforementioned increase in CET1 capital, partly offset by a USD 6 billion increase in the leverage ratio denominator (LRD).

Our gone concern loss-absorbing capacity ratio remained at 14.2% as increased loss absorbing capacity was offset mainly by the aforementioned increase in RWA. Our gone concern leverage ratio increased 0.1 percentage points to 4.2%, mainly resulting from the aforementioned increase in TLAC-eligible senior unsecured debt instruments.

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD million	31.3.19	31.12.18
Total IFRS equity	53,840	53,103
Equity attributable to non-controlling interests	(173)	(176)
Deferred tax assets recognized for tax loss carry-forwards	(6,308)	(6,107)
Deferred tax assets on temporary differences, excess over threshold	(344)	(586)
Goodwill, net of tax[1]	(6,298)	(6,514)
Intangible assets, net of tax	(236)	(251)
Compensation-related components (not recognized in net profit)	(1,359)	(1,652)
Expected losses on advanced internal ratings-based portfolio less provisions	(379)	(368)
Unrealized (gains) / losses from cash flow hedges, net of tax	(564)	(109)
Unrealized own credit related to financial liabilities designated at fair value, net of tax, and replacement values	(51)	(397)
Prudential valuation adjustments	(104)	(120)
Accruals for proposed dividends to shareholders for 2018	(2,648)	(2,648)
Other[2]	(717)	(56)
Total common equity tier 1 capital	34,658	34,119

1 Includes goodwill related to significant investments in financial institutions of USD 175 million (31 December 2018: USD 176 million) presented on the balance sheet line “Investments in associates.”    2 Includes accruals for dividends to shareholders for the current year and other items.

Capital management

Swiss SRB total loss-absorbing capacity movement
USD million	Swiss SRB, including transitional arrangements	Swiss SRB as of 1.1.20

Going concern capital
Common equity tier 1 capital as of 31.12.18	34,119	34,119
Operating profit before tax	1,546	1,546
Current tax (expense) / benefit	(170)	(170)
Foreign currency translation effects	(102)	(102)
Defined benefit plans	(165)	(165)
Other	(570)	(570)
Common equity tier 1 capital as of 31.3.19	34,658	34,658
Loss-absorbing additional tier 1 capital as of 31.12.18	12,160	12,160
Issuance of high-trigger loss-absorbing additional tier 1 capital	2,534	2,534
Foreign currency translation and other effects	84	84
Loss-absorbing additional tier 1 capital as of 31.3.19	14,778	14,778
Tier 2 capital as of 31.12.18	6,008
Foreign currency translation and other effects	4
Tier 2 capital as of 31.3.19	6,012
Total going concern capital as of 31.12.18	52,287	46,279
Total going concern capital as of 31.3.19	55,448	49,436

Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.18	1,464	7,471
Foreign currency translation and other effects	8	12
Tier 2 capital as of 31.3.19	1,471	7,483
TLAC-eligible senior unsecured debt as of 31.12.18	29,988	29,988
Issuance of TLAC-eligible senior unsecured debt instruments	407	407
Foreign currency translation and other effects	154	154
TLAC-eligible senior unsecured debt as of 31.3.19	30,548	30,548
Total gone concern loss-absorbing capacity as of 31.12.18	31,452	37,460
Total gone concern loss-absorbing capacity as of 31.3.19	32,020	38,032

Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.18	83,738	83,738
Total loss-absorbing capacity as of 31.3.19	87,468	87,468

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by USD 11 billion and our CET1 capital by USD 1.2 billion as of 31 March 2019 (31 December 2018: USD 11 billion and USD 1.2 billion, respectively) and reduced our CET1 capital ratio by 9 basis points (31 December 2018: 9 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have reduced our RWA by USD 10 billion and our CET1 capital by USD 1.1 billion (31 December 2018: USD 10 billion and USD 1.1 billion, respectively) and increased our CET1 capital ratio by 9 basis points (31 December 2018: 9 basis points).

Leverage ratio denominator

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our LRD by USD 58  billion (31 December 2018: USD 57 billion) and reduced our Swiss SRB going concern leverage ratio by 18  basis points (31 December 2018: 15 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have reduced our LRD by USD 52 billion (31 December 2018: USD 51 billion) and increased our Swiss SRB going concern leverage ratio by 18  basis points (31 December 2018: 16 basis points).

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

→   Refer to “Active management of sensitivity to currency movements” in the “Capital management” section of our Annual Report 2018 for more information

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described
in “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report. We have used for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at USD 4.6 billion as of 31 March 2019. This estimate is not related to and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

→   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2018 for more information

→   Refer to “Note 16  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Capital management

Risk-weighted assets

During the first quarter of 2019, risk-weighted assets (RWA) increased by USD 3.8 billion to USD 267.6 billion, reflecting increases from model updates of USD 3.9 billion, methodology and policy changes of USD 3.8 billion and regulatory add-ons of USD 0.9 billion, partly offset by asset size and other movements of USD 3.8 billion and currency effects of USD 0.9 billion.

Movement in risk-weighted assets by key driver
USD billion	RWA as of 31.12.18	Currency effects	Methodology and policy changes	Model updates / changes	Regulatory add-ons	Asset size and other[1]	RWA as of 31.3.19
Credit and counterparty credit risk[2]	147.9	(0.9)	0.3	0.4	0.6	4.3	152.7
Non-counterparty-related risk	18.3	(0.1)	3.5			(0.2)	21.5
Market risk	20.0			0.7	0.3	(8.0)	13.0
Operational risk	77.6			2.8			80.3
Total	263.7	(0.9)	3.8	3.9	0.9	(3.8)	267.6

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” Refer to the 31 March 2019 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA increased by USD 4.8 billion to USD 152.7 billion as of 31 March 2019.

The RWA increase from asset size and other movements of USD 4.3 billion was mainly driven by a USD 4.3 billion increase in the Investment Bank, primarily reflecting increases in traded loans and exposures in real estate financing within the Corporate Client Solutions business, as well as an increase in derivative exposures within the Foreign Exchange, Rates and Credit business.

A regulatory add-on of USD 0.6 billion was agreed with FINMA in the first quarter for certain portfolios awaiting the development of a formalized rating tool, resulting in an increase of USD 0.5 billion in Corporate Center, and USD 0.1 billion in the Investment Bank. In addition, RWA increased by USD 0.4 billion as a result of model updates, predominantly the continued phasing-in of RWA increases related to probability of default (PD) and loss given default (LGD) changes from the implementation of revised models for Swiss residential mortgages, affecting Personal & Corporate Banking and Global Wealth Management.

A further increase from methodology and policy changes of USD 0.3 billion was related to the removal of the expert rating approach applied for exposures with no approved rating methodology.

We anticipate that methodology changes and model updates, including the continued phase-in of RWA increases related to PD and LGD factors on Swiss mortgages, will increase credit and counterparty credit risk RWA by around USD 1.5 billion for the remainder of 2019, of which approximately USD 0.5 billion is expected in the second quarter of 2019. The extent and timing of RWA changes may vary as methodology changes and model updates are completed and receive regulatory approval, and as regulatory multipliers are adjusted. In addition, changes in the composition of the relevant portfolios and other factors will affect our RWA.

→   Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2018 for more information

Non-counterparty credit risk

Non-counterparty credit risk RWA increased by USD 3.2 billion to USD 21.5 billion as of 31 March 2019, primarily driven by an increase of USD 3.5 billion from the adoption of IFRS 16, Leases.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information on IFRS 16

Market risk

Market risk RWA decreased by USD 7.0 billion in the first quarter of 2019, driven by asset size and other movements resulting from lower average regulatory value-at-risk (VaR), stressed VaR and incremental risk charge (IRC) levels observed in the Investment Bank. This decrease was driven by the Equities business due to a reduction in market volatility as well as a decrease in client activity along with an overall reduction in credit exposure in the FRC business. This was partly offset by an increase of USD 0.7 billion, primarily related to the ongoing parameter update of the VaR model and VaR model changes as well as an increase from regulatory add-ons of USD 0.3 billion, reflecting updates from the monthly risks-not-in-VaR assessment.

→   Refer to the “Risk management and control” section of this report and the 31 March 2019 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors, for more information on market risk developments

Operational risk

Operational risk RWA increased by USD 2.8 billion to USD 80.3 billion as of 31 March 2019, as model inputs in the advanced measurement approach (AMA) model were updated during the quarter to reflect developments related to litigation on the cross-border matter.

→  Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2018 for more information on the advanced measurement approach model

→  Refer to “Note 16  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information on the French litigation matter

Risk-weighted assets by business division and Corporate Center
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center	Total RWA
	31.3.19
Credit and counterparty credit risk[1]	32.6	54.2	2.0	55.5	8.5	152.7
Non-counterparty-related risk[2]	6.3	2.1	0.7	3.3	9.1	21.5
Market risk	0.8	0.0	0.0	10.5	1.7	13.0
Operational risk	37.2	8.0	2.1	23.3	9.7	80.3
Total	76.9	64.3	4.8	92.6	29.0	267.6

	31.12.18
Credit and counterparty credit risk[1]	32.5	54.7	1.8	51.3	7.7	147.9
Non-counterparty-related risk[2]	4.5	1.5	0.6	2.5	9.2	18.3
Market risk	1.3	0.0	0.0	16.8	1.9	20.0
Operational risk	36.0	7.7	2.0	22.5	9.4	77.6
Total	74.3	63.9	4.3	93.2	28.1	263.7

	31.3.19 vs 31.12.18
Credit and counterparty credit risk[1]	0.1	(0.4)	0.2	4.1	0.8	4.8
Non-counterparty-related risk[2]	1.7	0.6	0.2	0.8	(0.1)	3.2
Market risk	(0.5)	0.0	0.0	(6.3)	(0.2)	(7.0)
Operational risk	1.3	0.3	0.1	0.8	0.3	2.8
Total	2.6	0.4	0.5	(0.6)	0.9	3.8

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (31 March 2019: USD 8.7 billion; 31 December 2018: USD 8.8 billion), property, equipment and software (31 March 2019: USD 12.6 billion; 31 December 2018: USD 9.3 billion) and other items (31 March 2019: USD 0.2 billion; 31 December 2018: USD 0.2 billion).

Capital management

Leverage ratio denominator

During the first quarter of 2019, the leverage ratio denominator (LRD) increased by USD 6 billion to USD 911 billion. This increase was driven by asset size and other movements of USD 8 billion as well as policy changes of USD 4 billion, partly offset by a decrease in currency effects of USD 5 billion.

Movement in leverage ratio denominator by key driver
USD billion	LRD as of 31.12.18	Currency effects	Policy changes	Asset size and other	LRD as of 31.03.19
On-balance sheet exposures (excluding derivative exposures and SFTs)[1]	663.1	(3.9)	3.5	8.4	671.1
Derivative exposures	95.4	(0.3)		0.0	95.0
Securities financing transactions	130.9	(0.3)		1.5	132.1
Off-balance sheet items	29.0	(0.2)		(2.6)	26.3
Deduction items	(13.8)	0.0		0.3	(13.6)
Total	904.6	(4.7)	3.5	7.6	911.0

1 Excludes positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects.

On-balance sheet exposures (excluding derivatives and securities financing transactions (SFTs)) increased by USD 12 billion due to higher trading portfolio assets resulting from increases in economic hedges of long-term debt issued measured at fair value and higher cash and cash equivalents, positive market-driven effects on certain financial assets measured at fair value, as well as an increase of USD 3.5 billion from the adoption of IFRS 16, Leases.

Off-balance sheet items decreased by USD 3 billion, mainly due to client-driven activity and treating certain derivative loan commitments from the first quarter 2019 as derivative exposures to align with the accounting presentation.

SFTs increased by USD 1 billion, due to asset size and other movements, primarily resulting from USD 5 billion increase in receivables from securities financing transactions held at amortized cost, mainly relating to increased client activity. This increase was partly offset by a decrease of USD 3 billion in other financial assets at fair value not held for trading as a result of trade unwinds and reinvestment of cash and cash equivalents in the Corporate Center.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information on balance sheet movements

Leverage ratio denominator by business division and Corporate Center
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	Total
	31.3.19
Total IFRS assets	322.3	199.0	31.0	295.3	109.0	956.6
Difference in scope of consolidation[1]	(0.2)	0.0	(24.6)	(0.4)	0.1	(25.1)
Less: derivative exposures and SFTs[2]	(42.1)	(18.7)	(0.9)	(137.9)	(60.7)	(260.4)
On-balance sheet exposures	280.0	180.3	5.5	157.0	48.3	671.1
Derivative exposures	7.5	1.4	0.0	76.8	9.3	95.0
Securities financing transactions	38.9	17.7	0.9	46.7	27.9	132.1
Off-balance sheet items	4.7	12.5	0.0	8.2	0.8	26.3
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.3)	(1.4)	(0.3)	(6.4)	(13.6)
Total	325.9	211.6	5.1	288.4	79.9	911.0

	31.12.18
Total IFRS assets	313.7	200.7	28.1	302.1	113.7	958.4
Difference in scope of consolidation[1]	(0.2)	0.0	(21.7)	(0.4)	0.0	(22.3)
Less: derivative exposures and SFTs[2]	(41.6)	(18.9)	(1.0)	(148.1)	(63.4)	(273.0)
On-balance sheet exposures	272.0	181.8	5.4	153.6	50.3	663.1
Derivative exposures	8.6	1.2	0.0	75.2	10.3	95.4
Securities financing transactions	35.5	18.1	1.0	44.3	32.0	130.9
Off-balance sheet items	5.0	13.0	0.0	10.6	0.5	29.0
Items deducted from Swiss SRB tier 1 capital	(5.3)	(0.3)	(1.4)	(0.2)	(6.7)	(13.8)
Total	315.8	213.7	5.0	283.4	86.5	904.6

	31.3.19 vs 31.12.18
Total IFRS assets	8.6	(1.7)	2.9	(6.9)	(4.7)	(1.8)
Difference in scope of consolidation[1]	0.0	0.0	(2.8)	0.0	0.0	(2.8)
Less: derivative exposures and SFTs[2]	(0.6)	0.2	0.1	10.2	2.6	12.6
On-balance sheet exposures	8.0	(1.5)	0.1	3.4	(2.0)	8.0
Derivative exposures	(1.0)	0.2	0.0	1.5	(1.0)	(0.3)
Securities financing transactions	3.4	(0.4)	(0.1)	2.4	(4.1)	1.2
Off-balance sheet items	(0.3)	(0.4)	0.0	(2.3)	0.3	(2.7)
Items deducted from Swiss SRB tier 1 capital	0.0	0.0	0.0	0.0	0.2	0.2
Total	10.1	(2.1)	0.1	5.0	(6.6)	6.4

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions.

Capital management

Equity attribution and return on attributed equity

As of 1 January 2019, we have updated our equity attribution framework. Specifically, we have revised the capital ratio for risk-weighted assets (RWA) from 11% to 12.5% and incrementally allocated to business divisions USD 2 billion of attributed equity that is related to certain common equity tier 1 (CET1) deduction items, previously held centrally.

In aggregate we allocated USD 7 billion of additional attributed equity to the business divisions. Prior periods have been restated to reflect this change.

→   Refer to the “Recent developments” section of this report for more information on the equity attribution framework

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average RWA and average leverage ratio denominator (LRD), which both include resource allocations from Corporate Center to the business divisions. Average RWA and LRD are converted to their CET1 capital equivalents based on capital ratios of 12.5% and 3.75%, respectively. If the attributed tangible equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any business division, the CET1 capital equivalent of RBC is used as a floor for that business division.

Furthermore, we allocate to business divisions attributed equity that is related to certain CET1 deduction items, such as compensation-related components and the expected loss on advanced internal ratings-based portfolio less general provisions.

In addition to tangible equity, we allocate equity to our businesses to support goodwill and intangible assets.

We attribute all remaining Basel III capital deduction items to Corporate Center Group items. These deduction items include deferred tax assets (DTAs) recognized for tax loss carry-forwards and DTAs on temporary differences in excess of the threshold, which together constituted the largest component of Corporate Center Group items, dividend accruals and unrealized gains from cash flow hedges.

→   Refer to the “Capital management” section of our Annual Report 2018 for more information on the equity attribution framework

Attributed equity
	For the quarter ended
USD billion	31.3.19	31.12.18	31.3.18

Average attributed equity
Global Wealth Management	16.4	16.3	16.3
Personal & Corporate Banking	8.3	8.1	8.0
Asset Management	1.8	1.8	1.8
Investment Bank	12.3	12.7	13.1
Corporate Center	14.5	13.6	13.9
of which: deferred tax assets[1]	7.3	7.1	7.4
of which: dividend accruals and others	4.1	3.7	3.4
of which: related to retained RWA and LRD[2]	3.1	2.9	3.1
Average equity attributed to business divisions and Corporate Center	53.3	52.5	53.1

1 Includes average attributed equity related to the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred tax assets on temporary differences, excess over threshold) as well as retained RWA and LRD related to deferred tax assets.    2 Excludes average attributed equity related to retained RWA and LRD related to deferred tax assets.

Return on attributed equity
	For the quarter ended
In %	31.3.19	31.12.18	31.3.18

Return on (attributed) equity[1]

Reported
Global Wealth Management	21.1	8.0	27.1
Personal & Corporate Banking	18.5	31.8	20.4
Asset Management	23.0	23.7	22.9
Investment Bank	6.8	(2.5)	17.6
UBS Group	8.6	2.4	11.8

Adjusted[2]
Global Wealth Management	21.3	7.4	27.0
Personal & Corporate Banking	18.7	15.0	19.1
Asset Management	24.3	28.2	23.2
Investment Bank	7.2	(0.2)	18.9
UBS Group	8.7	2.4	11.2

1 Return on attributed equity shown for the business divisions. Return on equity attributable to shareholders shown for the UBS Group. Return on attributed equity  for Corporate Center is not shown, as it is not meaningful.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.

Capital management

UBS shares

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (NYSE) as global registered shares. Each share has a par value of CHF 0.10 per share.

Shares issued increased by 3 million shares in the first quarter of 2019 due to the issuance of shares out of conditional share capital upon exercise of employee share options.

Treasury shares, which are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans, totaled 146 million shares as of 31 March 2019.

Treasury shares held decreased by 21 million shares in the first quarter of 2019, mainly due to the delivery of treasury shares under share-based compensation plans, partly offset by the purchase of shares from the market in order to hedge future share delivery obligations related to employee share-based compensation awards.

UBS Group AG share information
	As of or for the quarter ended			% change from
	31.3.19	31.12.18	31.3.18	31.12.18
Shares issued	3,858,959,179	3,855,634,749	3,854,297,125	0
Treasury shares	145,878,663	166,467,802	93,077,090	(12)
Shares outstanding	3,713,080,516	3,689,166,947	3,761,220,035	1
Basic earnings per share (USD)[1]	0.31	0.08	0.42	288
Diluted earnings per share (USD)[1]	0.30	0.08	0.41	275
Basic earnings per share (CHF)[2]	0.31	0.09	0.39	244
Diluted earnings per share (CHF)[2]	0.30	0.09	0.38	233
Equity attributable to shareholders (USD million)	53,667	52,928	53,662	1
Less: goodwill and intangible assets (USD million)	6,621	6,647	6,540	0
Tangible equity attributable to shareholders (USD million)	47,046	46,281	47,122	2
Total book value per share (USD)	14.45	14.35	14.27	1
Tangible book value per share (USD)	12.67	12.55	12.53	1
Share price (USD)[3]	12.12	12.44	17.62	(3)
Market capitalization (USD million)[4]	45,009	45,907	66,261	(2)

1 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Basic and diluted earnings per share in Swiss francs are calculated based on a translation of net profit / (loss) under our US dollar presentation currency. As a consequence of the restatement to a US dollar presentation currency, amounts may differ from those originally published in our quarterly and annual reports.    3 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.    4 Beginning with our Annual Report 2018, the calculation of market capitalization has been amended to reflect total shares outstanding multiplied by the share price at the end of the period. The calculation was previously based on total shares issued multiplied by the share price at the end of the period. Market capitalization has been reduced by USD 2.1 billion as of 31 December 2018 and by USD 1.7 billion as of 31 March 2018 as a result.

Ticker symbols UBS Group AG

Trading exchange	SIX / NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN	CH0244767585
Valoren	24 476 758
CUSIP	CINS H42097 10 7

Consolidated financial statements

Unaudited

Table of contents

UBS Group AG interim consolidated financial statements (unaudited)

61	Income statement
62	Statement of comprehensive income
64	Balance sheet
66	Statement of changes in equity
68	Statement of cash flows

70	1 Basis of accounting
74	2 Segment reporting
76	3 Net interest income
76	4 Net fee and commission income
77	5 Other income
77	6 Personnel expenses
77	7 General and administrative expenses
78	8 Income taxes
78	9 Earnings per share (EPS) and shares outstanding
79	10 Expected credit loss measurement
82	11 Fair value measurement
91	12 Derivative instruments
92	13 Other assets and liabilities
94	14 Debt issued designated at fair value
94	15 Debt issued measured at amortized cost
95	16 Provisions and contingent liabilities
102	17 Guarantees, commitments and forward starting transactions
102	18 Currency translation rates

UBS AG interim consolidated financial information (unaudited)

103	Comparison UBS Group AG consolidated versus UBS AG consolidated

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended
USD million	Note	31.3.19	31.12.18	31.3.18
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	2,669	2,683	2,386
Interest expense from financial instruments measured at amortized cost	3	(1,885)	(1,781)	(1,388)
Interest income from financial instruments measured at fair value through profit or loss	3	1,345	1,337	1,113
Interest expense from financial instruments measured at fair value through profit or loss	3	(1,006)	(1,013)	(677)
Net interest income	3	1,123	1,226	1,435
Other net income from financial instruments measured at fair value through profit or loss		1,935	1,297	1,973
Credit loss (expense) / recovery	10	(20)	(53)	(26)
Fee and commission income	4	4,541	4,700	5,178
Fee and commission expense	4	(409)	(439)	(433)
Net fee and commission income	4	4,132	4,261	4,744
Other income	5	49	241	42
Total operating income		7,218	6,972	8,168
Personnel expenses	6	4,043	3,839	4,254
General and administrative expenses	7	1,187	2,293	1,510
Depreciation and impairment of property, equipment and software		427	343	288
Amortization and impairment of intangible assets		16	17	16
Total operating expenses		5,672	6,492	6,069
Operating profit / (loss) before tax		1,546	481	2,100
Tax expense / (benefit)	8	407	165	533
Net profit / (loss)		1,139	315	1,567
Net profit / (loss) attributable to non-controlling interests		(2)	1	2
Net profit / (loss) attributable to shareholders		1,141	315	1,566

Earnings per share (USD)
Basic	9	0.31	0.08	0.42
Diluted	9	0.30	0.08	0.41

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended
USD million	31.3.19	31.12.18	31.3.18

Comprehensive income attributable to shareholders
Net profit / (loss)	1,141	315	1,566

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	(157)	(120)	652
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	26	21	106
Foreign currency translation differences on foreign operations reclassified to the income statement	1	(8)	0
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	0	2	0
Income tax relating to foreign currency translations, including the impact of net investment hedges	1	0	0
Subtotal foreign currency translation, net of tax	(128)	(105)	758
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	81	68	(80)
Impairment charges reclassified to the income statement from equity	0	0	0
Realized gains reclassified to the income statement from equity	(1)	0	0
Realized losses reclassified to the income statement from equity	0	0	0
Income tax relating to net unrealized gains / (losses)	(17)	(23)	24
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	62	44	(57)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	588	816	(476)
Net (gains) / losses reclassified to the income statement from equity	(21)	(43)	(134)
Income tax relating to cash flow hedges	(107)	(157)	122
Subtotal cash flow hedges, net of tax	459	616	(488)
Total other comprehensive income that may be reclassified to the income statement, net of tax	393	556	214

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(163)	(252)	(154)
Income tax relating to defined benefit plans	(16)	221	47
Subtotal defined benefit plans, net of tax	(179)	(31)	(107)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(326)	376	180
Income tax relating to own credit on financial liabilities designated at fair value	8	(8)	(2)
Subtotal own credit on financial liabilities designated at fair value, net of tax	(318)	368	178
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(497)	336	71

Total other comprehensive income	(104)	892	285
Total comprehensive income attributable to shareholders	1,037	1,207	1,850

Statement of comprehensive income (continued)
	For the quarter ended
USD million	31.3.19	31.12.18	31.3.18

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	(2)	1	2

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	4	1	2
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	4	1	2
Total other comprehensive income that will not be reclassified to the income statement, net of tax	4	1	2
Total comprehensive income attributable to non-controlling interests	2	2	3

Total comprehensive income
Net profit / (loss)	1,139	315	1,567
Other comprehensive income	(100)	893	286
of which: other comprehensive income that may be reclassified to the income statement	393	556	214
of which: other comprehensive income that will not be reclassified to the income statement	(493)	337	73
Total comprehensive income	1,039	1,208	1,854

UBS Group AG interim consolidated financial statements (unaudited)

Balance sheet
USD million	Note	31.3.19	31.12.18

Assets
Cash and balances at central banks		110,618	108,370
Loans and advances to banks		17,013	16,868
Receivables from securities financing transactions		100,222	95,349
Cash collateral receivables on derivative instruments	12	25,164	23,602
Loans and advances to customers	10	318,623	320,352
Other financial assets measured at amortized cost	13	22,433	22,563
Total financial assets measured at amortized cost		594,074	587,104
Financial assets at fair value held for trading	11	109,586	104,370
of which: assets pledged as collateral that may be sold or repledged by counterparties		33,828	32,121
Derivative financial instruments	11, 12	111,160	126,210
Brokerage receivables	11	16,275	16,840
Financial assets at fair value not held for trading	11	81,267	82,690
Total financial assets measured at fair value through profit or loss		318,288	330,110
Financial assets measured at fair value through other comprehensive income	11	7,168	6,667
Investments in associates		1,095	1,099
Property, equipment and software		12,612	9,348
Goodwill and intangible assets		6,621	6,647
Deferred tax assets		9,828	10,105
Other non-financial assets	13	6,893	7,410
Total assets		956,579	958,489

Balance sheet (continued)
USD million	Note	31.3.19	31.12.18

Liabilities
Amounts due to banks		9,083	10,962
Payables from securities financing transactions		5,246	10,296
Cash collateral payables on derivative instruments	12	30,319	28,906
Customer deposits		425,943	419,838
Debt issued measured at amortized cost	15	128,105	132,271
Other financial liabilities measured at amortized cost	13	10,416	6,885
Total financial liabilities measured at amortized cost		609,111	609,158
Financial liabilities at fair value held for trading	11	34,259	28,943
Derivative financial instruments	11, 12	110,807	125,723
Brokerage payables designated at fair value	11	39,326	38,420
Debt issued designated at fair value	11, 14	66,919	57,031
Other financial liabilities designated at fair value	11, 13	32,394	33,594
Total financial liabilities measured at fair value through profit or loss		283,705	283,711
Provisions	16	3,197	3,494
Other non-financial liabilities	13	6,726	9,022
Total liabilities		902,739	905,386

Equity
Share capital		338	338
Share premium		20,135	20,843
Treasury shares		(2,210)	(2,631)
Retained earnings		31,085	30,448
Other comprehensive income recognized directly in equity, net of tax		4,320	3,930
Equity attributable to shareholders		53,667	52,928
Equity attributable to non-controlling interests		173	176
Total equity		53,840	53,103
Total liabilities and equity		956,579	958,489

UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
USD million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2018	338	23,598	(2,210)	25,389
Issuance of share capital	0
Acquisition of treasury shares			(379)
Delivery of treasury shares under share-based compensation plans		(945)	999
Other disposal of treasury shares			13
Premium on shares issued and warrants exercised		10
Share-based compensation expensed in the income statement		219
Tax (expense) / benefit		3
Dividends
Translation effects recognized directly in retained earnings				(22)
New consolidations / (deconsolidations) and other increases / (decreases)		14
Total comprehensive income for the period				1,637
of which: net profit / (loss)				1,566
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				(107)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				178
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2018	338	22,897	(1,577)	27,004

Balance as of 1 January 2019 before the adoption of IFRIC 23	338	20,843	(2,631)	30,448
Effect of adoption of IFRIC 23				(11)
Balance as of 1 January 2019 after the adoption of IFRIC 23	338	20,843	(2,631)	30,437
Issuance of share capital	0
Acquisition of treasury shares			(466)
Delivery of treasury shares under share-based compensation plans		(841)	871
Other disposal of treasury shares		(1)	16
Premium on shares issued and warrants exercised		28
Share-based compensation expensed in the income statement		167
Tax (expense) / benefit		5
Dividends
Equity classified as obligation to purchase own shares		(60)
Translation effects recognized directly in retained earnings				4
New consolidations / (deconsolidations) and other increases / (decreases)		(6)
Total comprehensive income for the period				644
of which: net profit / (loss)				1,141
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				(179)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(318)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2019	338	20,135	(2,210)	31,085
1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets measured at fair value through OCI	of which: cash flow hedges	Total equity attributable to shareholders	Non-controlling interests	Total equity
4,764	4,466	(61)	360	51,879	59	51,938
				0		0
				(379)		(379)
				54		54
				13		13
				10		10
				219		219
				3		3
				0	(4)	(4)
22		3	20	0		0
				14	8	21
214	758	(57)	(488)	1,850	3	1,854
				1,566	2	1,567
214	758	(57)	(488)	214		214
				(107)		(107)
				178		178
				0	2	2
5,000	5,224	(115)	(108)	53,662	65	53,727

3,930	3,924	(103)	109	52,928	176	53,103
				(11)		(11)
3,930	3,924	(103)	109	52,917	176	53,092
				0		0
				(466)		(466)
				30		30
				16		16
				28		28
				167		167
				5		5
				0	(4)	(4)
				(60)		(60)
(4)			(4)	0		0
				(6)	0	(7)
393	(128)	62	459	1,037	2	1,039
				1,141	(2)	1,139
393	(128)	62	459	393		393
				(179)		(179)
				(318)		(318)
				0	4	4
4,320	3,796	(40)	564	53,667	173	53,840

UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
USD million	31.3.19	31.3.18

Cash flow from / (used in) operating activities
Net profit / (loss)	1,139	1,567
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	427	288
Amortization and impairment of intangible assets	16	16
Credit loss expense / (recovery)	20	26
Share of net profits of associates / joint ventures and impairment of associates	(15)	(16)
Deferred tax expense / (benefit)	237	318
Net loss / (gain) from investing activities	(73)	157
Net loss / (gain) from financing activities	4,273	(3,911)
Other net adjustments	173	(565)
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks	(1,696)	1,785
Securities financing transactions	(9,997)	5,254
Cash collateral on derivative instruments	(133)	(1,866)
Loans and advances to customers	(855)	(7,142)
Customer deposits	9,793	(3,757)
Financial assets and liabilities at fair value held for trading and derivative financial instruments	1,652	15,540
Brokerage receivables and payables	1,473	4,015
Financial assets at fair value not held for trading, other financial assets and liabilities	(1,031)	(6,580)
Provisions, other non-financial assets and liabilities	(1,188)	(1,682)
Income taxes paid, net of refunds	(219)	(148)
Net cash flow from / (used in) operating activities	3,995	3,300

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(1)	(6)
Disposal of subsidiaries, associates and intangible assets[1]	27	30
Purchase of property, equipment and software	(367)	(384)
Disposal of property, equipment and software	2	28
Purchase of financial assets measured at fair value through other comprehensive income	(1,033)	(450)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	610	253
Net (purchase) / redemption of debt securities measured at amortized cost	629	(1,124)
Net cash flow from / (used in) investing activities	(132)	(1,652)

Table continues on the next page.

Statement of cash flows (continued)

Table continued from previous page.
	Year-to-date
USD million	31.3.19	31.3.18

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(6,858)	(4,650)
Net movements in treasury shares and own equity derivative activity	(399)	(337)
Issuance of long-term debt, including debt issued designated at fair value	17,641	20,394
Repayment of long-term debt, including debt issued designated at fair value	(10,263)	(10,541)
Net changes in non-controlling interests and preferred notes	(4)	17
Net cash flow from / (used in) financing activities	116	4,884

Total cash flow
Cash and cash equivalents at the beginning of the period	126,079	104,834
Net cash flow from / (used in) operating, investing and financing activities	3,979	6,531
Effects of exchange rate differences on cash and cash equivalents	(1,289)	2,110
Cash and cash equivalents at the end of the period[2]	128,769	113,476
of which: cash and balances at central banks	110,514	97,260
of which: loans and advances to banks	15,971	12,831
of which: money market paper[3]	2,285	3,385

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	1,334	1,693
Interest paid in cash	2,343	1,419
Dividends on equity investments, investment funds and associates received in cash[4]	1,238	571

1 Includes dividends received from associates.    2 USD 4,678 million and USD 3,596 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 31 March 2019 and 31 March 2018, respectively. Refer to “Note 26 Restricted and transferred financial assets” in the “Consolidated financial statements” section in the Annual Report 2018 for more information.    3 Money market paper is included in the balance sheet under Financial assets at fair value held for trading, Financial assets measured at fair value through other comprehensive income, Financial assets at fair value not held for trading and Other financial assets measured at amortized cost.    4 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Notes to the UBS Group AG interim
consolidated financial statements (unaudited)

Note 1 Basis of accounting

Basis of preparation

The consolidated financial statements (the financial statements) of UBS Group AG and its subsidiaries (together “UBS” or “the Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are presented in US dollars (USD), which is also the functional currency of UBS Group AG, UBS AG’s Head Office, UBS AG’s London Branch and UBS’s US-based operations. These interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim financial statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual financial statements for the period ended 31 December 2018, except for the changes described in this note. These interim financial statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated financial statements included in the Annual Report 2018. In the opinion of management, all necessary adjustments were made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2018.

Adoption of IFRS 16, Leases

Application and transition effect

Effective from 1 January 2019, UBS adopted IFRS 16, Leases, which replaced IAS 17, Leases, and sets out the principles for the recognition, measurement, presentation and disclosure of leases.

IFRS 16 introduces a single lessee accounting model and fundamentally changes how UBS accounts for operating leases when acting as a lessee, with a requirement to record a right-of-use asset and lease liability on the balance sheet. UBS is a lessee in a number of leases, primarily of real estate, including offices, retail branches and sales offices, with a smaller number of IT hardware leases. As permitted by the transitional provisions of IFRS 16, UBS elected to apply the modified retrospective approach and has not restated comparative figures. Overall, adoption of IFRS 16 resulted in a USD 3.5 billion increase in both total assets and total liabilities in UBS’s consolidated financial statements. There was no effect on equity.

→   Refer to the table below for more information

UBS applied the following practical expedients that are permitted on transition to IFRS 16 where UBS is the lessee in a lease previously classified as an operating lease:

–   to not reassess whether or not a contract contained a lease;

–   to rely on previous assessments of whether such contracts were considered onerous;

–   to rely on previous sale-and-leaseback assessments;

–   adjust lease terms with the benefit of hindsight with respect to whether extension or termination options are reasonably certain of being exercised;

–   to discount lease liabilities using the Group’s incremental borrowing rate in each currency as at 1 January 2019;

–   to initially measure the right-of-use asset at an amount equal to the lease liability for leases previously classified as operating leases, adjusted for existing lease balances such as rent prepayments, rent accruals, lease incentives and onerous lease provisions, but excluding initial direct costs; and

–   to not apply IFRS 16 to leases whose remaining term will end within 12 months from the transition date.

Note 1 Basis of accounting (continued)

The measurement of leases previously classified as finance leases, where UBS acts as lessee, has not changed on transition to IFRS 16. Similarly UBS has made no adjustments where UBS acts as lessor, in either a finance or operating lease, of physical assets it owns. Where UBS acts as an intermediate lessor, i.e., enters into a head lease and subleases the asset to a third party, the sublease has been classified as either a finance or operating lease based primarily on whether the sublease term consumes the majority of the remaining useful life of the right-of-use asset arising from the head lease as at the transition date.

The following table reconciles the obligations in respect of operating leases as at 31 December 2018 to the opening lease liabilities recognized on 1 January 2019:

Reconciliation between operating lease commitments disclosed under IAS 17 and lease liabilities recognized under IFRS 16
USD million
Total undiscounted operating lease commitments as of 31 December 2018	4,688
Leases with a remaining term of less than one year as of 1 January 2019	(18)
Excluded service components	(296)
Reassessment of lease term for extension or termination options	403
Total undiscounted lease payments	4,777
Discounted at a weighted average incremental borrowing rate of 3.07%	(744)
IFRS 16 transition adjustment	4,033
Finance lease liabilities as of 31 December 2018	24
Carrying amount of total lease liabilities as of 1 January 2019	4,057

The following table provides details on the determination of right-of-use assets on transition:

Determination of right-of-use assets on transition
USD million	Carrying amount
Other financial assets measured at amortized cost (finance lease assets recognized under IAS 17 as of 31 December 2018)	24
IFRS 16 transition adjustment	4,033
Other non-financial assets (prepaid rent)	19
Other non-financial liabilities (lease incentives)	(204)
Other financial liabilities at amortized cost (rent accruals)	(185)
Provisions (onerous lease provisions)	(132)
Other financial assets at amortized cost (finance lease receivables from subleases as intermediate lessor)	(176)
Property, equipment and software (total right-of-use assets as of 1 January 2019)[1]	3,378

1 Upon adoption of IFRS 16 on 1 January 2019, total liabilities for the Group increased by USD 3,512 million, representing USD 4,033 million in newly recognized lease liabilities, less USD 521 million liabilities from lease incentives, rent accruals and onerous lease provisions which were reclassified and presented as part of the right-of-use assets carrying amount.  Total assets for the Group increased by USD 3,512 million, representing USD 3,336 million in right-of-use assets and USD 176 million in additional finance lease receivables from subleases.

Lease liabilities are presented within Other financial liabilities measured at amortized cost and right-of-use assets within Property, equipment and software. Finance lease receivables are included within Other financial assets measured at amortized cost. Due to the practical expedients taken on transition, there was no effect on equity.

During the first quarter of 2019, the weighted average lease term was approximately 9 years and the depreciation charge for right-of-use assets presented within Depreciation and impairment of property, equipment and software was USD 118 million. The interest charge on lease liabilities presented within Interest expense from financial instruments measured at amortized cost was USD 32 million and other rental expenses (including non-lease components paid to landlords) presented within General and administrative expenses were USD 16 million during the first quarter of 2019. This compares with a total rental expense presented in General and administrative expenses of USD 152 million and USD 141 million for the quarters ended 31 March 2018 and 31 December 2018, respectively.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

Update to significant accounting policy – Leasing (disclosed in Note 1a item 15 Leasing in the financial statements 2018)

UBS predominantly enters into lease contracts, or contracts that include lease components, as a lessee of real estate, including offices, retail branches and sales offices, with a small number of IT hardware leases. UBS identifies non-lease components of a contract and accounts for them separately from lease components.

When UBS is lessee in a lease arrangement, UBS recognizes a lease liability and corresponding right-of-use (RoU) asset at the commencement of the lease term when UBS acquires control of the physical use of the asset. Lease liabilities are presented within Other financial liabilities measured at amortized cost and RoU assets within Property, equipment and software. The lease liability is measured based on the present value of the lease payments over the lease term, discounted using UBS’s unsecured borrowing rate given the rate implicit in a lease is generally not observable to the lessee. Interest expense on the lease liability is presented within Interest expense from financial instruments measured at amortized cost. The RoU asset is recorded at an amount equal to the lease liability but is adjusted for rent prepayments, initial direct costs, any costs to refurbish the leased asset or lease incentives received. The RoU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset, with the depreciation presented within Depreciation and impairment of property, equipment and software.

Lease payments generally include fixed payments and variable payments that depend on an index (such as an inflation index). When the lease contains an extension or termination option that the Group considers reasonably certain to be exercised, the expected rental payments or costs of termination are included within the lease payments used to generate the lease liability. UBS does not typically enter into leases with purchase options or residual value guarantees.

Where UBS acts as lessor or sublessor under a finance lease, a receivable is recognized in Other financial assets measured at amortized cost at an amount equal to the present value of the aggregate of the lease payments plus any unguaranteed residual value that UBS expects to recover at the end of the lease term. Initial direct costs are also included in the initial measurement of the lease receivable. Lease payments received during the lease term are allocated as repayments of the outstanding receivable. Interest income reflects a constant periodic rate of return on UBS’s net investment using the interest rate implicit in the lease (or, for subleases, the rate for the head lease). UBS reviews the estimated unguaranteed residual value annually, and if the estimated residual value to be realized is less than the amount assumed at lease inception, a loss is recognized for the expected shortfall. Where UBS acts as a lessor or sublessor in an operating lease of owned real estate, UBS recognizes the operating lease income on a straight-line basis over the lease term.

Lease receivables are subject to impairment requirements as set out in point g. in “Note 1a item 3 Financial instruments.” Expected credit losses (ECL) on lease receivables are determined following the general impairment model within IFRS 9, Financial Instruments, without utilizing the simplified approach of always measuring impairment at the amount of lifetime ECL.

Other changes to accounting policies

Changes in Corporate Center cost allocations and equity attribution to business divisions

In order to further align Group and divisional performance, UBS adjusted the methodology for the allocation of Corporate Center – Group Asset and Liability Management (Group ALM) and Corporate Center – Services funding costs and expenses to the business divisions. At the same time, UBS updated its funds transfer pricing framework to better reflect the sources and usage of funding. All of these changes are effective as of 1 January 2019 and prior-period segment information has been restated. Together, these changes have decreased the business divisions’ operating results and thereby increased their adjusted cost / income ratios by 1–2 percentage points, with an offsetting effect of USD 0.7 billion in Corporate Center’s operating profit / (loss) before tax.

Corporate Center has retained funding costs for deferred tax assets, costs relating to UBS’s legal entity transformation program and other costs not attributable to, or representative of the performance of, the business divisions.

Alongside the update to allocations and UBS’s funds transfer pricing framework, the Group has increased the allocation of balance sheet resources from Corporate Center to the business divisions, resulting in USD 223 billion of assets allocated from Corporate Center to the business divisions in restated 2018 numbers, predominantly from high-quality liquid assets and certain other assets centrally managed on behalf of the business divisions. Upon adoption of IFRS 16, Leases,  as of 1 January 2019, UBS additionally allocated approximately USD 3.5 billion of newly recognized right-of-use assets and finance lease receivables to the business divisions.

→   Refer to “Note 2 Segment reporting” for more information

Note 1 Basis of accounting (continued)

Changes to Corporate Center segment reporting

As announced in the Annual Report 2018, there has been a substantial reduction in the size and resource consumption of the Non-core and Legacy Portfolio. In addition, following the aforementioned changes to UBS’s methodology for allocating funding costs and expenses from Corporate Center – Services and Corporate Center – Group Asset and Liability Management (Group ALM) to the business divisions, the operating loss retained in Corporate Center – Services and Corporate Center – Group ALM has been significantly reduced. As a consequence and in compliance with IFRS 8, Operating Segments, beginning with the first quarter 2019 report, UBS provides results for total Corporate Center only and does not separately report Corporate Center – Services, Group ALM and Non-core and Legacy Portfolio. Furthermore, UBS has operationally combined Group Treasury with Group ALM and calls this combined unit Group Treasury. Prior-period information has been restated.

→   Refer to “Note 2 Segment reporting” for more information

Presentation of dividend income and expense from financial instruments measured at fair value through profit or loss

Effective from the first quarter of 2019, UBS refined the presentation of dividend income and expense. This resulted in a reclassification of dividends from Interest income (expense) from financial instruments measured at fair value through profit or loss into Other  net income from financial instruments measured at fair value through profit or loss (prior to 1 January 2019: Other net income from fair value changes on financial instruments). The change aligns the presentation of dividends with related fair value changes from the equity instruments and economic hedges removing volatility that has historically arisen within both Net interest income and Other net income from fair value changes on financial instruments. There is no effect on Total operating income or Net profit / (loss). Prior periods have been restated for this presentational change and the effect on the respective reporting lines is outlined in the table below.

Changes to the presentation of dividend income and expense from financial instruments measured at fair value through profit or loss
	For the quarter ended				Year-to-date
USD million	31.3.18	30.6.18	30.9.18	31.12.18	31.12.18
Interest income from financial instruments measured at fair value through profit or loss	(572)	(636)	(699)	(401)	(2,308)
Interest expense from financial instruments measured at fair value through profit or loss	160	846	175	151	1,331
Net interest income	(412)	210	(524)	(250)	(976)
Other net income from financial instruments measured at fair value through profit or loss	412	(210)	524	250	976

IFRIC 23, Uncertainty over Income Tax Treatments

Effective 1 January 2019, UBS adopted IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (IFRIC 23), which addresses how uncertain tax positions should be accounted for under IFRS. IFRIC 23 requires that, where acceptance of the tax treatment by the relevant tax authority is considered probable, it should be assumed as an accounting recognition matter that treatment of the item will ultimately be accepted. Therefore, no tax provision would be required in such cases. However, if acceptance of the tax treatment is not considered probable, the entity is required to reflect that uncertainty using an expected value (i.e., a probability-weighted approach) or the single most likely amount.

Upon adoption of IFRIC 23, on 1 January 2019 UBS recognized a net tax expense of USD 11 million in retained earnings.

Amendments to IAS 19, Employee Benefits

Effective 1 January 2019, UBS adopted amendments to IAS 19, Employee Benefits, which address the accounting when a plan amendment, curtailment or settlement occurs during the reporting period. The amendments require entities to use the updated actuarial assumption to determine current service cost and net interest for the remainder of the annual reporting period after such an event. The amendments also clarify how the requirements for accounting for a plan amendment, curtailment or settlement affect the asset ceiling requirements. The amendments are effective prospectively for plan amendments, curtailments or settlements that occur on or after 1 January 2019. Adoption on 1 January 2019 had no effect on the Group’s financial statements.

Annual Improvements to IFRS Standards 2015–2017 Cycle

Effective 1 January 2019, UBS adopted Annual Improvements to IFRS Standards 2015–2017 Cycle, which resulted in amendments to IFRS 3, Business Combinations, IFRS 11, Joint Arrangements, IAS 12, Income Taxes, and IAS 23, Borrowing Costs. Adoption of these amendments on 1 January 2019 had no material effect on the Group’s financial statements.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 2   Segment reporting

Overview and changes in Corporate Center segment reporting

UBS‘s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank, all of which are supported by Corporate Center. The four business divisions qualify as reportable segments for the purpose of segment reporting and, together with Corporate Center, reflect the management structure of the Group.

→   Refer to “Note 1a Significant accounting policies item 2” and “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2018 for more information on the Group’s reporting segments

As outlined in Note 1, beginning with the first quarter 2019 report, UBS provides results for total Corporate Center only and does not separately report Corporate Center – Services, Group Asset and Liability Management and Non-core and Legacy Portfolio.

→   Refer to Note 1 for more information

Changes in Corporate Center cost and resource allocation to business divisions

In order to further align Group and divisional performance, UBS has adjusted its methodology for the allocation of Corporate Center funding costs and expenses to the business divisions. At the same time, it has updated its funds transfer pricing framework to better reflect the sources and usage of funding. Prior-period information for the first quarter of 2018 has been restated, resulting in a decrease in Operating profit / (loss) before tax for Global Wealth Management of USD 97 million, for Personal & Corporate Banking of USD 37 million, for Asset Management of USD 8 million and for the Investment Bank of USD 51 million, with a corresponding increase in Corporate Center of USD 193 million.

Additionally, UBS has increased the allocation of balance sheet resources from Corporate Center to the business divisions. Prior-period information for the fourth quarter of 2018 has been restated, resulting in an increase of Total assets in Global Wealth Management of USD 114 billion, in Personal & Corporate Banking of USD 62 billion, in Asset Management of USD 4 billion and in the Investment Bank of USD 44 billion, with a corresponding decrease of assets in Corporate Center of USD 223 million.

These changes had no effect on the reported results or financial position of the Group.

→   Refer to Note 1 for more information

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	UBS

For the quarter ended 31 March 2019[1]
Net interest income	1,009	493	(7)	(188)	(184)	1,123
Non-interest income	2,994	462	453	1,976	231	6,115
Income	4,003	955	446	1,788	47	7,239
Credit loss (expense) / recovery	1	2	0	(22)	0	(20)
Total operating income	4,003	957	446	1,765	47	7,218
Personnel expenses	1,900	219	178	705	1,040	4,043
General and administrative expenses	249	52	48	141	697	1,187
Services (to) / from CC and other BDs	975	296	117	708	(2,095)	0
of which: services from Corporate Center	938	320	128	722	(2,108)	0
Depreciation and impairment of property, equipment and software	1	3	0	2	420	427
Amortization and impairment of intangible assets	14	0	0	2	0	16
Total operating expenses	3,140	570	343	1,558	62	5,672
Operating profit / (loss) before tax	863	387	103	207	(15)	1,546
Tax expense / (benefit)						407
Net profit / (loss)						1,139

As of 31 March 2019
Total assets	322,330	198,967	31,033	295,257	108,993	956,579

Note 2   Segment reporting (continued)

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	UBS

For the quarter ended 31 March 2018[1]
Net interest income[2]	1,021	516	(7)	10	(106)	1,435
Non-interest income[2]	3,384	478	472	2,420	5	6,760
Income	4,405	994	466	2,430	(101)	8,194
Credit loss (expense) / recovery	3	(14)	0	(16)	0	(26)
Total operating income	4,409	981	466	2,415	(101)	8,168
Personnel expenses	1,973	188	177	952	965	4,254
General and administrative expenses	304	62	52	152	940	1,510
Services (to) / from CC and other BDs	1,015	320	131	730	(2,195)	0
of which: services from Corporate Center	981	351	143	738	(2,213)	0
Depreciation and impairment of property, equipment and software	1	3	0	2	281	288
Amortization and impairment of intangible assets	13	0	0	3	0	16
Total operating expenses	3,306	573	360	1,838	(9)	6,069
Operating profit / (loss) before tax	1,102	408	105	576	(92)	2,100
Tax expense / (benefit)						533
Net profit / (loss)						1,567

As of 31 December 2018
Total assets	313,737	200,703	28,140	302,253	113,656	958,489

1 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to further discussion in this note and in Note 1.    2 Effective from the first quarter of 2019, UBS refined the presentation of dividend income and expense, reclassifying dividends from financial instruments measured at fair value through profit or loss from Net interest income to Non-interest income. Prior-period information was restated accordingly, with virtually all of the effect on the Group arising from the Investment Bank. Refer to Note 1 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 3  Net interest income1

	For the quarter ended
USD million	31.3.19	31.12.18	31.3.18
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits[2]	2,024	2,047	1,867
Interest income from securities financing transactions[3]	498	468	305
Interest income from other financial instruments measured at amortized cost	96	90	31
Interest income from debt instruments measured at fair value through other comprehensive income	26	30	38
Interest income from derivative instruments designated as cash flow hedges	26	49	145
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,669	2,683	2,386
Interest expense on loans and deposits[4]	666	626	377
Interest expense on securities financing transactions[5]	288	282	253
Interest expense on debt issued	899	873	757
Interest expense on lease liabilities[6]	32
Total interest expense from financial instruments measured at amortized cost	1,885	1,781	1,388
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	785	902	998
Net interest income from financial instruments measured at fair value through profit or loss
Net interest income from financial instruments at fair value held for trading	434	358	279
Net interest income from brokerage balances	77	104	179
Interest income from financial instruments at fair value not held for trading	522	540	351
Other interest income	46	49	73
Interest expense on financial instruments designated at fair value	(740)	(727)	(444)
Total net interest income from financial instruments measured at fair value through profit or loss	339	324	437
Total net interest income	1,123	1,226	1,435

1 Effective from the first quarter of 2019, UBS refined the presentation of dividend income and expense, reclassifying dividends from Interest income (expense) from financial instruments measured at fair value through profit or loss into Other net income from financial instruments measured at fair value through profit or loss. Prior-period information was restated accordingly. Refer to Note 1 for more information.    2 Consists of interest income from cash and balances at central banks, loans and advances to banks, and negative interest on amounts due to banks and customer deposits.    3 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    4 Consists of interest expense on amounts due to banks and customer deposits, and negative interest on cash and balances at central banks, loans and advances to banks.    5 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.    6 Relates to lease liabilities recognized upon adoption of IFRS 16 on 1 January 2019. Refer to Note 1 for more information.

Note 4  Net fee and commission income

	For the quarter ended
USD million	31.3.19	31.12.18	31.3.18
Underwriting fees	155	177	239
of which: equity underwriting fees	48	118	127
of which: debt underwriting fees	107	59	112
M&A and corporate finance fees	117	122	206
Brokerage fees	828	822	1,026
Investment fund fees	1,177	1,228	1,279
Portfolio management and related services	1,804	1,937	1,949
Other	459	414	480
Total fee and commission income[1]	4,541	4,700	5,178
of which: recurring	2,998	3,219	3,257
of which: transaction-based	1,516	1,448	1,903
of which: performance-based	27	33	18
Brokerage fees paid	79	88	90
Other	329	352	344
Total fee and commission expense	409	439	433
Net fee and commission income	4,132	4,261	4,744
of which: net brokerage fees	748	735	937

1 Reflects third-party fee and commission income for the first quarter of 2019 of USD 2,817 million for Global Wealth Management (fourth quarter of 2018: USD 2,897 million; first quarter of 2018: USD 3,204 million), USD 324 million for Personal & Corporate Banking (fourth quarter of 2018: USD 321 million; first quarter of 2018: USD 342 million), USD 619 million for Asset Management (fourth quarter of 2018: USD 657 million; first quarter of 2018: USD 646 million), USD 758 million for the Investment Bank (fourth quarter of 2018: USD 802 million; first quarter of 2018: USD 953 million) and USD 22 million for Corporate Center (fourth quarter of 2018: USD 24 million; first quarter of 2018: USD 33 million).

Note 5  Other income

	For the quarter ended
USD million	31.3.19	31.12.18	31.3.18
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries[1]	1	(310)	0
Net gains / (losses) from disposals of investments in associates	4	46	0
Share of net profits of associates and joint ventures	15	481	16
Total	19	217	16
Financial assets measured at fair value through other comprehensive income
Dividend income	1	0	0
Net gains / (losses) from disposals	1	0	0
Total	2	1	1
Income from properties[2]	7	6	6
Net gains / (losses) from disposals of properties held for sale	0	9	0
Other	21	9	20
Total other income	49	241	42
1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed foreign subsidiaries and branches. 2 Includes rent received from third parties.

Note 6  Personnel expenses

	For the quarter ended
USD million	31.3.19	31.12.18	31.3.18
Salaries and variable compensation	2,420	2,184	2,742
Financial advisor variable compensation[1]	960	999	1,032
Contractors	96	119	123
Social security	213	163	243
Pension and other post-employment benefit plans	224	172	(35)[2]
Other personnel expenses	128	203	150
Total personnel expenses	4,043	3,839	4,254

1 Financial advisor variable compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Changes to the Pension Fund of UBS in Switzerland in the first quarter of 2018 resulted in a reduction in the pension obligation recognized by UBS. As a consequence, a pre-tax gain of USD 241 million was recognized in the income statement in the first quarter of 2018, with no overall effect on total equity. Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of the first quarter 2018 report for more information.

Note 7  General and administrative expenses

	For the quarter ended
USD million	31.3.19	31.12.18	31.3.18
Occupancy	97	228	233
Rent and maintenance of IT and other equipment	185	187	159
Communication and market data services	156	163	161
Administration	123	256	144
of which: UK and German bank levy	15	87	0
Marketing and public relations	65	114	85
Travel and entertainment	90	113	98
Professional fees	176	294	245
Outsourcing of IT and other services	271	368	361
Litigation, regulatory and similar matters[1]	(8)	533	(11)
Other	32	37	36
Total general and administrative expenses	1,187	2,293	1,510

1 Reflects the net increase / (release) in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 16 for more information. Also includes recoveries from third parties (first quarter of 2019: USD 7 million; fourth quarter of 2018: USD 1 million; first quarter of 2018: USD 17 million).

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8   Income taxes

The Group recognized income tax expenses of USD 407 million for the first quarter of 2019, compared with USD 533 million for the first quarter of 2018.

Current tax expenses were USD 170 million, compared with USD 215 million, and related to taxable profits of UBS Switzerland AG and other entities.

Deferred tax expenses were USD 237 million, compared with USD 318 million. These include expenses of USD 218 million relating to profits for the current quarter, which primarily reflect the amortization of deferred tax assets (DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter, including the amortization of US tax loss DTAs at the level of UBS Americas Inc. In addition, deferred tax expenses in the first quarter of 2019 included a net expense of USD 19 million, mainly relating to a decrease in temporary difference DTAs of USD 29 million, as the expected value of future tax deductions for deferred compensation awards decreased. This deferred tax expense was partially offset by a tax loss DTA increase of USD 10 million for locations affected by our UK business transfer activity during the quarter.

Note 9  Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended
	31.3.19	31.12.18	31.3.18

Basic earnings (USD million)
Net profit / (loss) attributable to shareholders	1,141	315	1,566

Diluted earnings (USD million)
Net profit / (loss) attributable to shareholders	1,141	315	1,566
Less: (profit) / loss on own equity derivative contracts	0	0	(1)
Net profit / (loss) attributable to shareholders for diluted EPS	1,141	315	1,565

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,694,398,974	3,712,860,295	3,728,701,542
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	106,745,967	107,685,855	128,521,488
Weighted average shares outstanding for diluted EPS	3,801,144,941	3,820,546,150	3,857,223,030

Earnings per share (USD)
Basic	0.31	0.08	0.42
Diluted	0.30	0.08	0.41

Shares outstanding
Shares issued	3,858,959,179	3,855,634,749	3,854,297,125
Treasury shares	145,878,663	166,467,802	93,077,090
Shares outstanding	3,713,080,516	3,689,166,947	3,761,220,035

1 The weighted average shares outstanding for basic EPS are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.

The table below outlines the potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

Number of shares	31.3.19	31.12.18	31.3.18

Potentially dilutive instruments
Employee share-based compensation awards	3,516,195	3,605,198	7,283,110
Other equity derivative contracts	22,528,782	15,501,021	7,757,622
Total	26,044,977	19,106,219	15,040,732

Note 10  Expected credit loss measurement

a) Expected credit losses in the period

Total net credit loss expenses were USD 20 million in the first quarter of 2019, reflecting expenses of USD 5 million in expected credit losses (ECL) from stage 1 and 2 positions and losses of USD 15 million from credit-impaired (stage 3) positions.

A USD 5 million increase in stage 1 and 2 ECL during the period was primarily the result of updates to macroeconomic and market data in the Investment Bank portfolio, partly offset by recoveries in Global Wealth Management and Personal & Corporate Banking, reflecting improvements in collateral and credit scores.

Stage 3 losses of USD 15 million were recognized, predominantly in the Investment Bank, as well as across a number of defaulted positions in Global Wealth Management and Personal & Corporate Banking.

There have not been any material changes to the models used to calculate ECL and to determine stage allocation in the quarter.

UBS uses four different economic scenarios in the ECL calculation: an upside, a baseline, a mild downside and a severe downside scenario. The scenario narratives and weights were reviewed and remain unchanged from those applied as of 31 December 2018. Macroeconomic data and market data was updated across all scenarios, as well as the baseline scenario shocks, as of 31 March 2019.

→   Refer to “Note 1a Significant accounting policies item g” and “Note 23 Expected credit loss measurement” in the “Consolidated financial statements” section of the Annual Report 2018 for more information

b) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The tables on the following pages provide information on financial instruments and certain non-financial instruments that are subject to ECL. For amortized cost instruments, the net carrying value represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized cost instruments, the allowance does not reduce the carrying value of these financial assets. The carrying value of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to on-balance sheet financial assets, certain off-balance sheet and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on notional amounts.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Expected credit loss measurement (continued)

USD million	31.3.19
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	110,618	110,618	0	0	0	0	0	0
Loans and advances to banks	17,013	16,963	50	0	(5)	(2)	0	(3)
Receivables from securities financing transactions	100,222	100,222	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	25,164	25,164	0	0	0	0	0	0
Loans and advances to customers	318,623	297,539	19,465	1,619	(760)	(74)	(142)	(545)
of which: Private clients with mortgages	126,412	116,432	9,217	763	(129)	(16)	(77)	(36)
of which: Real estate financing	36,670	28,945	7,687	39	(61)	(5)	(38)	(18)
of which: Large corporate clients	12,070	11,525	468	77	(109)	(12)	(5)	(91)
of which: SME clients	9,775	8,163	996	616	(262)	(14)	(8)	(240)
of which: Lombard	110,142	110,117	0	24	(20)	(3)	0	(17)
of which: Credit cards	1,446	1,136	294	16	(31)	(7)	(13)	(11)
of which: Commodity trade finance	2,867	2,427	422	19	(81)	(4)	0	(76)
Other financial assets measured at amortized cost	22,433	21,650	292	491	(150)	(40)	(6)	(104)
of which: Loans to financial advisors	3,158	2,942	107	109	(108)	(31)	(3)	(74)
Total financial assets measured at amortized cost	594,074	572,157	19,807	2,110	(917)	(118)	(148)	(651)
Financial assets measured at fair value through other comprehensive income	7,168	7,168	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	601,242	579,325	19,807	2,110	(917)	(118)	(148)	(651)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,434	16,713	506	215	(48)	(6)	(2)	(40)
of which: Large corporate clients	3,505	3,247	118	140	(7)	(1)	(1)	(5)
of which: SME clients	1,205	948	188	69	(30)	0	0	(29)
of which: Financial intermediaries and hedge funds	6,995	6,959	36	0	(3)	(3)	0	0
of which: Lombard	666	666	0	0	0	0	0	0
of which: Commodity trade finance	1,936	1,774	156	6	(1)	(1)	0	0
Irrevocable loan commitments	27,919	27,321	583	15	(44)	(36)	(8)	0
of which: Large corporate clients	19,051	18,660	389	1	(38)	(32)	(7)	0
Forward starting reverse repurchase and securities borrowing agreements	2,058	2,058	0	0	0	0	0	0
Committed unconditionally revocable credit lines	33,379	31,895	1,392	92	(39)	(19)	(20)	0
of which: Real estate financing	2,636	2,239	397	0	(19)	(3)	(17)	0
of which: Large corporate clients	4,124	4,055	52	16	(1)	(1)	0	0
of which: SME clients	4,331	4,006	264	62	(7)	(6)	(1)	0
of which: Lombard	4,537	4,537	0	0	0	0	0	0
of which: Credit cards	7,587	7,281	306	0	(6)	(4)	(2)	0
of which: Commodity trade finance	4,154	3,823	321	10	(2)	(2)	0	0
Irrevocable committed prolongation of existing loans	3,450	3,393	52	5	(4)	(2)	(2)	0
Total off-balance sheet financial instruments and other credit lines	84,241	81,381	2,533	328	(134)	(64)	(31)	(40)
Total allowances and provisions					(1,052)	(182)	(179)	(691)
1 The carrying value of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 10   Expected credit loss measurement (continued)

USD million	31.12.18
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	108,370	108,370	0	0	0	0	0	0
Loans and advances to banks	16,868	16,666	202	0	(7)	(4)	(1)	(3)
Receivables from securities financing transactions	95,349	95,349	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,602	23,602	0	0	0	0	0	0
Loans and advances to customers	320,352	298,248	20,357	1,748	(772)	(69)	(155)	(549)
of which: Private clients with mortgages	126,335	115,679	9,859	796	(138)	(16)	(83)	(39)
of which: Real estate financing	36,474	28,578	7,858	38	(59)	(3)	(40)	(16)
of which: Large corporate clients	11,390	10,845	457	88	(95)	(9)	(4)	(82)
of which: SME clients	9,924	8,029	1,263	632	(281)	(13)	(12)	(256)
of which: Lombard	111,722	111,707	0	14	(21)	(4)	0	(17)
of which: Credit cards	1,529	1,216	297	16	(30)	(6)	(13)	(11)
of which: Commodity trade finance	3,260	2,798	445	16	(86)	(5)	(3)	(78)
Other financial assets measured at amortized cost	22,563	21,862	223	478	(155)	(43)	(4)	(109)
of which: Loans to financial advisors	3,291	3,104	62	125	(113)	(34)	(2)	(77)
Total financial assets measured at amortized cost	587,104	564,096	20,782	2,226	(937)	(117)	(159)	(660)
Financial assets measured at fair value through other comprehensive income	6,667	6,667	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	593,770	570,763	20,782	2,226	(937)	(117)	(159)	(660)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,146	17,321	611	215	(43)	(7)	(2)	(34)
of which: Large corporate clients	3,862	3,599	136	127	(8)	(1)	(1)	(6)
of which: SME clients	1,298	1,057	164	77	(26)	0	0	(25)
of which: Financial intermediaries and hedge funds	7,193	7,125	67	0	(4)	(3)	0	0
of which: Lombard	834	834	0	0	0	0	0	0
of which: Commodity trade finance	2,097	1,851	236	11	(1)	(1)	0	0
Irrevocable loan commitments	31,212	30,590	568	53	(37)	(32)	(5)	0
of which: Large corporate clients	22,019	21,492	519	7	(31)	(26)	(4)	0
Forward starting reverse repurchase and securities borrowing agreements	937	937	0	0	0	0	0	0
Committed unconditionally revocable credit lines	36,634	35,121	1,420	93	(36)	(19)	(16)	0
of which: Real estate financing	2,562	2,150	401	11	(17)	(4)	(12)	0
of which: Large corporate clients	4,260	4,152	91	17	(2)	(1)	0	0
of which: SME clients	4,505	4,163	285	57	(7)	(6)	(1)	0
of which: Lombard	7,402	7,402	0	0	0	(1)	0	0
of which: Credit cards	7,343	7,035	309	0	(6)	(4)	(2)	0
of which: Commodity trade finance	3,467	3,209	254	4	(2)	(2)	0	0
Irrevocable committed prolongation of existing loans	3,339	2,861	456	22	(1)	(1)	0	0
Total off-balance sheet financial instruments and other credit lines	90,268	86,830	3,055	383	(116)	(59)	(23)	(34)
Total allowances and provisions					(1,054)	(176)	(183)	(695)
1 The carrying value of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2018, which provides more information on valuation principles, valuation governance, fair value hierarchy classification, valuation adjustments, valuation techniques and inputs, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.3.19				31.12.18
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	94,777	12,490	2,319	109,586	88,452	13,956	1,962	104,370
of which:
Government bills / bonds	11,866	1,671	0	13,537	9,554	1,607	0	11,161
Corporate and municipal bonds	483	6,130	417	7,030	558	5,559	651	6,768
Loans	0	1,701	1,451	3,152	0	2,886	680	3,566
Investment fund units	7,308	1,445	247	9,000	6,074	3,200	442	9,716
Asset-backed securities	1	313	138	451	0	248	144	392
Equity instruments	75,119	1,231	54	76,404	72,266	455	46	72,768

Derivative financial instruments	715	109,052	1,394	111,160	753	124,033	1,424	126,210
of which:
Interest rate contracts	0	39,708	431	40,139	0	36,658	418	37,076
Credit derivative contracts	0	1,617	529	2,146	0	1,444	476	1,920
Foreign exchange contracts	346	43,915	22	44,283	311	53,148	30	53,489
Equity / index contracts	7	22,523	406	22,937	3	30,905	496	31,404
Commodity contracts	0	1,185	0	1,185	0	1,768	2	1,769

Brokerage receivables	0	16,275	0	16,275	0	16,840	0	16,840

Financial assets at fair value not held for trading	36,799	40,733	3,735	81,267	35,458	42,819	4,413	82,690
of which:
Government bills / bonds	16,729	4,270	0	20,998	17,687	4,806	0	22,493
Corporate and municipal bonds	779	15,534	0	16,313	781	16,455	0	17,236
Financial assets for unit-linked investment contracts	19,049	4,914	0	23,963	16,694	4,751	0	21,446
Loans	0	8,547	1,084	9,631	0	6,380	1,752	8,132
Securities financing transactions	0	6,927	25	6,952	0	9,899	39	9,937
Auction rate securities	0	0	1,636	1,636	0	0	1,664	1,664
Investment fund units	168	447	113	728	173	428	109	710
Equity instruments	75	60	542	677	123	62	517	702
Other	0	35	335	370	0	38	331	369

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	2,219	4,949	0	7,168	2,319	4,347	0	6,667
of which:
Government bills / bonds	2,173	13	0	2,186	2,171	69	0	2,239
Corporate and municipal bonds	47	456	0	503	149	348	0	497
Asset-backed securities	0	4,480	0	4,480	0	3,931	0	3,931

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	3,816	0	0	3,816	4,298	0	0	4,298

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[2]	0	57	1	58	0	82	0	82
Total assets measured at fair value	138,326	183,555	7,448	329,329	131,280	202,077	7,800	341,156

Note 11  Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	31.3.19				31.12.18
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	28,642	5,519	98	34,259	24,406	4,468	69	28,943
of which:
Government bills / bonds	3,944	464	0	4,408	2,423	416	0	2,839
Corporate and municipal bonds	64	3,986	63	4,113	126	3,377	27	3,530
Investment fund units	480	436	0	916	551	137	0	689
Equity instruments	24,154	627	35	24,816	21,306	537	42	21,886

Derivative financial instruments	758	107,903	2,146	110,807	580	122,933	2,210	125,723
of which:
Interest rate contracts	6	35,203	211	35,419	7	32,511	226	32,743
Credit derivative contracts	0	2,628	579	3,207	0	2,203	519	2,722
Foreign exchange contracts	315	44,363	84	44,762	322	52,964	86	53,372
Equity / index contracts	6	24,662	1,270	25,939	1	33,669	1,371	35,041
Commodity contracts	0	988	1	989	0	1,487	0	1,487

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	39,326	0	39,326	0	38,420	0	38,420

Debt issued designated at fair value	0	54,543	12,376	66,919	0	46,074	10,957	57,031

Other financial liabilities designated at fair value	0	31,716	678	32,394	0	32,569	1,025	33,594
of which:
Amounts due under unit-linked investment contracts	0	24,317	0	24,317	0	21,679	0	21,679
Securities financing transactions	0	6,190	0	6,190	0	9,461	0	9,461
Over-the-counter debt instruments	0	1,205	676	1,882	0	1,427	1,023	2,450
Total liabilities measured at fair value	29,400	239,007	15,298	283,705	24,986	244,465	14,260	283,711

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.    2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement (continued)

b) Valuation adjustments

Deferred day-1 profit or loss reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

In the first quarter of 2019, a deferred day-1 profit or loss reserve release of USD 126 million was recognized in the income statement, mainly related to loans which are reported within Financial assets at fair value not held for trading on the balance sheet, following an increase in observability.

Deferred day-1 profit or loss reserves
	For the quarter ended
USD million	31.3.19	31.12.18	31.3.18
Reserve balance at the beginning of the period	255	250	338
Profit / (loss) deferred on new transactions	33	48	197
(Profit) / loss recognized in the income statement	(126)	(41)	(56)
Foreign currency translation	(1)	(2)	1
Reserve balance at the end of the period	161	255	479

c) Transfers between Level 1 and Level 2

The amounts disclosed in this section reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets totaling approximately USD 1.8 billion, which were mainly comprised of investment fund units presented in the line Financial assets at fair value held for trading on the balance sheet, were transferred from Level 2 to Level 1 during the first quarter of 2019, generally due to increased levels of trading activity observed within the market for these instruments. Liabilities transferred from Level 2 to Level 1 during the first quarter of 2019 were not material. Assets and liabilities transferred from Level 1 to Level 2 during the first quarter of 2019 were also not material.

Note 11  Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2018. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2018.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.3.19			31.12.18
USD billion	31.3.19	31.12.18	31.3.19	31.12.18			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	0.4	0.7	0.1	0.0	Relative value to market comparable	Bond price equivalent	0	134	92	0	134	89	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.8	2.7	0.0	0.0	Relative value to market comparable	Loan price equivalent	0	101	99	0	100	99	points
					Discounted expected cash flows	Credit spread	301	700		301	513		basis points
					Market comparable and securitization model	Discount margin	1	14	2	1	14	2%
Auction rate securities	1.6	1.7	0.0	0.0	Relative value to market comparable	Bond price equivalent	79	99	89	79	99	89	points
Investment fund units[3]	0.4	0.6	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	0.6	0.6	0.0	0.0	Relative value to market comparable	Price
Debt issued designated at fair value[4]			12.4	11.0
Other financial liabilities designated at fair value[4]			0.7	1.0
Derivative financial instruments
Interest rate contracts	0.4	0.4	0.2	0.2	Option model	Volatility of interest rates	46	69		50	81		basis points
Credit derivative contracts	0.5	0.5	0.6	0.5	Discounted expected cash flows	Credit spreads	4	574		4	545		basis points
						Bond price equivalent	3	99		3	99		points
Equity / index contracts	0.4	0.5	1.3	1.4	Option model	Equity dividend yields	0	9		0	12%
						Volatility of equity stocks, equity and other indices	0	109		4	93%
						Equity-to-FX correlation	(45)	64		(39)	67%
						Equity-to-equity correlation	(50)	98		(50)	97%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 The range of inputs is not disclosed as there is a dispersion of values given the diverse nature of the investments.    4 Valuation techniques, significant unobservable inputs and the respective input ranges for Debt issued designated at fair value and Other financial liabilities designated at fair value, which mainly include over-the-counter debt instruments, are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity of fair value measurements for debt issued designated at fair value and over-the-counter debt instruments designated at fair value is reported with the equivalent derivative or structured financing instrument within the table below.

The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	31.3.19		31.12.18
USD million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans designated at fair value, loan commitments and guarantees	92	(20)	99	(44)
Securities financing transactions	32	(18)	17	(11)
Auction rate securities	80	(80)	81	(81)
Asset-backed securities	32	(28)	27	(23)
Equity instruments	176	(77)	155	(94)
Interest rate derivative contracts, net	6	(26)	8	(39)
Credit derivative contracts, net	32	(37)	33	(37)
Foreign exchange derivative contracts, net	11	(6)	10	(5)
Equity / index derivative contracts, net	188	(217)	213	(225)
Other	17	(17)	19	(19)
Total	667	(527)	661	(578)

Note 11  Fair value measurement (continued)

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Upon adoption of IFRS 9 on 1 January 2018, certain financial assets and liabilities were newly classified as measured at fair value through profit or loss and designated as Level 3 in the fair value hierarchy. Certain assets were also reclassified from Financial assets measured at fair value through other comprehensive income to Financial assets at fair value not held for trading. Refer to “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2018 for more information.

In the first quarter of 2019, loans reported within Financial assets at fair value not held for trading on the balance sheet, were transferred from Level 3 to Level 2 in the fair value hierarchy, reflecting increased observability.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement (continued)

Movements of Level 3 instruments
				Total gains / (losses) included in comprehensive income
USD billion	Balance as of 31 December 2017	Reclassifi-cations and remeasure- ments upon adoption of IFRS 9	Balance as of 1 January 2018	Net gains / (losses) included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2018

Financial assets at fair value held for trading	2.0	0.4	2.4	(0.2)	(0.1)	0.5	(1.5)	0.5	0.0	0.3	0.0	0.1	2.0
of which:
Corporate and municipal bonds	0.6		0.6	0.0	0.0	0.1	(0.5)	0.0	0.0	0.1	0.0	0.0	0.2
Loans	0.5	0.4	0.9	(0.1)	0.0	0.1	(0.8)	0.5	0.0	0.0	0.0	0.0	0.6
Investment fund units	0.6		0.6	(0.2)	(0.2)	0.1	0.0	0.0	0.0	0.2	0.0	0.0	0.7
Other	0.4		0.4	0.1	0.1	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.4

Financial assets at fair value not held for trading	1.5	3.0	4.4	(0.3)	(0.3)	0.9	(0.4)	0.0	0.0	0.1	0.0	0.3	4.9
of which:
Loans	0.8	0.6	1.4	(0.3)	(0.3)	0.8	(0.2)	0.0	0.0	0.1	0.0	0.2	2.0
Auction rate securities		1.9	1.9	0.0	0.0	0.0	(0.2)	0.0	0.0	0.0	0.0	0.1	1.8
Equity instruments		0.4	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4
Other	0.7	0.1	0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.7

Financial assets measured at fair value through other comprehensive income	0.5	(0.5)

Derivative financial instruments – assets	1.6		1.6	(0.1)	(0.1)	0.0	0.0	0.2	(0.4)	0.0	0.0	0.1	1.4
of which:
Interest rate contracts	0.1		0.1	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0
Credit derivative contracts	0.6		0.6	(0.1)	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.5
Equity / index contracts	0.7		0.7	0.0	(0.1)	0.0	0.0	0.2	(0.2)	0.0	0.0	0.0	0.6
Other	0.2		0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3

Derivative financial instruments – liabilities	2.9	0.0	2.9	(0.2)	(0.2)	0.0	0.0	0.5	(0.6)	0.2	(0.1)	0.2	2.8
of which:
Credit derivative contracts	0.6		0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7
Equity / index contracts	2.0		2.0	(0.3)	(0.3)	0.0	0.0	0.4	(0.4)	0.1	(0.1)	0.2	1.8
Other	0.3	0.0	0.3	0.1	0.1	0.0	0.0	0.0	(0.2)	0.1	0.0	0.0	0.3

Debt issued designated at fair value	11.2		11.2	(0.3)	(0.3)	0.0	0.0	2.7	(1.6)	0.4	(0.6)	0.7	12.4

Other financial liabilities designated at fair value	2.0		2.0	(0.3)	(0.3)	0.0	0.0	0.2	(0.6)	0.0	0.0	0.1	1.4

1 Net gains / (losses) included in comprehensive income are comprised of Net interest income, Other net income from financial instruments measured at fair value through profit or loss and Other income.    2 Total Level 3 assets as of 31 March 2019 were USD 7.4 billion (31 December 2018: USD 7.8 billion). Total Level 3 liabilities as of 31 March 2019 were USD 15.3 billion (31 December 2018: USD 14.3 billion).

Note 11   Fair value measurement (continued)

	Total gains / (losses) included in comprehensive income
Balance as of 31 December 2018	Net gains / (losses) included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2019[2]

2.0	(0.1)	0.0	0.4	(1.5)	1.6	0.0	0.2	(0.2)	0.0	2.3

0.7	0.0	0.0	0.2	(0.4)	0.0	0.0	0.0	(0.1)	0.0	0.4
0.7	(0.1)	0.0	0.1	(0.9)	1.6	0.0	0.0	0.0	0.0	1.5
0.4	0.0	0.0	0.0	(0.2)	0.0	0.0	0.1	(0.1)	0.0	0.2
0.2	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.2

4.4	0.1	0.2	0.5	(0.4)	0.0	0.0	0.0	(0.9)	0.0	3.7

1.8	0.1	0.1	0.4	(0.3)	0.0	0.0	0.0	(0.9)	0.0	1.1
1.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6
0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5
0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5

1.4	(0.1)	(0.1)	0.0	0.0	0.5	(0.4)	0.1	(0.1)	0.0	1.4

0.4	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.4
0.5	0.0	0.0	0.0	0.0	0.2	(0.1)	0.0	0.0	0.0	0.5
0.5	(0.1)	(0.1)	0.0	0.0	0.2	(0.2)	0.0	(0.1)	0.0	0.4
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

2.2	0.1	0.1	0.0	0.0	0.4	(0.4)	0.1	(0.2)	0.0	2.1

0.5	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.6
1.4	0.1	0.1	0.0	0.0	0.2	(0.3)	0.0	(0.2)	0.0	1.3
0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3

11.0	0.5	0.4	0.0	0.0	2.8	(1.2)	0.3	(1.0)	0.0	12.4

1.0	0.1	0.1	0.0	0.0	0.1	(0.5)	0.0	0.0	0.0	0.7

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11   Fair value measurement (continued)

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 in the first quarter of 2019 totaled USD 0.3 billion and USD 1.1 billion, respectively. Transfers into Level 3 were primarily comprised of investment fund units reflecting decreased observability of the relevant net asset value inputs. Transfers out of Level 3 were primarily comprised of loans due to increased observability of the relevant valuation inputs.

Liabilities transferred into and out of Level 3 in the first quarter of 2019 totaled USD 0.4 billion and USD 1.1 billion, respectively. Transfers into and out of Level 3 were primarily comprised of equity-linked issued debt instruments (presented within Debt issued designated at fair value) due to decreased or increased observability, respectively, of the embedded derivative inputs.

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	31.3.19		31.12.18
USD billion	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances at central banks	110.6	110.6	108.4	108.4
Loans and advances to banks	17.0	17.0	16.9	16.9
Receivables from securities financing transactions	100.2	100.2	95.3	95.4
Cash collateral receivables on derivative instruments	25.2	25.2	23.6	23.6
Loans and advances to customers	318.6	320.7	320.4	320.9
Other financial assets measured at amortized cost	22.4	22.4	22.6	22.4
Liabilities
Amounts due to banks	9.1	9.1	11.0	11.0
Payables from securities financing transactions	5.2	5.2	10.3	10.3
Cash collateral payables on derivative instruments	30.3	30.3	28.9	28.9
Customer deposits	425.9	426.0	419.8	419.9
Debt issued measured at amortized cost	128.1	130.4	132.3	135.0
Other financial liabilities measured at amortized cost	10.4	10.4	6.9	6.9

The fair values included in the table above have been calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 12  Derivative instruments

a) Derivative instruments

As of 31.3.19, USD billion	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[4]
Derivative financial instruments[1,2]
Interest rate contracts	40.1	1,114	35.4	1,115	11,049
Credit derivative contracts	2.1	74	3.2	78	0
Foreign exchange contracts	44.3	2,892	44.8	2,752	1
Equity / index contracts	22.9	430	25.9	527	122
Commodity contracts	1.2	50	1.0	40	8
Unsettled purchases of non-derivative financial instruments[5]	0.2	29	0.2	17
Unsettled sales of non-derivative financial instruments[5]	0.2	27	0.3	22
Total derivative financial instruments, based on IFRS netting[6]	111.2	4,617	110.8	4,550	11,180
Further netting potential not recognized on the balance sheet[7]	(100.9)		(97.5)
of which: netting of recognized financial liabilities / assets	(81.4)		(81.4)
of which: netting with collateral received / pledged	(19.5)		(16.0)
Total derivative financial instruments, after consideration of further netting potential	10.2		13.3

As of 31.12.18, USD billion
Derivative financial instruments[1,2]
Interest rate contracts	37.1	1,051	32.7	1,021	10,779
Credit derivative contracts	1.9	74	2.7	78	0
Foreign exchange contracts	53.5	2,626	53.4	2,517	0
Equity / index contracts	31.4	409	35.0	489	106
Commodity contracts	1.8	46	1.5	39	9
Unsettled purchases of non-derivative financial instruments[5]	0.2	17	0.1	6
Unsettled sales of non-derivative financial instruments[5]	0.4	15	0.2	13
Total derivative financial instruments, based on IFRS netting[6]	126.2	4,239	125.7	4,163	10,894
Further netting potential not recognized on the balance sheet[7]	(114.8)		(111.7)
of which: netting of recognized financial liabilities / assets	(90.8)		(90.8)
of which: netting with collateral received / pledged	(24.0)		(20.9)
Total derivative financial instruments, after consideration of further netting potential	11.4		14.0

1 Derivative financial liabilities as of 31 March 2019 include USD 18 million related to derivative loan commitments (31 December 2018: USD 17 million). No notional amounts related to these commitments are included in this table, but they are disclosed in Note 17 under Loan commitments.    2 Includes certain forward starting repurchase and reverse repurchase agreements that are classified as measured at fair value through profit or loss and are recognized within derivative instruments. The fair value of these derivative instruments was not material as of 31 March 2019 or 31 December 2018. No notional amounts related to these instruments are included in this table, but they are disclosed within Note 17 under Forward starting transactions.    3 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis.    4 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    5 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    6 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    7 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2018 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 12  Derivative instruments (continued)

b) Cash collateral on derivative instruments

USD billion	Receivables 31.3.19	Payables 31.3.19	Receivables 31.12.18	Payables 31.12.18
Cash collateral on derivative instruments, based on IFRS netting[1]	25.2	30.3	23.6	28.9
Further netting potential not recognized on the balance sheet[2]	(14.1)	(15.0)	(14.5)	(15.4)
of which: netting of recognized financial liabilities / assets	(12.2)	(13.7)	(13.5)	(14.2)
of which: netting with collateral received / pledged	(1.9)	(1.4)	(1.0)	(1.2)
Cash collateral on derivative instruments, after consideration of further netting potential	11.1	15.3	9.1	13.5

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2018 for more information.

Note 13  Other assets and liabilities

a) Other financial assets measured at amortized cost

USD million	31.3.19	31.12.18
Debt securities	12,938	13,562
of which: government bills / bonds	8,094	8,778
Loans to financial advisors[1]	3,158	3,291
Fee- and commission-related receivables	1,824	1,643
Finance lease receivables[2]	1,224	1,091
Settlement and clearing accounts	707	1,050
Accrued interest income	729	694
Other	1,855	1,233
Total other financial assets measured at amortized cost	22,433	22,563
1 Related to financial advisors in the US and Canada. 2 Upon adoption of IFRS 16 on 1 January 2019, Finance lease receivables increased by USD 176 million. Refer to Note 1 for more information.

b) Other non-financial assets

USD million	31.3.19	31.12.18
Precious metals and other physical commodities	3,816	4,298
Bail deposit[1]	1,286	1,312
Prepaid expenses	1,026	990
Net defined benefit pension and post-employment assets	3	0
VAT and other tax receivables	280	334
Properties and other non-current assets held for sale	58	82
Other	425	395
Total other non-financial assets	6,893	7,410
1 Refer to item 1 in Note 16b for more information.

Note 13  Other assets and liabilities (continued)

c) Other financial liabilities measured at amortized cost

USD million	31.3.19	31.12.18
Other accrued expenses	1,909	2,192
Accrued interest expenses	1,300	1,544
Settlement and clearing accounts	1,164	1,486
Lease liabilities[1]	3,968
Other	2,075	1,663
Total other financial liabilities measured at amortized cost	10,416	6,885
1 Relates to lease liabilities of USD 4,057 million recognized upon adoption of IFRS 16 on 1 January 2019. Refer to Note 1 for more information.

d) Other financial liabilities designated at fair value

USD million	31.3.19	31.12.18
Amounts due under unit-linked investment contracts	24,317	21,679
Securities financing transactions	6,190	9,461
Over-the-counter debt instruments	1,882	2,450
of which: life-to-date own credit (gain) / loss	(27)	(51)
Other	5	5
Total other financial liabilities designated at fair value	32,394	33,594

e) Other non-financial liabilities

USD million	31.3.19	31.12.18
Compensation-related liabilities	4,947	7,278
of which: accrued expenses	1,027	2,696
of which: Deferred Contingent Capital Plan	1,538	1,983
of which: other deferred compensation plans	1,472	1,823
of which: net defined benefit pension and post-employment liabilities	910	775
Current and deferred tax liabilities	1,013	1,002
VAT and other tax payables	491	431
Deferred income	171	215
Other	103	98
Total other non-financial liabilities	6,726	9,022

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14  Debt issued designated at fair value

USD million	31.3.19	31.12.18
Issued debt instruments
Equity-linked[1]	41,033	34,392
Rates-linked	14,430	12,073
Credit-linked	3,389	3,282
Fixed-rate	5,681	5,099
Other	2,386	2,185
Total debt issued designated at fair value	66,919	57,031
of which: life-to-date own credit (gain) / loss	33	(270)
1 Includes investment fund unit-linked instruments issued.

Note 15  Debt issued measured at amortized cost

USD million	31.3.19	31.12.18
Certificates of deposit	6,869	7,980
Commercial paper	21,711	27,514
Other short-term debt	3,453	3,531
Short-term debt[1]	32,033	39,025
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)	30,548	29,988
Senior unsecured debt other than TLAC	32,850	33,018
Covered bonds	3,815	3,947
Subordinated debt	20,299	17,665
of which: high-trigger loss-absorbing additional tier 1 capital instruments	10,396	7,785
of which: low-trigger loss-absorbing additional tier 1 capital instruments	2,381	2,369
of which: low-trigger loss-absorbing tier 2 capital instruments	6,821	6,808
of which: non-Basel III-compliant tier 2 capital instruments	700	703
Debt issued through the Swiss central mortgage institutions	8,505	8,569
Other long-term debt	55	58
Long-term debt[2]	96,072	93,246
Total debt issued measured at amortized cost[3]	128,105	132,271

1 Debt with an original maturity of less than one year.    2 Debt with original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Note 16   Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions recognized under both IAS 37 and IFRS 9.

USD million	31.3.19	31.12.18
Provisions recognized under IAS 37	3,063	3,377
Provisions for off-balance sheet financial instruments	91	79
Provisions for other credit lines	43	37
Total provisions	3,197	3,494

The following table presents additional information for provisions recognized under IAS 37.

USD million	Operational risks[2]	Litigation, regulatory and similar matters[3]	Restructuring	Real estate	Employee benefits[6]	Other	Total
Balance as of 31 December 2018	46	2,827	224	131	70	78	3,377
Adjustment from adoption of IFRS 16[1]	0	0	(103)	(29)	0	0	(132)
Balance as of 1 January 2019	46	2,827	121	102	70	78	3,245
Increase in provisions recognized in the income statement	4	16	6	0	1	2	29
Release of provisions recognized in the income statement	0	(17)	(5)	0	(2)	0	(24)
Provisions used in conformity with designated purpose	(4)	(134)	(23)	(4)	0	(6)	(171)
Foreign currency translation / unwind of discount	(2)	(15)	0	(1)	0	(1)	(18)
Balance as of 31 March 2019	45	2,677	101[4]	98[5]	69	73	3,063

1 Refer to Note 1 for more information.    2 Comprises provisions for losses resulting from security risks and transaction processing risks.    3 Comprises provisions for losses resulting from legal, liability and compliance risks.    4 Primarily consists of personnel-related restructuring provisions of USD 31 million as of 31 March 2019 (31 December 2018: USD 50 million) and provisions for onerous contracts of USD 64 million as of 31 March 2019 (31 December 2018: USD 170 million).    5 Consists of reinstatement costs for leasehold improvements of USD 88 million as of 31 March 2019 (31 December 2018: USD 89 million) and provisions for onerous contracts of USD 10 million as of 31 March 2019 (31 December 2018: USD 42 million).    6 Includes provisions for sabbatical and anniversary awards.

Restructuring provisions primarily relate to onerous contracts and severance payments. Onerous contracts for property are recognized when UBS is committed to pay for non-lease components, such as utilities, when a property is vacated or not fully recovered from subtenants. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 16b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16  Provisions and contingent liabilities (continued)

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 16a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement described in item 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and is subject to probation through January 2020.

A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and in Corporate Center[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center	UBS
Balance as of 31 December 2018	1,003	117	0	269	1,438	2,827
Increase in provisions recognized in the income statement	14	0	0	2	0	16
Release of provisions recognized in the income statement	(13)	0	0	(2)	(2)	(17)
Provisions used in conformity with designated purpose	(49)	(1)	0	(66)	(18)	(134)
Foreign currency translation / unwind of discount	(12)	(2)	0	(2)	1	(15)
Balance as of 31 March 2019	943	114	0	201	1,419	2,677

1 Provisions, if any, for the matters described in this disclosure are recorded in Global Wealth Management (item 3 and item 4) and Corporate Center (item 2). Provisions, if any, for the matters described in items 1 and 6 of this disclosure are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this disclosure in item 5 are allocated between the Investment Bank and Corporate Center.

Note 16  Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in having illicitly solicited clients on French territory, regarding the laundering of proceeds of tax fraud, and banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

A trial in the court of first instance took place from 8 October 2018 until 15 November 2018. On 20 February 2019, the court announced a verdict finding UBS AG guilty of illicitly soliciting clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS France S.A. guilty of aiding and abetting unlawful solicitation and laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS France S.A. and awarded EUR 800 million of civil damages to the French state. UBS has appealed the decision. Under French law, the judgment is suspended while the appeal is pending. The Court of Appeal will retry the case de novo as to both the law and the facts, and the fines and penalties can be greater than or less than those imposed by the court of first instance. A subsequent appeal to the Cour de Cassation, France’s highest court, is possible with respect to questions of law.

UBS believes that based on both the law and the facts the judgment of the court of first instance should be reversed. UBS believes it followed its obligations under Swiss and French law as well as the European Savings Tax Directive. Even assuming liability, which it contests, UBS believes the penalties and damage amounts awarded greatly exceed the amounts that could be supported by the law and the facts. In particular, UBS believes the court incorrectly based the penalty on the total regularized assets rather than on any unpaid taxes on those assets for which a fraud has been characterized and further incorrectly awarded damages based on costs that were not proven by the civil party. Notwithstanding that UBS believes it should be acquitted, our balance sheet at 31 March 2019 reflected provisions with respect to this matter in an amount of USD 516 million. The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty. The provision reflected on our balance sheet at 31 March 2019 reflects our best estimate of possible financial implications, although it is reasonably possible that actual penalties and civil damages could exceed the provision amount.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud. In 2018, tax authorities and a prosecutor’s office in Italy asserted that UBS is potentially liable for taxes and penalties as a result of its activities in Italy from 2012 to 2017.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 31 March 2019 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16  Provisions and contingent liabilities (continued)

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

UBS was not a significant originator of US residential loans. A branch of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008 and securitized less than half of these loans.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. In 2012, certain RMBS trusts filed an action in the US District Court for the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations issued and underwritten by UBS with an original principal balance of approximately USD 2 billion. In July 2018, UBS and the trustee entered into an agreement under which UBS will pay USD 850 million to resolve this matter. A significant portion of this amount will be borne by other parties that indemnified UBS. The settlement remains subject to court approval and proceedings to determine how the settlement funds will be distributed to RMBS holders. After giving effect to this settlement, UBS considers claims relating to substantially all loan repurchase demands to be resolved and believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

Mortgage-related regulatory matters: Since 2014, the US Attorney’s Office for the Eastern District of New York has sought information from UBS pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), related to UBS’s RMBS business from 2005 through 2007. On 8 November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under FIRREA related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019.

Our balance sheet at 31 March 2019 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

Note 16  Provisions and contingent liabilities (continued)

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. The BMIS Trustee appealed. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims and remanded the case to the bankruptcy court for further proceedings. The defendants, including UBS, filed a petition for rehearing in March 2019.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 2.9 billion, of which claims with aggregate claimed damages of USD 1.9 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied and a request for permission to appeal that ruling was denied by the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Following denial of the plaintiffs’ motion for class certification, the case was dismissed in October 2018.

In 2014 and 2015, UBS entered into settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority in relation to their examinations of UBS’s operations.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants’ motion to dismiss the amended complaint.

Beginning in 2015, and continuing through 2017, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge. These events, further defaults or any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations, may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

Our balance sheet at 31 March 2019 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16  Provisions and contingent liabilities (continued)

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. In 2014 and 2015, UBS reached settlements with the UK Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission (CFTC) in connection with their foreign exchange investigations, FINMA issued an order concluding its formal proceedings relating to UBS’s foreign exchange and precious metals businesses, and the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking issued a Cease and Desist Order and assessed monetary penalties against UBS AG. In 2015, the DOJ’s Criminal Division terminated the 2012 non-prosecution agreement with UBS AG related to UBS’s submissions of benchmark interest rates, and UBS AG pleaded guilty to one count of wire fraud, paid a fine and is subject to probation through January 2020. UBS has ongoing obligations to cooperate with these authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange matters by certain authorities remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

In 2017, two putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. In October 2018, the court granted plaintiffs’ motion seeking leave to file an amended complaint.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office, the Monetary Authority of Singapore, the Hong Kong Monetary Authority, FINMA, various state attorneys general in the US and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. In 2012, UBS reached settlements relating to benchmark interest rates with the UK Financial Services Authority, the CFTC and the Criminal Division of the DOJ, and FINMA issued an order in its proceedings with respect to UBS relating to benchmark interest rates. In addition, UBS entered into settlements with the European Commission and with the Swiss Competition Commission (WEKO) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation measures with respect to benchmark interest rate submissions. In December 2018, UBS entered into a settlement agreement with the New York and other state attorneys general under which it will pay USD 68 million to resolve claims by the attorneys general related to LIBOR. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

Note 16  Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, USD and SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust and unjust enrichment claims.

Other benchmark class actions in the US: In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including a federal antitrust claim, for lack of standing. In 2015, this court dismissed the plaintiffs’ federal racketeering claims on the same basis and affirmed its previous dismissal of the plaintiffs’ antitrust claims against UBS. In 2017, this court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds, as did the court in the CHF LIBOR action. Also in 2017, the courts in the EURIBOR lawsuit dismissed the cases as to UBS and certain other foreign defendants for lack of personal jurisdiction. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs in the CHF LIBOR and SIBOR / SOR actions have filed amended complaints following the dismissals, which UBS and other defendants have moved to dismiss. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs in the BBSW action moved in January 2019 to file an amended complaint seeking to re-name UBS and certain other banks as defendants. UBS and other defendants also moved to dismiss the GBP LIBOR action in December 2016, but that motion was denied as to UBS in December 2018. UBS moved for reconsideration of that decision in January 2019.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint are pending.

UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 March 2019 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16  Provisions and contingent liabilities (continued)

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 March 2019 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 17   Guarantees, commitments and forward starting transactions

The table below presents the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

USD million	31.3.19				31.12.18
	Gross		Sub- partici- pations	Net	Gross		Sub- partici- pations	Net
	Measured at fair value	Not measured at fair value			Measured at fair value	Not measured at fair value
Total guarantees	1,840	17,434	(2,760)	16,514	1,639	18,146	(2,803)	16,982
Loan commitments	6,401	27,919	(690)	33,630	3,535	31,212	(647)	34,099
Forward starting transactions[1]
Reverse repurchase agreements	29,284	2,038			8,117	925
Securities borrowing agreements		20				12
Repurchase agreements	15,321	629			7,926	400
1 Cash to be paid in the future by either UBS or the counterparty.

Note 18   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate			Average rate[1]
	As of			For the quarter ended
	31.3.19	31.12.18	31.3.18	31.3.19	31.12.18	31.3.18
1 CHF	1.00	1.02	1.05	1.00	1.00	1.06
1 EUR	1.12	1.15	1.23	1.14	1.14	1.23
1 GBP	1.30	1.28	1.40	1.31	1.28	1.40
100 JPY	0.90	0.91	0.94	0.91	0.89	0.93

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollars. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Refer to the UBS AG first quarter 2019 report, which will be available as of 30 April 2019 under “Quarterly reporting” at www.ubs.com/investors, for the interim consolidated financial statements of UBS AG.

Comparison between UBS Group AG consolidated and UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements. UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred.

–   UBS Group AG consolidated equity was USD 0.5 billion higher compared to the equity of UBS AG consolidated as of 31 March 2019, mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. UBS Group AG is also the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted, largely offset by the treasury shares held to hedge the related share delivery obligation and those acquired as part of our share repurchase program. These effects were partly offset by additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–   Going concern capital of UBS AG consolidated was USD 4.1 billion lower than going concern capital of UBS Group AG consolidated as of 31 March 2019, reflecting additional tier 1 (AT1) capital of USD 4.3 billion partly offset by higher common equity tier 1 (CET1) capital of USD 0.3 billion.

–   CET1 capital of UBS AG consolidated was USD 0.3 billion higher than that of UBS Group AG consolidated as of 31 March 2019. The main drivers are differences in equity, in deductions for compensation-related regulatory capital components and in dividend accruals.

–   Going concern loss-absorbing AT1 capital of UBS AG consolidated was USD 4.3 billion lower than that of UBS Group AG consolidated as of 31 March 2019, reflecting Deferred Contingent Capital Plan awards and AT1 capital notes. These AT1 capital notes were issued by UBS Group Funding (Switzerland) AG, a direct subsidiary of UBS Group AG, after the implementation of the new Swiss SRB framework, and only qualify as gone concern loss-absorbing capacity at the UBS AG consolidated level.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Comparison UBS Group AG consolidated versus UBS AG consolidated
	As of or for the quarter ended 31.3.19			As of or for the quarter ended 31.12.18
USD million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	7,218	7,343	(125)	6,972	7,083	(111)
Operating expenses	5,672	5,890	(217)	6,492	6,667	(176)
Operating profit / (loss) before tax	1,546	1,454	92	481	416	65
of which: Global Wealth Management	863	848	16	327	316	11
of which: Personal & Corporate Banking	387	386	1	644	645	(1)
of which: Asset Management	103	103	0	106	105	1
of which: Investment Bank	207	187	20	(78)	(79)	1
of which: Corporate Center	(15)	(71)	56	(518)	(571)	53
Net profit / (loss)	1,139	1,067	72	315	273	42
of which: net profit / (loss) attributable to shareholders	1,141	1,069	72	315	272	42
of which: net profit / (loss) attributable to non-controlling interests	(2)	(2)	0	1	1	0

Statement of comprehensive income
Other comprehensive income	(100)	(90)	(10)	893	895	(2)
of which: attributable to shareholders	(104)	(94)	(10)	892	894	(2)
of which: attributable to non-controlling interests	4	4	0	1	1	0
Total comprehensive income	1,039	977	62	1,208	1,168	41
of which: attributable to shareholders	1,037	974	62	1,207	1,166	41
of which: attributable to non-controlling interests	2	2	0	2	2	0

Balance sheet
Total assets	956,579	956,737	(158)	958,489	958,055	434
Total liabilities	902,739	903,348	(609)	905,386	905,624	(238)
Total equity	53,840	53,389	451	53,103	52,432	671
of which: equity attributable to shareholders	53,667	53,216	451	52,928	52,256	671
of which: equity attributable to non-controlling interests	173	173	0	176	176	0

Capital information
Common equity tier 1 capital	34,658	34,933	(275)	34,119	34,608	(489)
Going concern capital	49,436	45,368	4,068	46,279	42,413	3,865
Risk-weighted assets	267,556	266,581	976	263,747	262,840	907
Common equity tier 1 capital ratio (%)	13.0	13.1	(0.2)	12.9	13.2	(0.2)
Going concern capital ratio (%)	18.5	17.0	1.5	17.5	16.1	1.4
Total loss-absorbing capacity ratio (%)	32.7	32.2	0.5	31.7	31.3	0.5
Leverage ratio denominator	910,993	911,410	(417)	904,598	904,458	140
Common equity tier 1 leverage ratio (%)	3.80	3.83	(0.03)	3.77	3.83	(0.05)
Going concern leverage ratio (%)	5.4	5.0	0.4	5.1	4.7	0.4
Total loss-absorbing capacity leverage ratio (%)	9.6	9.4	0.2	9.3	9.1	0.2

Significant regulated subsidiary and sub-group information

Unaudited

Significant regulated subsidiary and sub-group information

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

	UBS AG (standalone)		UBS Switzerland AG (standalone)		UBS Europe SE (consolidated)	UBS Americas Holding LLC (consolidated)
	USD million, except where indicated		CHF million, except where indicated		EUR million, except where indicated	USD million, except where indicated
As of or for the quarter ended	31.3.19	31.12.18	31.3.19	31.12.18	31.3.19[1]	31.3.19	31.12.18[2]

Financial information[3,4,5]
Income statement
Total operating income	2,237	1,912	2,060	2,039	193	2,933	3,124
Total operating expenses	2,200	3,173	1,600	1,637	186	2,626	2,799
Operating profit / (loss) before tax	37	(1,260)	460	402	7	307	325
Net profit / (loss)	55	(435)	360	298	11	225	2,385
Balance sheet
Total assets	498,426	480,238	295,806	293,034	56,687	140,376	142,761
Total liabilities	447,264	429,130	281,612	279,200	51,972	112,662	115,340
Total equity	51,162	51,107	14,194	13,834	4,715	27,714	27,421

Capital[6,7]
Common equity tier 1 capital	49,024	49,411	10,463	10,225	3,568	12,028	11,746
Additional tier 1 capital	10,435	7,805	4,248	4,243	290	2,141	2,141
Tier 1 capital	59,460	57,217	14,712	14,468	3,858	14,170	13,887
Total going concern capital	65,472	63,225	14,712	14,468
Tier 2 capital						713	714
Total gone concern loss-absorbing capacity			10,945	10,932
Total capital					3,858	14,882	14,601
Total loss-absorbing capacity			25,657	25,400
					0
Risk-weighted assets and leverage ratio denominator[6,7]
Risk-weighted assets	300,734	292,888	96,067	95,646	14,432	55,313	54,063
Leverage ratio denominator	617,329	601,013	310,545	306,487	51,060	124,981	122,829
					0
Capital and leverage ratios (%)[6,7]
Common equity tier 1 capital ratio	16.3	16.9	10.9	10.7	24.7	21.7	21.7
Tier 1 capital ratio					26.7	25.6	25.7
Going concern capital ratio	21.8	21.6	15.3	15.1
Total capital ratio					26.7	26.9	27.0
Total loss-absorbing capacity ratio			26.7	26.6
Leverage ratio[8]	10.6	10.5			7.6	11.3	11.3
Total loss-absorbing capacity leverage ratio			8.3	8.3
					0
Liquidity[7,9,10]
High-quality liquid assets (billion)	87	76	71	67	15
Net cash outflows (billion)	51	55	52	53	7
Liquidity coverage ratio (%)[11,12]	169	139	137	128	214

Other
Joint and several liability between UBS AG and UBS Switzerland AG (billion)[13]			26	26

1 As a result of the cross-border merger of UBS Limited into UBS Europe SE effective 1 March 2019, UBS Europe SE has become a significant regulated subsidiary of UBS Group AG. The size, scope and business model of the merged entity is now materially different. Comparatives for December 2018 have not been provided in the table because data produced on the same basis is not available. For more information on the cross-border merger of UBS Limited into UBS Europe SE, refer to the “Recent developments” section of this report.    2 Figures as of or for the quarter ended 31 December 2018 have been adjusted for consistency with the full-year audited financial statements and / or local regulatory reporting, which were finalized after the publication of the UBS Group AG Annual Report 2018 and the 31 December 2018 Pillar 3 report on 15 March 2019.    3 UBS AG and UBS Switzerland AG financial information is prepared in accordance with Swiss GAAP (FINMA Circular 2015/1 and Banking Ordinance), but does not represent interim financial statements under Swiss GAAP.    4 UBS Europe SE financial information is prepared in accordance with International Financial Reporting Standards (IFRS), but does not represent interim financial statements under IFRS.    5 UBS Americas Holding LLC financial information is prepared in accordance with accounting principles generally accepted in the US (US GAAP), but does not represent interim financial statements under US GAAP.    6 For UBS AG and UBS Switzerland AG, based on applicable transitional arrangements for Swiss systemically relevant banks (SRBs). For UBS Europe SE, based on applicable EU Basel III rules.    7 Refer to the 31 March 2019 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    8 For UBS AG, on the basis of going concern capital. On the basis of tier 1 capital for UBS Europe SE and UBS Americas Holding LLC.    9 There was no local disclosure requirement for UBS Americas Holding LLC as of 31 March 2019 and 31 December 2018.    10 For UBS Europe SE, March month-end reporting date values rather than an average calculation are disclosed as the size, scope and business model of UBS Europe SE have significantly changed as a result of the cross-border merger with UBS Limited.    11 UBS AG is required to maintain a minimum liquidity coverage ratio of 105% as communicated by FINMA.    12 UBS Switzerland AG, as a Swiss SRB, is required to maintain a minimum liquidity coverage ratio of 100%.    13 Refer to the “Capital management” section of our Annual Report 2018 for more information on the joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and its subsidiaries. UBS Group AG and UBS AG have contributed a significant portion of their respective capital and provide substantial liquidity to subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. The tables in this section summarize the regulatory capital components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of the entity to engage in new activities or take capital actions based on the results of those tests.

Standalone regulatory information for UBS AG and UBS Switzerland AG as well as consolidated regulatory information for UBS Europe SE and UBS Americas Holding LLC is provided in the 31 March 2019 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Selected financial and regulatory information for UBS AG consolidated is included in the key figures table below. Refer also to the UBS AG first quarter 2019 report, which will be available as of 30 April 2019 under “Quarterly reporting” at www.ubs.com/investors.

UBS AG consolidated key figures
	As of or for the quarter ended
USD million, except where indicated	31.3.19	31.12.18	31.3.18
Results
Operating income	7,343	7,083	8,301
Operating expenses	5,890	6,667	6,404
Operating profit / (loss) before tax	1,454	416	1,897
Net profit / (loss) attributable to shareholders	1,069	272	1,412
Profitability and growth[1]
Return on equity (%)[2]	8.1	2.1	10.7
Return on tangible equity (%)[3]	9.3	2.4	12.3
Return on common equity tier 1 capital (%)[4]	12.3	3.1	16.3
Return on risk-weighted assets, gross (%)[5]	11.1	11.0	13.1
Return on leverage ratio denominator, gross (%)[5]	3.2	3.1	3.6
Cost / income ratio (%)[6]	80.0	93.4	76.9
Net profit growth (%)[7]	(24.3)		16.4
Resources
Total assets	956,737	958,055	965,224
Equity attributable to shareholders	53,216	52,256	53,185
Common equity tier 1 capital[8]	34,933	34,608	35,060
Risk-weighted assets[8]	266,581	262,840	266,202
Common equity tier 1 capital ratio (%)[8]	13.1	13.2	13.2
Going concern capital ratio (%)[8]	17.0	16.1	15.9
Total loss-absorbing capacity ratio (%)[8]	32.2	31.3	30.7
Leverage ratio denominator[8]	911,410	904,458	926,914
Common equity tier 1 leverage ratio (%)[8]	3.83	3.83	3.78
Going concern leverage ratio (%)[8]	5.0	4.7	4.6
Total loss-absorbing capacity leverage ratio (%)[8]	9.4	9.1	8.8
Other
Invested assets (USD billion)[9]	3,318	3,101	3,309
Personnel (full-time equivalents)[10]	47,773	47,643	46,433

1 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for more information on our performance targets.    2 Calculated as net profit attributable to shareholders (annualized as applicable) / average equity attributable to shareholders.    3 Calculated as net profit attributable to shareholders (annualized as applicable) / average equity attributable to shareholders less average goodwill and intangible assets. The definition of the numerator for return on tangible equity has been revised to align with numerators for return on equity and return on CET1 capital; i.e., we no longer adjust for amortization and impairment of goodwill and intangible assets. Prior periods have been restated.    4 Calculated as net profit attributable to shareholders (annualized as applicable) / average common equity tier 1 capital.    5 Calculated as operating income before credit loss expense or recovery (annualized as applicable) / average risk-weighted assets and average leverage ratio denominator, respectively.    6 Calculated as operating expenses / operating income before credit loss expense or recovery.    7 Calculated as change in net profit attributable to shareholders from continuing operations between current and comparison periods / net profit attributable to shareholders from continuing operations of comparison period.    8 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    9 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.    10 As of 31 March 2019, the breakdown of personnel by business division and Corporate Center was: Global Wealth Management: 23,397; Personal & Corporate Banking: 5,133; Asset Management: 2,250; Investment Bank: 5,008; Corporate Center: 11,986.

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AEI                  automatic exchange of information

AGM               annual general meeting of shareholders

A-IRB              advanced internal
ratings-based

AI                    artificial intelligence

AIV                  alternative investment vehicle

ALCO              Asset and Liability Management Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association of UBS Group AG

ASF                  available stable funding

ASFA               advanced supervisory formula approach

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BSC                 Business Solutions Center

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCB                countercyclical buffer

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CECL               current expected credit loss

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate Institutional Clients

CIO                 Chief Investment Office

CLN                 credit-linked note

CLO                 collateralized loan obligation

CLS                  continuous linked settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CSO                Client Strategy Office

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DOJ                 US Department of Justice

DOL                 US Department of Labor

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss(es)

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ERISA              Employee Retirement Income Security Act of 1974

ESG                 environmental, social and governance

ESMA              European Securities and Markets Authority

ESR                  environmental and social risk

ETD                 exchange-traded derivative

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FINRA              US Financial Industry Regulatory Authority

FMIA               Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading

Abbreviations frequently used in our financial reports (continued)

FRA                 forward rate agreement

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FTD                  first to default

FTP                  funds transfer pricing

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 British pound

GEB                 Group Executive Board

GFA                 Group Franchise Awards

GHG               greenhouse gas

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

Group ALM    Group Asset and Liability Management

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               interbank offered rates

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding companies

IMA                 internal models approach

IMM                internal model method

IPS                   Investment Platforms and Solutions

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAC                 loss-absorbing capacity

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MiFID II           Markets in Financial Instruments Directive II

MiFIR              Markets in Financial Instruments associated Regulation

MRT                Material Risk Taker

MTN                medium-term note

N

NAV                net asset value

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OECD              Organisation for Economic Co-operation and Development

OIS                  overnight index swap

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QRRE              qualifying revolving retail exposures

R

RBA                 Role-based allowances

RBC                 risk-based capital

RLN                 reference-linked note

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1

RoE                 return on equity

RoTE               return on tangible equity

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

Appendix

Abbreviations frequently used in our financial reports (continued)

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right

SBC                 Swiss Bank Corporation

SCCL               single-counterparty credit limit

SDGs               Sustainable Development Goals

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFTs                 securities financing transactions

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SMA                standardized measurement approach

SME                small and medium-sized enterprises

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TRS                  total return swap

TTC                 through the cycle

U

UoM               units of measure

USD                 US dollar

US IHC            US intermediate holding company

V

VaR                 value-at-risk

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Information sources

Reporting publications

Annual publications: Annual Report (SAP no. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Corporate Center; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information on compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Auszug aus dem Geschäftsbericht (SAP no. 80531): This publication provides the translation into German of selected sections of the Annual Report. Annual Review (SAP no. 80530): This booklet contains key information on our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications: The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications: The annual and quarterly publications are available in PDF at www.ubs.com/investors  in the “UBS Group AG and UBS AG consolidated financial information” section, and printed copies can be requested from UBS free of charge. For annual publications refer to www.ubs.com/investors  in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/
investors provides the following information on UBS: news releases; financial information, including results-related filings with the US Securities and Exchange Commission; information for shareholders, including UBS share price charts as well as data and dividend information, and for bondholders; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English, with some information also available in German.

Results presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service: Email alerts to news about UBS can be subscribed to under ”UBS news alert” at www.ubs.com/investors. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a wrap-around document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website www.sec.gov. Refer to www.ubs.com/investors  for more information.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), including to counteract regulatory-driven increases, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2018. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; and 333-230312), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  April 25, 2019